As filed with the Securities and Exchange Commission on August 1, 2008

Registration No. 333-152305

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

REGISTRATION STATEMENT ON FORM F-1

UNDER

THE SECURITIES ACT OF 1933

China Mass Media International Advertising Corp.

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Alan Seem, Esq.	Z. Julie Gao, Esq.
Shearman & Sterling LLP	Latham & Watkins LLP
12th Floor, East Tower, Twin Towers	41st Floor, One Exchange Square
B-12 Jianguomenwai Dajie	8 Connaught Place, Central
Beijing 100022, People’s Republic of China	Hong Kong
(86-10) 5922-8000	(852) 2522-7886

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)(2)	Amount to be Registered(2)(3)	Proposed Maximum Offering Price per Share(3)	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Ordinary shares, par value US$0.001 per share	248,831,250	US$0.26	US$64,696,125	US$5,895(4)

(1)	American depositary shares, or ADSs, have been registered under a separate registration statement on Form F-6 (Registration No. 333-152416) . Each ADS represents 30 ordinary shares.
(2)	Includes (a) ordinary shares represented by ADSs that may be purchased by the underwriters pursuant to their overallotment option and (b) all ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public.
(3)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED AUGUST 1, 2008

PROSPECTUS

China Mass Media International Advertising Corp.

7,212,500 American Depositary Shares

Representing

216,375,000 Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of China Mass Media International Advertising Corp., or MMIA. We are offering 7,212,500 ADSs. Each ADS represents 30 ordinary shares, par value $0.001 per share, of MMIA.

Prior to this offering, there has been no public market for our ADSs or our shares. It is currently estimated that the initial public offering price per ADS will be between $6.80 and $7.80. We have applied to list our ADSs on NYSE Arca under the symbol “CMM.”

Investing in the ADSs involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to MMIA	$	$

The underwriters may also purchase up to an additional 1,081,875 ADSs from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The ADSs will be ready for delivery on or about                     , 2008.

Merrill Lynch & Co.

Oppenheimer & Co.

BMO Capital Markets

The date of this prospectus is                    , 2008.

MMIA

Advertising Agency Services:

We offer approximately 104 minutes of advertising time per weekday and approximately 78 minutes per day during the weekends, on CCTV channels 1, 2 and 4. CCTV had national coverage of 1.2 billion viewers in China in 2006.

Production and Sponsorship Services:

We design, produce and package high quality content for public service announcements or commercial advertisements.

We solicit sponsors of public service announcements, and the sponsors' names will be shown at the end of the announcements.

Clients

Value-added Services:

Our value-added services such as branding, media planning and analysis, and media resource purchasing provide one-stop solutions for our clients.

Special Events Services:

Key Media Resources:

ADVERTISMENT
白天套播

Daytime Advertising Package

A package of advertising time slots on CCTV channels 1 and 2 broadcast at least ten times per day throughout daytime hours. Average 2007 ratings were as high as 5.8%.

Chinese New Year Gala Program

The most watched TV program in China year after year, with a rating of 36.7% in 2007.

CCTV 4
中 文 国 际

CCTV Channel 4 News Programs

CCTV channel 4 is among the most popular Chinese language television channels watched by overseas Chinese and reaches more than 15 million households in 78 countries.

Guang Er Gao Zhi

The only fixed-schedule public service announcement program broadcast on CCTV.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to buy our ADSs.

Our Business

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services, special events services to China Central Television, or CCTV, and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procure advertisers to place advertisements during such time slots. We also assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We believe we are one of the leading independent advertising companies that have obtained a large volume of high quality advertising time slots from CCTV. We have developed a good relationship and reputation with CCTV primarily as a result of our extensive experience in media planning and packaging and the substantial advertising revenues generated from our effective sales efforts. We secured advertising rights to an average of 37 minutes per day in 2005 and 2006, and 35 minutes per day in 2007, for regular daily programs on CCTV Channels 1 and 2. For 2008, we have obtained advertising rights to a number of high quality daily television programs either directly from CCTV or through our agreements with Beijing Guang Er Gao Zhi Film and Television Production Company Ltd., or Guang Er Gao Zhi FTP, an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. These programs offer a total of approximately 104 minutes of advertising time per weekday and approximately 78 minutes per day during the weekends on CCTV Channels 1, 2 and 4. In addition to our regular daily television programs, since 2004 we have secured exclusive advertising rights to substantially all of the advertising time slots during the annual Chinese New Year Gala program, which is watched by almost 40% of all television viewers in China every year. In December 2007, we also entered into an agreement to assist CCTV in the sales and marketing of advertising time slots in connection with all major sporting events broadcast on CCTV Channels 1 and 2 in 2008, including the 2008 Beijing Olympic Games. In June 2008, we entered into an agreement to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, which are broadcast 24 hours a day to 36 countries around the world.

Our clients include both advertising agencies as well as corporations or other entities seeking to advertise their own products or services. In 2007, we provided advertising agency services to over 100 non-agency advertisers that purchased advertising time slots to advertise their products or services, either directly from us or indirectly through other advertising agencies. These non-agency advertisers include large and well-recognized companies in China such as China Mobile Communications Corporation, Lenovo Mobile Communications Technology Co., Ltd., Yunnan Panlongyunhai Pharmaceutical Group Co., Ltd., Shanghai Metersbonwe Group Co., Ltd. and China Unicom Limited, most of which purchased time slots from us through their advertising agencies. None of these advertisers individually accounted for more than 10% of our total revenues in 2007.

We are also a leading producer of public service announcements and commercial television advertisements in China. We produce public service announcements and commercial advertisements for government agencies and corporations such as the Ministry of Health, China National Petroleum Corporation and New China Life Insurance Co., Ltd. We have been working with CCTV and the Beijing Olympics Organizing Committee since October 2006 to produce a series of public service announcements relating to the 2008 Beijing Olympic Games, which have been highly regarded since their release. Our production team has designed and produced approximately 200 public service announcements and other television advertisements, and gained extensive experience in content creation and production.

Our achievements have been widely recognized by CCTV, industry organizations and government agencies. We have received numerous awards from the China Advertising Association as well as national and local governmental authorities. For example, we were named as one of the “Best Ten Advertising Agencies of the Year” by CCTV for 2004, 2005 and 2006. Our public service announcement regarding the prevention of AIDS received the “Golden Hawk Award for Best Public Service Announcement” in 2006, one of the most highly regarded awards in the television industry in China. Our commercial television advertisement produced in 2006 for the promotion of the 2006 FIFA World Cup received the “China Advertisement Great Wall Silver Award,” one of the most prestigious awards in advertisement production in China.

Our net revenues increased by 10.0% from RMB 213.8 million in 2005 to RMB 235.2 million in 2006, and further increased by 8.6% to RMB 255.5 million (US$36.4 million) in 2007. Our net revenues in the three months ended March 31, 2008 were RMB 134.3 million (US$19.2 million), an increase of 34.3% from RMB 100.0 million in the same period in 2007. This increase was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured by us in 2008. Our net income increased by 19.0% from RMB 142.4 million in 2005 to RMB 169.4 million in 2006, and further increased by 23.0% to RMB 208.3 million (US$29.7 million) in 2007. Our net income in the three months ended March 31, 2008 was RMB 65.4 million (US$9.3 million), a decrease of 20.2% from RMB 81.9 million in the same period in 2007.

Industry Background

China’s advertising market has become one of the largest and fastest growing advertising markets in the world. According to ZenithOptimedia, total advertising expenditure in China was US$15.0 billion in 2007, making it the second largest advertising market in Asia after Japan, and the fifth largest in the world. China’s advertising spending is expected to experience continuing strong growth with a compound annual growth rate, or CAGR, of 18.0% from 2005 to 2010 and reach US$24.3 billion by 2010, making it one of the fastest growing advertising markets in the world. The growth of China’s advertising market is driven by rapid economic expansion, growth in consumer spending, growing interest from advertisers in tapping China’s huge consumer base, and still relatively low levels of advertising spending per capita and as a percentage of GDP in China.

China’s television advertising market has developed significantly over the last decade. Despite the recent growth in outdoor and Internet advertising, television remains the most important medium for advertising among the various media channels in China in terms of advertising spending, according to ZenithOptimedia. According to the National Statistics Bureau, China had a national television coverage of 96.2%, or a potential audience of approximately 1.26 billion, at the end of 2006, making it the country with the largest television audience in the world. According to ZenithOptimedia, in 2007, television advertising garnered US$5.9 billion and 39.3% of total advertising spending in China, and is expected to reach US$8.7 billion in 2010, representing a CAGR of 13.8% from 2007 to 2010. In China, each television channel is required to air public service announcements for at least 3% of the aggregate advertising time under relevant PRC regulations and the government also expends considerable amounts for public service announcements on television. Corporate sponsors often pay fees for their company names to be displayed at the end of such public service announcements.

Despite the large number of television networks in China today, CCTV dominates China’s television market and provides the most comprehensive national coverage for advertisers. Hence, it continues to be the most sought-after platform for television advertisers. In 2006, CCTV received approximately RMB9.3 billion (US$1.3 billion) in total advertising revenues, which represents approximately 20.5% of China’s total television advertising revenues according to the 2007 China Radio & TV Yearbook.

We believe China’s advertising agency market has the following key characteristics:

•	highly fragmented with a limited number of full service advertising agencies;

•	strong growth trends;

•	international agencies acting as partners, rather than as direct competitors; and

•	emergence of strong domestic brands driving the need for more sophisticated advertising service providers.

Our Strengths

We believe our position as a leading independent television advertising company in China is primarily attributable to the following competitive strengths:

•	extensive experience and proven capabilities in television media planning, packaging and sales;

•	integrated advertising services with a proven track record in advertisement and public service announcement production;

•	ability to obtain high quality advertising time slots on CCTV;

•	well-established industry reputation and strong client base; and

•	strong and experienced management team.

Our Strategies

Our primary goal is to become the leading integrated advertising services company in China by enabling various media channels to maximize the value of their advertising resources and allowing advertisers to effectively target and reach wide audiences across China. We intend to achieve our goal by implementing the following strategies:

•	optimize our existing media resources to further enhance our profitability;

•	expand our available advertising time slots within the CCTV network to strengthen our revenue base;

•	expand our presence on regional television networks to drive further growth;

•	strengthen our production capabilities and broaden our content offerings; and

•	selectively expand into complementary media businesses.

Our Challenges

Our ability to achieve our goal and execute our strategies is subject to risks and uncertainties. We believe the following are the major risks and uncertainties that may materially affect us:

•	our dependence on our access to advertising time slots on CCTV and our reliance on a limited number of television programs to generate our revenues;

•	our reliance on a related-party advertising agent to access a substantial portion of our media resources;

•

our substantial increase in the amount of our contracted advertising time slots in 2008, many of which occur during news programs for which we have no previous marketing experience, and our contractual obligations to pay a fixed amount to CCTV for some programs regardless of whether we are successful in procuring advertisers;

•	our ability to control our advertisement costs;

•	our reliance on a limited number of large customers to generate our revenues;

•	the intense competition that we face in China’s highly fragmented and rapidly evolving advertising market; and

•	our ability to attract advertisers and increase the demand for our services.

See “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks that we face.

Corporate History and Structure

We have been conducting our business through two companies in China, Mass Media & Universal International Advertising Co., Ltd., or Universal, established in August 2006, and Mass Media International Advertising Co., Ltd., or Mass Media, established in October 2003. Both Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang, our chairman and chief executive officer, and his immediate family members. Since the establishment of Universal, the advertising business of Mass Media has been gradually assumed by Universal. Mass Media has ceased to conduct any business relating to television advertising and transferred its major assets relating to television advertising to Universal. Effective from December 31, 2007, Mass Media is no longer part of our company.

Previously, 70% of the equity interests of Universal were owned by Universal International Advertising Limited, or UIAL, a British Virgin Islands company beneficially owned by Mr. Shengcheng Wang. Shenzhen Guang Er Gao Zhi Co., Ltd., a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang’s immediate family members, owned the remaining 30% of the equity interests of Universal. In November 2007, a new holding company, China Mass Media International Advertising Corp., or MMIA, was established by Mr. Shengcheng Wang in the Cayman Islands to serve as our entity for listing and UIAL became a wholly owned subsidiary of MMIA. UIAL subsequently purchased the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi Co., Ltd.

The following diagram illustrates our corporate structure after the completion of our reorganization:

Recent Developments

In the three months ended June 30, 2008, our net revenues were RMB 68.1 million (US$9.7 million), representing an increase of 44.9% from RMB 47.0 million in the same period in 2007, mainly due to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured by us in 2008. Our net revenues in the three months ended June 30, 2008 decreased by 49.3% from RMB 134.3 million (US$19.2 million) in the three months ended March 31, 2008. Our net income decreased by 74.1% to RMB 10.6 million (US$1.5 million) in the three months ended June 30, 2008 from RMB 40.9 million in the same period in 2007 and also decreased by 83.9% from RMB 65.4 million (US$9.3 million) in the three months ended March 31, 2008. The decrease in our net income in the three months ended June 30, 2008 was primarily due to several factors that affected our financial performance and results of operations, including (a) the loss of Hasee Computer Co., Ltd., a significant customer who filed two lawsuits against us in April 2008 and (b) the severe earthquake that struck Sichuan Province on May 12, 2008 and its aftermath. In addition, the decrease in our net income in the three months ended June 30, 2008 from the three months ended March 31, 2008 was also due to the fact that the Chinese New Year Gala program occurs only in the first quarter of each year. For a detailed analysis of our financial condition and results of operations for the three months ended June 30, 2008, see “Recent Developments.”

Corporate Information

Our principal executive offices are located at 6th Floor, Tower B, Corporate Square, 35 Finance Street, Xicheng District, Beijing 100032, People’s Republic of China. Our telephone number at this address is (86-10) 8809-1099 and our fax number is (86-10) 8809-1088. Our registered office in the Cayman Islands is at the offices of M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.chinammia.com. The information contained on our website does not constitute a part of this prospectus. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

CONVENTIONS THAT APPLY TO THIS PROSPECTUS

Unless otherwise indicated, references in this prospectus to:

•	“ADRs” are to the American depositary receipts that evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents 30 ordinary shares;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“series A preferred shares” are to our convertible series A preferred shares, par value US$0.001 per share;

•	“shares” or “ordinary shares” are to our ordinary shares, par value US$0.001 per share; and

•	“US$,” “$” and “U.S. dollars” are to the legal currency of the United States.

Unless the context indicates otherwise, “we,” “us,” “our company” and “our” refer to MMIA, UIAL, Universal and, up to December 31, 2007, Mass Media.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

Unless otherwise indicated, all share and per share information in this prospectus gives effect to the 1,000-for-one share split of our ordinary shares and series A preferred shares effected in the form of a grant of bonus shares on July 17, 2008.

This prospectus contains translations of certain Renminbi amounts into U.S. dollars at specified rates. All translations from Renminbi to U.S. dollars were made at the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise stated, the translation of Renminbi into U.S. dollars has been made at the noon buying rate in effect on March 31, 2008, which was RMB 7.0120 to US$1.00. We make no representation that the Renminbi or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. See “Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could result in foreign currency exchange losses.” On July 31, 2008, the noon buying rate was RMB 6.8272 to US$1.00.

THE OFFERING

Price per ADS	We currently estimate that the initial public offering price will be between US$6.80 and US$7.80 per ADS.

ADSs offered by us	7,212,500 ADSs.

ADSs outstanding immediately after this offering	7,212,500 ADSs (or 8,294,375 ADSs if the underwriters exercise the option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	716,375,000 ordinary shares (or 748,831,250 ordinary shares if the underwriters exercise the option to purchase additional ADSs in full), after giving effect to the conversion of our series A preferred shares, but excluding 50,000,000 ordinary shares reserved for issuance under our equity incentive plan.

Option to purchase additional ADSs	We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,081,875 additional ADSs solely to cover any overallotments.

ADSs	Each ADS represents 30 ordinary shares, par value US$0.001 per ordinary share.

The depositary will be the holder of the ordinary shares underlying the ADSs and you will have the rights of an ADR holder as provided in the deposit agreement among us, the depositary and owners and holders of ADSs from time to time.

You may surrender your ADSs to the depositary to withdraw the ordinary shares underlying your ADSs. The depositary will charge you a fee for such an exchange.

We may amend or terminate the deposit agreement for any reason without your consent. If an amendment becomes effective, you will be bound by the deposit agreement as amended if you continue to hold your ADSs.

To better understand the terms of the ADSs, you should carefully read the section in this prospectus entitled “Description of American Depositary Shares.” We also encourage you to read the deposit agreement, which is an exhibit to the registration statement that includes this prospectus.

Depositary	Citibank, N.A.

Use of proceeds	We estimate that we will receive net proceeds of approximately US$46.1 million from this offering, after deducting the underwriter discounts, commissions and estimated offering expenses payable by us and assuming an initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus. We intend to use our net proceeds from this offering for the following purposes:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses; and

•

the remaining amount to fund our working capital, including the capital needed to expand our available advertising time slots on television networks, our purchase of the premises occupied by our corporate headquarters and other general corporate purposes.

See “Use of Proceeds” for additional information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before deciding to invest in our ADSs.

Listing	We have applied to list our ADSs on NYSE Arca. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.

NYSE Arca symbol	“CMM”

Reserved ADSs	At our request, the underwriters have reserved for sale, at the public offering price, up to 5% of the ADSs offered by this prospectus to some of our directors, officers, employees, business associates and related persons through a reserved share program.

Lock-up	We, Mr. Shengcheng Wang and Happy Indian Ocean Limited and Arctic Spring Limited, which are beneficially owned by Mr. Wang and will own 100% of our outstanding shares immediately prior to the completion of this offering, have agreed with the underwriters not to sell, transfer or dispose of any ADSs, ordinary shares or other securities of our company for a period of 180 days after the date of this prospectus. None of our outstanding options are exercisable during this 180-day period. See “Underwriting.”

SUMMARY COMBINED FINANCIAL AND OPERATING DATA

The following summary combined statements of operations for the three years ended December 31, 2005, 2006 and 2007 and summary combined balance sheets as of December 31, 2005, 2006 and 2007 have been derived from our audited combined financial statements included elsewhere in this prospectus. These combined financial data have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, or PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on our audited financial statements is included elsewhere in this prospectus. Our summary unaudited condensed combined statements of operations for the three months ended March 31, 2007 and 2008 and our summary unaudited condensed combined balance sheet as of March 31, 2008 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed combined financial information on the same basis as our audited combined financial statements. The unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The summary combined financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2005	2006	2007		2007	2008
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(unaudited)	(unaudited)
	(In thousands, except per share data)
Summary Combined Statement of Operations Data
Revenues:
Advertising agency services	215,448	245,200	202,637	28,899	86,880	130,366	18,592
Special events services	15,228	—	15,991	2,280	15,991	—	—
Production and sponsorship services	2,336	10,487	60,018	8,559	5,962	11,524	1,643
Total revenues	233,012	255,687	278,646	39,738	108,833	141,890	20,235
Less: business tax	(19,163)	(20,472)	(23,110)	(3,296)	(8,870)	(7,574)	(1,080)
Total net revenues	213,849	235,215	255,536	36,442	99,963	134,316	19,155

Operating costs and expenses:
Cost of revenues	(29,311)	(26,734)	(30,148)	(4,299)	(11,535)	(52,935)	(7,549)
Sales and marketing expenses	(10,069)	(7,038)	(5,600)	(799)	(1,189)	(1,430)	(204)
General and administrative expenses	(8,494)	(5,631)	(8,505)	(1,213)	(2,347)	(3,576)	(510)
Total operating costs and expenses	(47,874)	(39,403)	(44,253)	(6,311)	(15,071)	(57,941)	(8,263)
Operating income	165,975	195,812	211,283	30,131	84,892	76,375	10,892
Interest and investment income	1,331	3,434	10,774	1,537	1,671	1,938	277
Other expenses, net	(151)	(1,560)	(3,128)	(446)	(457)	(4)	(1)
Income before tax	167,155	197,686	218,929	31,222	86,106	78,309	11,168
Income tax expense	(24,738)	(28,271)	(10,619)	(1,514)	(4,222)	(12,934)	(1,845)
Net income	142,417	169,415	208,310	29,708	81,884	65,375	9,323
Net income allocated to participating preferred shares	(24,951)	(29,682)	(36,496)	(5,205)	(14,346)	(11,454)	(1,633)
Net income available to ordinary shareholders	117,466	139,733	171,814	24,503	67,538	53,921	7,690
Earnings per ordinary share, basic and diluted	0.28	0.34	0.42	0.06	0.16	0.13	0.02
Earnings per ADS	8.55	10.16	12.50	1.78	4.91	3.92	0.56
Dividends declared per share	0.24	0.35	0.44	0.06	0.18	—	—

	As of December 31,				As of March 31, 2008
	2005	2006	2007		Actual		Pro Forma As Adjusted(1)
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(US$)
					(unaudited)
	(In thousands)
Summary Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	19,718	163,455	23,311	69,377
Total current assets	393,981	547,443	385,450	54,970	695,339	99,164	145,230
Total non-current assets	22,744	26,546	18,092	2,580	2,289	327	327
Total assets	416,725	573,989	403,542	57,550	697,628	99,491	145,557
Total current liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total shareholder’s equity	90,141	137,304	128,715	18,356	194,091	27,680	73,746
Total liabilities and shareholder’s equity	416,725	573,989	403,542	57,550	697,628	99,491	145,557

	Year Ended December 31,				Three Months Ended March 31,
	2005		2006	2007	2007	2008
Selected Operating Data
Number of programs secured during the period	4		4	3	3	9
Total advertising time obtained (seconds)(2)	825,600		828,920	783,240	206,040	542,160
Total advertising time sold (seconds)	840,695	(3)	774,381	631,620	188,020	292,510

(1)	The pro forma as adjusted balance sheet information as of March 31, 2008 assumes the issuance and sale of 216,375,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, based on an assumed initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
(2)	Represents the total amount of time during regular television programs secured through our contracts with CCTV.
(3)	The total time we sold exceeded the total time we contracted to obtain from CCTV in 2005 because we increased our spot purchases and sales of extra advertising time from CCTV in response to market demand.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before deciding to invest in our ADSs. The trading price of our ADSs could decline due to any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our business substantially depends on CCTV. We rely on our access to advertising time slots on CCTV to broadcast our clients’ advertisements. Any unfavorable change in CCTV’s advertising model, any changes that adversely affect CCTV’s market position or any limitation on our access to desired television advertising time slots could harm the effectiveness and attractiveness of our services.

CCTV is the sole television network from which we currently obtain advertising time.    We place our advertising clients’ advertisements on CCTV, the largest television network in China, which offers 17 channels nationwide. According to the 2007 China Radio & TV Yearbook, CCTV had a market share in China of approximately 20.5% in terms of total television advertising revenues in 2006. We believe CCTV is generally perceived as the most influential and reputable television medium by the public in China, due to its central government sponsorship, extensive network coverage and long broadcasting history in China. As such, advertisers often regard CCTV as the television advertising platform on which they can gain the maximum exposure and recognition for their products or services in China. We believe our access to a substantial number of advertising time slots on three of the main channels of CCTV, particularly during certain popular television programs, enhances our service offerings. CCTV currently uses third-party agencies, such as our company, to sell a significant portion of its advertising time slots to advertisers, while selling the remaining portion of its advertising time slots directly by itself or through auctions. If CCTV changes this model and increases the volume of its direct sales to advertisers, we may lose our advertising clients and our results of operations will be materially and adversely affected. For example, in 2007, CCTV began marketing by itself approximately 20 seconds out of the twelve minutes of advertising time for the Chinese New Year Gala program that we had managed for CCTV in prior years, which resulted in a slight decrease in our revenues.

An unfavorable change in CCTV’s market position could materially and adversely affect us.    CCTV is owned by China’s central government, and its dominant position in China’s television advertising market is derived primarily from its status as one of the central government’s key channels for communication with the public. As a result, CCTV enjoys certain favorable governmental support that is not available to other television networks. For example, the central government mandates that CCTV’s Channel 1, on which we have a substantial number of advertising time slots, be broadcast by all regional television networks in China, which makes this channel particularly attractive to advertisers who want to achieve nationwide exposure. Nevertheless, CCTV faces increasing competition from regional television networks that strive to offer more attractive television programs to compete with CCTV for television audiences. If CCTV fails to compete successfully against these other networks, it may lose its market share. Any changes that could potentially erode CCTV’s dominant market position, such as relaxation of media control by the government or inadequate response to competition from other networks by CCTV, could in turn reduce the attractiveness of our advertising offerings.

CCTV has considerable bargaining power over us.    Consistent with industry practice in China, the pricing terms of our advertising contracts with CCTV are typically negotiated annually, including the contracts that have terms of more than one year. As CCTV is owned by the government, our negotiating power with CCTV is limited. In general, CCTV would be less likely to enter into new contracts with us if we failed to bring in sufficient advertising revenues for the advertising time slots contracted to us in a previous year. From time to time we enter into contracts with CCTV and commit ourselves to a minimum amount of advertising revenues with respect to certain advertising time slots provided to us. Under all such contracts, we will be required to pay the agreed-upon minimum amounts to CCTV even if we do not successfully procure advertisers for the time slots. If we fail to procure sufficient advertising clients for the time slots provided to us or receive total amounts lower than what we have committed ourselves to deliver, we may be required to cover the difference ourselves, as a result of which our financial condition and results of operations could be adversely affected. As our existing contracts expire, we may be unable to renew or extend the terms of contracts for desired advertising time slots on desirable CCTV channels or at favorable price levels, if at all. Any significant decreases in our CCTV advertising time slot resources as a result of our failure to renew or extend our existing contracts with CCTV could materially and adversely affect the effectiveness and attractiveness of our advertising offerings.

Payment terms under our special events services contracts with CCTV are unclear.    We assist CCTV in the sales and marketing of advertising time slots for major sporting events broadcast on its Channels 1 and 2. Our fees for such services are not expressly stipulated in our contracts with CCTV. We typically receive a percentage of the total advertising revenues relating to such events as our compensation, which is determined by CCTV at its sole discretion on a case-by-case basis. Moreover, we have experienced delays in receiving confirmation of our special events services fees for several months after our services were rendered. Since we only recognize the revenues for our special events services when we receive such confirmation, our revenues for the relevant periods will be adversely affected if CCTV substantially lowers our fees for special events services or fails to confirm our fees on a timely basis.

CCTV also owns 50% of Guang Er Gao Zhi FTP, with whom we have entered into a framework agreement to procure advertising rights to several CCTV programs, See “—We access a substantial portion of our media resources through a related party, Guang Er Gao Zhi FTP, and if Guang Er Gao Zhi FTP fails to perform its contract with us for any reason or ceases operations, or if its access to such media resources is terminated, our business could be disrupted and our results of operations could be materially and adversely affected.”

We rely on access to advertising time slots during a limited number of television programs to place our clients’ advertisements and the desirability of the advertising time slots we obtain depends on the popularity of the relevant television programs and other factors that are difficult to predict.

We rely significantly on our rights to advertising time slots during a limited number of television programs, including the Chinese New Year Gala program, Television Guides and the programs under our daytime advertising package, all of which are broadcast on CCTV. We also have obtained advertising rights to a number of additional programs on CCTV, including First News, China News, Chinese World, World Update, Viewer’s Guide and various periodic sports and financial news programs, which became available to us starting from January 2008. Although we occasionally procure advertising time slots during other programs on CCTV, we substantially rely on the regular daily television programs we have obtained from CCTV to place advertisements for clients and generate revenues. We do not have control over the availability or scheduling of these programs. If any of such programs are rescheduled to times that are unattractive to our clients or if any of such programs are shortened or canceled by CCTV and we cannot obtain alternative media resources, we would face difficulty in marketing our services and our revenues may decline. For example, we previously held rights to advertising time slots on the CCTV children’s program Big Pinwheel, but when this program was re-scheduled to a time less attractive to advertisers in late 2005 it became increasingly difficult for us to sell the advertising time slots for this program in 2006 and we did not renew our contract with CCTV for this program in 2007, which contributed to a decline in our revenues from advertising agency services in 2007. As a further example, the advertising time for World Update, a program on CCTV Channel 4 for which we have obtained advertising rights, was reduced from three minutes to two minutes in 2008 when the length of the program was shortened. This type of change to the advertising time slots currently available to us may cause a decrease in our revenues from advertising agency services in future periods. Furthermore, starting from May 2008, the World Update program has been temporarily suspended for the duration of the Olympic torch-relay campaign. In addition, the Beijing Olympic Games may negatively affect the advertising sales for regular daily television programs because advertisers who have a limited advertising budget may decide to devote their advertising spending to Olympic Games-related programs or events at the expense of other regular daily television programs. The broadcasting schedule of regular daily television programs is also likely to be interrupted or changed during the Beijing Olympic Games, which may make such programs less attractive to potential advertisers.

In addition, the value of television advertising time slots depends primarily on the popularity, ratings and demographics of the viewership of the program to which such advertising time slots are attached. Therefore, the perceived effectiveness and desirability of our services to a certain extent depends on the acceptance by the public of the television programs to which our advertising time slots are attached, which is difficult to predict. The success of a television program also depends on the quality and acceptance of other competing programs, the availability of alternate forms of entertainment, the general trend of leisure time activities and other tangible and intangible factors, many of which are difficult to predict. Poor ratings of a television program in targeted demographics can lead to a reduction in the advertising spending for any advertising time slots related to that program. If any of the television programs to which our advertising time slots are attached becomes unpopular, our service offerings may become less attractive to our clients and our financial condition and results of operations could be materially and adversely impacted as a result.

We access a substantial portion of our media resources through a related party, Guang Er Gao Zhi FTP, and if Guang Er Gao Zhi FTP fails to perform its contract with us for any reason or ceases operations, or if its access to such media resources is terminated, our business could be disrupted and our results of operations could be materially and adversely affected.

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency that has obtained advertising rights relating to a number of television programs on CCTV. Guang Er Gao Zhi FTP is 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Guang Er Gao Zhi FTP is not controlled by our company, Mr. Shengcheng Wang or his immediate family members. Under the framework agreement, we have obtained a right of first refusal to procure advertisers for the advertising time slots Guang Er Gao Zhi FTP has obtained from CCTV, which currently consist of the advertising time slots during a number of programs on CCTV Channels 2 and 4, including First News, China News, Chinese World, World Update, Viewer’s Guide and various periodic sports and financial news programs, starting from January 1, 2008. The advertising time obtained by us through such exclusive arrangement accounts for approximately 65.0% of the total advertising time available to us per weekday, and 52.7% per day during the weekends, on CCTV in 2008. Either CCTV or Guang Er Gao Zhi FTP may terminate their agreement for any reason, including a breach of contract by the other party. As we are not a party to the contract between CCTV and Guang Er Gao Zhi FTP, we will not be able to enforce our advertising rights if either of them is unable or unwilling to perform the contract or to continue their relationship. In addition, Guang Er Gao Zhi FTP may fail to perform the framework agreement or may discontinue its operations. If any of such events occurs, our ability to secure our access to sufficient media resources may be impaired, our business could be disrupted and our results of operations could be materially and adversely affected.

We substantially increased our advertising time slots obtained from CCTV for 2008, and if our efforts to attract advertising clients for such newly available time slots are not successful, our revenues may decline and our profitability may be materially and adversely affected.

In January 2008, we secured advertising rights relating to a number of additional programs on CCTV Channels 2 and 4 through our framework agreement with Guang Er Gao Zhi FTP. Most of these television programs are news programs, for which we have no previous marketing experience. In addition, we are required to pay a fixed amount to CCTV with respect to the Channel 4 programs regardless of whether we are successful in procuring advertisers for the time slots during these programs. We may not be able to generate sufficient advertising revenues from such programs to cover the fixed amount we are required to pay for these advertising rights. If any of these adverse developments occurs, we will not benefit from the increased advertising time slots available to us as much as we expect, or at all, our revenues and net income may decline, and our profitability may be materially and adversely affected.

Our ability to adjust our advertisement costs is limited and any substantial increase in the prices charged by CCTV for the advertising time slots available to us may reduce our revenues and profitability.

In negotiating with our advertising clients, we price the advertising time slots for most daily television programs based on a number of factors, including market demand for such advertising time slots, target audience, the ratings and quality of the relevant television programs and prices charged by our competitors. We also refer to the rate cards published by CCTV for its advertising time slots. We typically negotiate the pricing terms with CCTV with respect to the advertising time slots of such daily television programs available to us on an annual basis. In such contracts, we and CCTV agree on the prices that we will pay to CCTV for these time slots, which are generally lower than the published rate card prices. We typically retain the difference between the prices we charge to our advertising clients and the prices we pay to CCTV as our commission. CCTV usually increases the prices charged to us and the prices on its published rate cards every year. We are typically able to pass on such price increases to our advertising clients. However, in the future we may not always be able to do so. Due to its dominant market position, CCTV enjoys much greater bargaining power over price increases than we do and our ability to control such advertisement costs is limited. If CCTV substantially raises the prices charged to us for the advertising time slots available to us and we are unable to pass on such costs to our advertising clients, our revenues would decrease and our profitability may decline.

We receive a substantial portion of our revenues from a limited number of large clients, and the loss of these clients, or the loss of significant advertisers by our agency clients, could materially and adversely impact our business, financial condition and results of operations.

A relatively small number of clients are responsible for a substantial percentage of our revenues. In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, individual clients accounting for more than 10% of our revenues in the aggregate were responsible for 27.0%, 37.8%, 32.3% and zero of our revenues, respectively. Most of these clients are third-party advertising agencies who obtained advertising time slots from us for their advertising clients and may in turn rely on a limited number of large advertisers for their businesses. In particular, we relied on one third-party advertising agency to resell all of our advertising time slots during the Television Guides program in 2007. The performance of such third-party advertising agencies has a direct impact on our operating results. Advertisers who access our advertising time slots through other advertising agencies may reduce advertising and marketing spending or cancel projects at any time for any reason. There can be no assurance that any of these advertising clients will continue to utilize our services to the same extent, or at all, in the future. For example, in 2007, one advertiser that placed its advertisements through a third-party agency reduced its advertising spending for time slots during the Television Guides program, which resulted in a substantial decrease in our revenues. A significant reduction in advertising and marketing spending by, or the loss of one or more of, our advertising clients, if not replaced by new clients or an increase in business from existing clients, could make it difficult for us to fill the time slot vacancies and our revenues and profits could decline significantly as a result. The third-party advertising agencies may also introduce their advertising clients to other advertising service providers who have obtained other advertising time slots from CCTV or other television networks. As a result, any loss of our significant clients, or the loss of significant advertisers by our agency clients, could have a material and adverse effect on our financial condition and results of operations. In addition, if any client with whom we have a substantial amount of business experiences financial difficulty, we could be unable to collect accounts receivable on a timely basis, if at all. This may result in an increase in our bad debt expenses and adversely affect our results of operations.

We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and our profitability may be materially harmed.

The advertising industry is highly competitive and fragmented in China. In 2006, there were over 99,000 advertising companies in China, representing an increase of approximately 18.0% from 2005, according to the 2007 China Advertising Industry Development Report. As an increasing number of companies enter the industry, competition continues to intensify. Our direct competitors are other national or regional advertising or marketing services providers that offer television airtime to advertisers, primarily including SinoMedia Holding Limited, Walk-on Advertising Co., Ltd. and Charm Communication Corp. We compete with other television advertising agencies for the limited time slots available on CCTV or other television networks on the basis of sales and marketing capabilities, operating track record and service quality. In particular, some of our advertising clients are other advertising agencies who could become our competitors seeking the same limited media resources. We also compete with other television advertising agencies for advertisers’ spending on the basis of desirability of time slots offered, television network coverage, service quality, reputation, pricing and relationships with television networks.

We face competition from new entrants in the television advertising sector. Wholly foreign-owned advertising companies have been allowed to operate in China since December 2005, which exposes us to increased competition from international advertising companies that have greater financial and other resources than us. Fixed costs in the advertising industry are generally low, and it is customary that advertising service contracts with advertising clients, such as ours, are entered into on a short-term and non-exclusive basis. It is possible that our competitors, including new market entrants, could acquire a significant number of clients and establish a significant presence in our markets.

Some of our existing and potential competitors may have competitive advantages, such as closer cooperative relationships with CCTV, longer operating histories, larger market shares, access to larger client bases or media resources, or greater financial, sales and marketing, distribution, technical or other resources, than we do. Increased competition will provide potential clients with a wider choice of advertising and marketing service providers, which could lead to lower prices and decreased revenues and profits for us. We cannot assure you that we will be able to successfully compete against new or existing competitors and failure to do so may cause our market share and our revenues to decline significantly.

In addition, television networks, upon which we depend for our business, also compete with other forms of advertising media, such as radio, newspapers, magazines, the Internet, indoor or outdoor flat panel displays, billboards and public transport advertising, for overall advertising spending. According to ZenithOptimedia, advertising spending in advertising media other than television collectively accounted for approximately 60.7% of total advertising spending in China in 2007. In particular, we believe that the Internet is becoming increasingly popular as an alternative advertising medium among advertisers. In addition, technology in television, video, data services and other media used in the entertainment industry is changing rapidly, and advances in technology have led to alternative methods of content delivery and storage. Certain changes in the behavior of television viewers driven by these methods of delivery and storage could have a negative effect on the television advertising revenues. For example, devices that enable users to view television programs on a time-delayed basis or allow them to fast-forward or skip advertisements may cause changes in consumer behavior that could adversely affect the advertising revenues of television networks and our results of operations.

We derive substantially all of our revenues from the provision of advertising services, a business that is particularly sensitive to changes in economic conditions and other general trends.

We derive substantially all of our revenues from a single business, the provision of advertising services. Demand for our services and the resulting advertising spending by our clients are highly sensitive to changes in general economic conditions and other general trends, including changes in lifestyle patterns and consumers’ tastes and preferences. Recessionary economic cycles may adversely affect the businesses of our advertising clients, which can have the effect of reducing the volume of advertising time slots and other services advertisers purchase from us. Additionally, advertisers could also decide to spend more of their advertising budget on non-television advertising media because of perceived changes in consumers’ lifestyles or their tastes and preferences. A general decrease in total advertising spending, or a decrease in the demand for our advertising services in particular, would materially and adversely affect our ability to generate revenues and have a significant negative effect on our financial condition and results of operations.

Advertising clients periodically review and change their advertising or marketing models and strategies, and if we fail to adapt quickly to such changes, we may be unable to attract advertisers and increase the demand for our services, and therefore be unable to maintain or increase our revenues and profits.

Advertising service contracts with clients are generally entered into on a short-term and non-exclusive basis. Clients may move their accounts to another agency on relatively short notice. For example, in 2007, one advertiser reduced its advertising spending for time slots during the Television Guides program, which resulted in a substantial decrease in our revenues. In many cases, we represent a client for only a portion of its advertising or marketing needs or only in specific advertisements or marketing campaigns, thus enabling the client to continually compare the effectiveness of our services against that of other agencies. A client’s decision to place its advertisements through us is affected by a number of factors, including the desirability of time slots we offer, the extent of television network coverage we provide, our service packages and pricing structure and the client’s perception of the effectiveness and quality of our services. If we fail to retain our existing clients or increase advertisers’ awareness and utilization of our services, or to formulate attractive service packages and pricing structures to attract new clients, demand for our services will not grow and may even decrease. Advertisers might be unwilling to seek time slots from us or to pay the levels of advertising fees we require to generate profits, which could materially and adversely affect our ability to increase our revenues and our profitability.

We depend on the services of key personnel, including Mr. Shengcheng Wang, who is our chairman and chief executive officer, and our business and growth prospects may be severely disrupted if we lose their services.

Mr. Shengcheng Wang, our chairman and chief executive officer, has led our company since our establishment. Our business and operations depend to a significant extent on his business vision, industry expertise, experience with our business operations and management skills, as well as his relationships with CCTV, many of our key clients and our employees. We do not maintain key-man life insurance for Mr. Shengcheng Wang. If he becomes unable or unwilling to continue in his present position, we may not be able to replace him in a timely manner or at all, which would have a material adverse effect on our business and growth prospect. We also rely on the performance of a number of other key employees. Although we believe that we have established a reputation in the industry that attracts talented personnel, we are still vulnerable to adverse consequences from the loss of key employees due to competition among providers of advertising services for talented personnel.

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang, our chairman and chief executive officer, and, as a result, he has substantial influence over our company and his interests may not be aligned with the interests of our other shareholders.

Following this offering, Mr. Shengcheng Wang, our chairman and chief executive officer, will beneficially own 69.80% of our outstanding ordinary shares, or 66.77% if the underwriters exercise their over- allotment option in full. Accordingly, he will have significant influence in determining the outcome of any corporate transaction or other matters submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang will also have the power to prevent or cause a change in control. In addition, without the consent of Mr. Wang, we could be prevented from entering into transactions that could be beneficial to us. Mr. Wang may cause us to take actions that are opposed by other shareholders as his interests may differ from those of other shareholders, including those who purchase the ADSs in this offering.

Moreover, certain of Mr. Wang’s family members, including his parents, have owned or controlled a number of companies that conduct businesses similar to ours and enter into transactions with us from time to time. For example, Mr. Wang’s immediate family members indirectly own a 50% interest in Guang Er Gao Zhi FTP, with whom we have entered into a framework agreement to procure advertising rights to several CCTV programs. See “Related Party Transactions—Transactions with Guang Er Gao Zhi FTP.” All of such companies are managed separately by management teams different from that of our company. Although Mr. Wang and his parents and spouse have agreed not to engage in any business that directly or indirectly competes with us, such undertakings may not be as effective as we expect, and any breach of such undertakings by Mr. Wang or his immediate family members may result in conflicts of interests and harm the interests of our other shareholders.

If we fail to maintain an effective and adequate sales and marketing team, our sales and revenues could materially decrease.

We depend on our sales personnel to increase advertisers’ awareness, acceptance and utilization of our services, which are crucial to our revenues, business and growth. We currently have 43 employees directly engaged in sales. Consistent with the industry norm, we typically experience a high turnover rate among our sales personnel, and we cannot assure you that our current sales personnel will remain effective or loyal to us. We face intense competition for experienced sales personnel both from our direct competitors and other advertising and media companies. Furthermore, we will need to continue expanding our sales force if our business continues to grow. We may not be able to hire, retain, integrate or motivate an adequate number of qualified new sales personnel as we grow our business, which could disrupt our business and cause our revenues to materially decrease.

Our business may be adversely affected by unforeseen events or natural disasters that are beyond our control, such as the recent earthquake in Sichuan Province.

Our business may be adversely affected by certain events or natural disasters beyond our control, such as the magnitude 8.0 earthquake that struck Sichuan Province on May 12, 2008. Many television stations in China significantly changed their programming after the earthquake to broadcast developments and rescue operations relating to the earthquake. All television channels in China ceased to broadcast any advertisements during a three-day national mourning period, from May 19, 2008 to May 21, 2008. In addition, certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event were suspended in May and June 2008.

We are working with CCTV to re-schedule the broadcast of our clients’ affected advertisements on CCTV at later dates without any additional cost to us. However, we cannot assure you that CCTV will be able to provide sufficient additional advertising time to broadcast all of our clients’ affected advertisements, or that there will not be similar program changes relating to other future events. In addition, even if we are able to re-schedule the broadcast of such affected advertisements, the re-scheduled broadcast may not be satisfactory to the affected clients. As a result, our revenues, reputation and results of operations may be adversely affected.

In addition, the earthquake in Sichuan Province may adversely affect advertisement spending of our clients, in particular those in Sichuan Province and surrounding areas, which may adversely affect our sales and results of operations. Furthermore, if other events, including natural disasters, occur in the future, the broadcast of our clients’ advertisements may be adversely affected, which may have a material adverse effect on our business, financial condition and results of operations.

We may not be able to successfully solicit sponsors for the public service announcements we produce and therefore may not receive sponsorship fees to cover our production costs. In addition, we enter into fixed-price contracts with respect to our content production services, and our failure to accurately estimate the resources required for the execution of these contracts could negatively affect our results of operations.

We are committed to produce public service announcements for the daily “Guang Er Gao Zhi” program broadcast on CCTV. We typically solicit sponsors for such announcements we produce and the sponsor’s name will be shown at the end of an announcement. We charge fees for this service based on the value of such sponsorship to the sponsors. If we are unable to procure sponsors for the public service announcements we produce, we will not be able to cover the costs we incur in producing such announcements. Furthermore, a new provision in China’s tax law does not allow corporations to deduct the cost of sponsorship as a business expense, and it is not clear how this provision will be applied in practice and whether it will affect demand for our sponsorship services. In addition, all of our content production services are provided on a fixed-price basis. Such contracts require us to undertake projections and planning related to resource utilization and costs, and we bear the risk of cost overruns in connection with our production projects. If we cannot secure a price increase from our clients and try to complete our production within a restricted budget, we may not be able to deliver the content at the quality expected from us. Any failure to accurately estimate the resources required for a project or any other factors that may impact our costs to complete the project, or any failure to complete our production at the committed performance level, could adversely affect our profitability and results of operations.

Our strategy to acquire complementary businesses and assets involves significant risks and uncertainty that may prevent us from achieving our objectives and harm our financial conditions and results of operations.

Our business strategy includes selective acquisitions of businesses and assets that are complementary to our current advertising business. The implementation of this strategy involves significant risks and uncertainties, including our ability to:

•	identify and acquire suitable businesses or assets on commercially reasonable terms or at all;

•	raise sufficient capital to fund the acquisitions;

•	integrate acquired services, products or operations into our organization effectively;

•	retain and motivate key personnel and retain the clients of acquired entities; and

•	derive the intended financial benefits from our acquisitions.

Our management may be required to devote significant time and attention to acquisitions and to integrating newly acquired companies into our existing operations. There are other risks associated with acquisitions, including:

•	unforeseen or hidden liabilities, including exposure to lawsuits, associated with newly acquired businesses or assets;

•	short-term deterioration in our operating results due to new acquisitions of unprofitable companies;

•	failure to generate sufficient revenues to offset the costs and expenses of acquisitions;

•	potential impairment losses or amortization expenses relating to intangible assets arising from any of such acquisitions, which may materially reduce our net income;

•	potential conflicts with our existing employees and advertising clients as a result of our integration of newly acquired companies; and

•	our inexperience in carrying out acquisitions, as we have not previously engaged in any such transactions.

Any of these risks could materially increase our costs and expenses associated with any such acquisitions, which in turn could harm our financial condition and results of operations, and we may be unable to recover our investment in the acquired business or assets.

If our clients forfeit the use of advertising time they have won in CCTV’s annual open bidding process, we may lose the deposit we placed with CCTV.

During CCTV’s annual open bidding process, we bid on behalf of our clients for advertising time. As a condition for attending the CCTV bidding process, both our clients and we are required to place a deposit with

CCTV. The amount of our deposit depends on the number of clients that we represent in the process. According to CCTV’s bidding policy, such deposit will be returned to us when our clients complete the placement of advertisements on a minimum percentage of the advertising time won by them in the bidding process. The minimum percentage is specified by CCTV. We have the right to sell the advertising time on which our clients cannot or decide not to place advertisements, unless our clients do not use the minimum percentage of such advertising time as required by CCTV, in which case CCTV has the right to retain the deposit placed by our clients and us, and demand further compensation from our clients and us if CCTV incurs additional actual loss. Therefore, we may lose our deposit to CCTV if our clients fail to place advertisements on the time slots that we have obtained for our clients through the bidding process. If this happens, our financial condition and results of operations may be materially and adversely affected. In addition, any such occurrence may negatively affect our relationship with CCTV and materially and adversely affect our business prospects.

We may encounter difficulties in expanding into regional television networks, which may materially and adversely affect our business, financial condition and results of operations.

We currently obtain all of our advertising time slots from CCTV. One element of our strategy is to expand our presence on regional television networks. Our implementation of this strategy will be subject to many risks, including, but not limited to, the following:

•	we have no track record in obtaining advertisement resources from regional television networks;

•	our experience and expertise gained from our cooperation with CCTV may not be successfully applied to the regional television networks;

•	we do not have a long-standing history with these regional television networks as we do with CCTV;

•	we will face intense competition from advertising companies that are already well-established in those markets;

•	we may not be able to accurately assess and adjust to the consumer tastes, preferences and demands in the relevant regional markets; and

•	we may not be able to generate enough revenue to offset our costs.

These and other risks may make our expansion into regional television networks unsuccessful. In addition, implementing this strategy may require us to devote significant resources to promoting advertising time slots we obtain from regional television networks, which may divert our management’s attention from our existing business. If we are not successful in expanding into regional television networks, our business, financial condition and results of operations may be materially and adversely affected.

We may need additional capital to fund the growth of our business, which may not be available on terms acceptable to us or at all, and which, if available, could dilute your interest in our company.

Capital requirements are difficult to plan in our rapidly changing industry. We expect that our current cash and cash equivalents, cash flow from operations and the proceeds from this offering will be sufficient to meet our anticipated cash needs, for both working capital and capital expenditures, for the foreseeable future. If, however, there are unforeseen changes in general business conditions or unexpected developments in our business or expansion, we may require additional cash resources. For example, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of convertible debt securities or additional equity securities could result in additional dilution to our shareholders. Furthermore, if we incur more debt, we will be liable for increased debt service costs and might have to agree to operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on commercially acceptable terms is subject to significant risks and uncertainties, including:

•	investors’ perception of, and demand for, our securities;

•	prevailing conditions of the capital markets in which we seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of foreign investment in advertising companies in China;

•	PRC governmental policies relating to foreign exchange; and

•	economic, political and other conditions in China.

Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure to raise additional funds when needed could limit our ability to expand or develop our operations to respond to market demand or competitive challenges.

If we are unable to adapt to changing technological developments in the media and advertising industries, our competitiveness, business and results of operations may be materially and adversely affected.

Technology used in advertisment content production is evolving rapidly and we need to keep pace with changes in technology and service features to meet the needs of advertisers and to remain competitive. For example, cutting edge filming equipment and editing tools, including advanced computer applications, are increasingly utilized in the content production process to achieve high quality and eye-catching visual effects. However, we may not have the financial or other resources necessary to finance and implement future technological developments or to replace obsolete technology. If we fail to identify, develop and incorporate new features or technologies in our services and operations in a timely and cost-effective manner, we may lose our competitiveness and demand for our services may decrease, which would have a material and adverse effect on our revenues and profitability. To keep pace with new technological developments, we may be required to expend significant amounts of funds to develop or acquire new technologies, which could significantly increase our costs and operating expenses and materially strain our capital resources.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Our quarterly results of operations are difficult to predict and may fluctuate significantly from period to period based on the seasonality of advertising spending. Factors that are likely to cause our operating results to fluctuate, such as a deterioration of economic conditions in China, are discussed elsewhere in this prospectus. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter. In addition, we derive a portion of our revenues from our sales and marketing services to CCTV in connection with major sporting events, the occurrence of which vary from period to period. The amount of our fees for such services, and the timing of confirmation for such fees, are determined by CCTV at its sole discretion and are difficult to predict. As a result of the foregoing, our quarterly results of operations may fluctuate significantly from period to period and you should not rely on period-to-period comparisons of our historical results of operations as an indication of our future performance.

We may become subject to government actions due to our advertising content, which may have a material adverse effect on our financial condition and results of operations.

PRC advertising laws and regulations require advertisers, advertising distributors and advertising service providers, such as our company, to ensure that the content of the advertisements prepared or distributed are fair, accurate and in full compliance with applicable laws. Violation of these laws or regulations may result in penalties against us, including fines, confiscation of advertising fees, orders to cease disseminating the advertisements and orders to publish public announcements to correct the misleading information. In circumstances involving serious violations, the PRC government may revoke our license to operate advertising business. In addition, such non-compliance can constitute a violation of criminal law and criminal proceedings could be brought against us as a result.

Under the relevant PRC regulations, we are required to independently review and verify the content of our clients’ advertisements for compliance and to confirm that any required government review has been performed and that all necessary approvals have been obtained. In addition, for advertising content related to certain types of products, such as tobacco, alcohol, cosmetics, pharmaceuticals and medical instruments, we are required to confirm that the advertisers have obtained requisite government approvals relating to their operations, including the advertisers’ operating qualifications and proofs of quality inspection. Under our contracts with advertising clients, our advertisers are responsible for obtaining any PRC government approvals or licenses required for their advertisements and providing us with proof of such approvals or licenses prior to our placing their advertisements. While we review advertising content for compliance with relevant PRC laws and regulations, we cannot assure you that each advertisement that we place is in compliance with the relevant PRC laws and regulations or that the supporting documentation and government approvals provided to us by our advertising clients are true and complete. Our failure to conduct such review may subject us to governmental inspections or actions.

Governmental proceedings may harm our reputation and may divert significant amounts of our management’s time and other resources. It may be difficult and expensive to defend against such proceedings. We cannot assure you that we would successfully defend such claims, and if we fail to do so we would have to bear the costs of all such actions as well as any fines imposed on us. In addition, some of our existing contracts with our advertising clients do not provide us with any indemnity from our clients for claims relating to advertising content. As a result of the foregoing, any governmental proceedings brought against us could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities from allegations that certain of our clients’ advertisements may be false or misleading or that our clients’ products may be defective.

We may become, or may be joined as, a defendant in litigations or administrative proceedings brought against our clients by third parties, our clients’ competitors, regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertisements made with respect to our advertising clients’ products or services are false, deceptive, misleading, libelous, injurious to the public welfare or otherwise offensive;

•	our advertising clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for our advertising clients infringe on the proprietary rights of third parties.

The damages, costs, expenses or attorney’s fees arising from any of these claims could have an adverse effect on our business and results of operations to the extent that we are not adequately insured against such risks or indemnified by our clients. In any case, our reputation may be negatively affected by such allegations.

We are using the brand name “Guang Er Gao Zhi” in Chinese characters in our company logo and, through Mass Media, we are currently in the process of applying to register that brand name and logo with the State Trademark Bureau. If our applications are not successful, we may face disruptions to our business operations and our brand name and logo may become vulnerable to third-party imitation or claims and we may be forced to discontinue using them. Even if our trademark applications are approved, the legal remedy available to us against prior uses by other companies is limited.

We believe market recognition of the “Guang Er Gao Zhi ” brand has contributed significantly to the success of our business. “Guang Er Gao Zhi” means “to spread the message far and wide,” and is also the name of a one-minute daily public service announcement program on CCTV that we produce. We filed applications to register the “Guang Er Gao Zhi” brand name and logo with the State Trademark Bureau in the PRC in 2004 and 2005 for use in the categories of advertising, publishing and entertainment services, including radio and television program production. As of the date of this prospectus, our application in the category of publishing, movie production, radio and television program production has been approved and the trademark is valid from 2007 to 2017. Our application in the category of advertising is still pending. Based on our search at the State Trademark Bureau, we are not aware of anyone else who has been granted the right to use “Guang Er Gao Zhi” as a registered trademark in any of the categories of services or products in which we filed our applications. The outcome of our remaining trademark application in the PRC is uncertain and unpredictable. Our efforts to register our brand name and logo in the category of advertising may not be successful and if our applications are denied, our use of the term “Guang Er Gao Zhi” as our brand name and in our logo in that context will not be entitled to trademark protection. Consequently, we may not be able to adequately protect our brand name and logo against imitation, infringement, or claims that our use of the phrase infringes upon a third party’s rights, which could disrupt our business operations and result in substantial costs and diversion of our financial and management resources. In addition, if any third party successfully obtains the right to use “Guang Er Gao Zhi” as a registered trademark in the category of advertising, we may be forced to discontinue the use of this brand and could be subject to payments for damages or other penalties.

We are aware of several companies in China that are unrelated to us and are currently using the Chinese characters of “Guang Er Gao Zhi” as part of their company names. Even if both of our trademark registration applications are approved, we may not be able to prevent the use of the phrase in the corporate names of these other companies, unless our trademark is legally recognized as a “well-known trademark.” The public may be confused and may mistakenly associate the products, services or activities of those companies with us, which may result in harm to the reputation of our company.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We place advertisements provided by our advertising clients on television and also produce television advertisements based on the information provided to us by our advertising clients. In doing so, we may employ information, software programs, technology or equipment supplied by other parties, to which such parties may not have intellectual property rights. Some of our existing contracts with our advertising clients do not provide us with indemnity from our clients for any intellectual property infringement claims relating to the advertisements provided by our clients. We cannot be certain that our operations or any aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property rights of others. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

We operate in an industry that places a premium on creative abilities and artistic talents. Many of our work products resulting from our creative activities are the subject of intellectual property rights, on which our business relies to stay competitive in the marketplace. We rely on a combination of copyright, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary information can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Certain members of our current management team only recently joined our company, which may make it difficult for you to evaluate the collective ability of our management to manage our business and operations and their effectiveness as a team.

Several members of our management team have worked at our company only for a short period of time. For example, our chief financial officer and our vice president in charge of corporate development joined us in March 2008. As a result of their short tenures with our company, it may be difficult to evaluate our management’s ability to work with one another and with our employees and their effectiveness as a team. We cannot assure you that our new management team will work effectively with one another, as well as with our employees, and their failure to do so could have a material adverse effect on our business, operations and growth.

The discontinuation of any of the preferential tax treatments or the financial incentives currently available to us in the PRC and a newly enacted PRC tax law could adversely affect our overall results of operations.

The PRC government has provided various tax incentives to our subsidiary in China. These incentives include income tax exemption and reduced enterprise income tax rates. For example, under the PRC enterprise income tax law effective prior to January 1, 2008, our PRC subsidiary, Universal, as a foreign-invested enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices in Shenzhen and an income tax rate of 30% on the income generated by its offices outside of Shenzhen, as compared to the statutory income tax rate of 33%. In addition, Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was exempted from PRC income tax for the year ended December 31, 2007 and was entitled to a 50% income tax reduction for each of the years ending December 31, 2008 and 2009.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 15% preferential income tax we enjoyed prior to 2008 will be increased to 18% in 2008, 20% in 2009, 22% in 2010, 24% in 2011 and 25% in 2012. As a result of the discontinuation of the preferential tax treatment and the new EIT law, our effective tax rate could substantially increase from 4.9% in 2007 up to as much as 25% in the near future, which could have a significant adverse effect on our net income. For the first quarter of 2008, our effective tax rate increased to 16.5% mainly due to the expiration on January 1, 2008 of the income tax exemption that Universal had enjoyed in 2007.

Any increase in the enterprise income tax rate applicable to us or discontinuation or reduction of any of the preferential tax treatments or financial incentives currently enjoyed by our subsidiary in the PRC could adversely affect our business, operating results and financial condition.

The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the new EIT law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL, our PRC subsidiary’s direct holding company, is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, this new 10% withholding tax imposed on our dividend income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if MMIA and UIAL are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the new EIT law, foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us and gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is sourced from within the PRC. Although MMIA is incorporated in the Cayman Islands, it remains unclear whether the dividends payable by us or the gains our foreign ADS holders may realize will be regarded as income from sources within the PRC if we are classified as a PRC resident enterprise. Any such tax will reduce the returns on your investment in our ADSs.

Our insurance coverage is limited and we may incur substantial costs as a result of a severe business liability or disruption or other unexpected events, which could have a material adverse effect on our financial condition and results of operations.

Insurance companies in China offer limited business insurance products and generally do not, to our knowledge, offer business liability insurance. Business disruption insurance is available to a limited extent in China, but we have determined that the risks of disruption, the cost of such insurance and the difficulties associated with acquiring such insurance make it impractical for us to have such insurance. We do not maintain insurance coverage for any kinds of business liabilities or disruptions and would have to bear the costs and expenses associated with any such events out of our own resources.

In the course of auditing our combined financial statements for the years ended December 31, 2005, 2006 and 2007, our independent auditors noted one material weakness and several significant deficiencies in our internal control over financial reporting. We may incur extra costs in implementing measures to address such weakness and deficiencies. If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements for the years ended December 31, 2005, 2006 and 2007, our independent registered public accounting firm identified one “material weakness” and several “significant deficiencies” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting and tax personnel with appropriate understanding of U.S. GAAP, SEC reporting requirements and tax rules. The significant deficiencies identified include: (i) our failure to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts, (ii) our lack of a clear and definite agreement to govern the use of personnel and assets between our company and our related parties and (iii) our failure to develop a comprehensive internal control policies and procedures and accounting policies manual or lack of controls to ensure the policies and procedures are followed strictly. Although we have hired a chief financial officer with extensive audit experience and U.S. GAAP knowledge in the first quarter of 2008, it may not be sufficient to overcome the material weakness. We are in the process of implementing a number of measures to address the weakness and deficiencies that have been identified, including: (i) hiring additional financial staff with experience in U.S. GAAP, SEC reporting requirements and tax rules, (ii) developing a comprehensive internal control and accounting policies and procedures manual, to be supplemented or revised from time to time, to guide the day-to-day operations of, and the training of, our accounting and financial reporting staff, (iii) devoting additional personnel to the management of our business contracts as well as establishing standard policies and procedures governing contract terms and contract approval process, (iv) formulating clear internal rules and entering into agreements that regulate the use of personnel and assets between our company and our related parties and (v) establishing internal audit functions to monitor the implementation of our policies and procedures. We are working to implement these measures during 2008, although we cannot assure you that we will complete such implementation in a timely manner.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2009. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

If we grant employee stock options and other share-based compensation in the future, our net income could be adversely affected.

We adopted an equity incentive plan in July 2008 that permits the grant of incentive stock options, non-statutory stock options, restricted stock, stock appreciation rights, restricted stock units, performance units, performance shares, and other share-based awards to employees, directors and consultants of our company. Under the 2008 equity incentive plan, we may issue options to purchase up to 50,000,000 ordinary shares, plus an annual increase of 2% of the outstanding ordinary shares on the first day of the fiscal year, or such lesser amount of shares as determined by the board of directors. As of the date of this prospectus, options to purchase 42,891,000 ordinary shares have been granted under this plan. As a result of these option grants and potential future grants under the plan, we expect to incur significant share-based compensation expenses in future periods. The amount of these expenses will be based on the fair value of the share-based awards. We have adopted Statement of Financial Accounting Standards No. 123(R) (revised 2004) for the accounting treatment of our equity incentive plan. As a result, we will have to account for compensation costs for all stock options, including stock options granted to our directors and employees, using a fair-value based method and recognize expenses in our consolidated statement of income in accordance with the relevant rules under U.S. GAAP, which may have a material adverse effect on our net income. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. We cannot assure you that employee stock options or other share-based compensation we may grant in the future will not have a material adverse effect on our profitability.

We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Depending upon the value of our ordinary shares and ADSs and the nature of our assets and income over time, we could be classified as a passive foreign investment company, or PFIC, by the United States Internal Revenue Service, or IRS, for U.S. federal income tax purposes. Although we do not expect to be a PFIC for the taxable year 2008, there can be no assurance that we will not be a PFIC for the taxable year 2008 or future taxable years, as PFIC status is tested after the close of each year and depends on our assets and income in such year.

We will be classified as a PFIC in any taxable year if either: (1) the average percentage value of our gross assets during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total gross assets or (2) 75% or more of our gross income for the taxable year is passive income. For example, we would be a PFIC for the taxable year 2008 if the sum of our average market capitalization, which is our share price multiplied by the total number of our outstanding shares, and our average liabilities over that taxable year is not more than twice the average value of our cash, cash equivalents and other assets that produce passive income or are held for the production of passive income. In particular, we would likely become a PFIC if the value of our outstanding shares were to decrease significantly while we hold substantial amounts of cash and cash equivalents.

If we are classified as a PFIC in any taxable year in which you hold our ADSs or ordinary shares and you are a U.S. Holder (as defined under “Taxation—U.S. Federal Income Taxation”), you may become subject to increased U.S. federal income tax liabilities and special U.S. federal income tax reporting requirements. For more information on the U.S. federal income tax consequences to you that would result from our classification as a PFIC, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.”

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets are located in and all of our revenues are sourced from the PRC. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in the PRC generally and by continued economic growth in the PRC as a whole.

The PRC economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in the PRC is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. The PRC government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in the PRC, which could in turn reduce the demand for our services and adversely affect our operating results and financial condition.

The PRC government also regulates television broadcasts, including the amount of broadcast time that may be set aside for advertisements. Changes in these regulations, and particularly any reduction in the amount of broadcast time that may be set aside for advertisements, could have a material adverse impact on our business and operations.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which legal decisions have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in the PRC. Our PRC operating subsidiary, Universal, is a foreign-invested enterprise and is subject to laws and regulations applicable to foreign investment in the PRC as well as laws and regulations applicable to foreign-invested enterprises. Universal is a privately owned company and is subject to various PRC laws and regulations that are generally applicable to companies in the PRC. These laws and regulations are still evolving, and their interpretation and enforcement involve uncertainties. For example, we may have to resort to administrative and court proceedings to enforce the legal protections that we enjoy either by law or contract. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. These uncertainties may also impede our ability to enforce the contracts we have entered into. As a result, these uncertainties could materially and adversely affect our business and operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, or MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, the State Administration for Industry and Commerce, or the SAIC, the CSRC and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules, among other things, include provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. The CSRC approval procedures require the filing of an application and supporting documents with the CSRC.

The application of the M&A Rules with respect to this offering remains unclear. Our PRC counsel, Commerce & Finance Law Offices, has advised us that, because we are owned by non-PRC residents, our company is not viewed as a special purpose vehicle that is subject to the M&A Rules, thus we are not required to apply to the CSRC for approval. However, if prior CSRC approval is required but not obtained, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. Any uncertainties or negative publicity regarding this CSRC approval requirement could have an adverse effect on the trading price of our ADSs.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face and may subject our PRC resident beneficial owners or employees to personal liabilities, limit our subsidiary’s ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiary, or may otherwise expose us to liability under PRC law.

SAFE has promulgated regulations that require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations may apply to our shareholders who are PRC residents and may apply to any offshore acquisitions that we make in the future.

SAFE regulations require PRC residents who make, or have previously made, direct or indirect investments in offshore companies to register those investments. In addition, any PRC resident who is a direct or indirect shareholder of an offshore company is required to update his registration with the relevant SAFE branches, with respect to that offshore company, any material change involving increase or decrease of capital, transfer or swap of shares, merger, division, equity or debt investment or creation of any security interest. Moreover, the PRC subsidiaries of that offshore company are required to coordinate and supervise the filing of SAFE registrations by the offshore company’s shareholders who are PRC residents in a timely manner. If a PRC shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the PRC subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the PRC subsidiaries, and the offshore parent company may also be prohibited from injecting additional capital into its PRC subsidiaries. Furthermore, failure to comply with the various SAFE registration requirements described above may result in liability for the PRC shareholders and the PRC subsidiary under PRC law for foreign exchange registration evasion.

There is uncertainty concerning under what circumstances a foreign national can be classified as a PRC resident. Mr. Shengcheng Wang, our controlling shareholder prior to the completion of this offering, is a Canadian citizen who spends a certain amount of his time in China each year for business purposes. We have been advised by Commerce & Finance Law Offices, our PRC legal counsel, that Mr. Wang is not subject to SAFE registration. However, the PRC government authorities may interpret Mr. Wang’s status differently or Mr. Wang’s status may change in the future if Mr. Wang extends his stay in China. Moreover, we may not be fully informed of the identities of the beneficial owners of our company and we cannot assure you that all of our PRC resident beneficial owners will comply with the SAFE regulations. The failure of our beneficial owners who are PRC residents to make any required registrations may subject us to fines and legal sanctions, and prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly listed company, to register with SAFE and complete certain other procedures. We and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas publicly listed company. If we or our PRC employees fail to comply with such regulation, we or our employees may be subject to fines and legal sanctions. See “Regulation—SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options.”

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to borrow money or pay dividends.

As a holding company, we rely principally on dividends and other distributions on equity paid by Universal for our cash requirements, including funds necessary to service any debt we may incur. If Universal incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant PRC laws and regulations permit payments of dividends by Universal only out of its retained earnings, if any, determined in accordance with PRC accounting standards and regulations. Under PRC laws and regulations, Universal is required to set aside a portion of its net income each year to fund a statutory surplus reserve. This reserve is not distributable as dividends until the accumulated amount of such reserve has exceeded 50% of its registered capital. As a result, Universal is restricted in its ability to transfer a portion of its net assets to us in the form of dividends, loans or advances. As of March 31, 2008, we had combined restricted net assets in the amount of RMB 68.5 million (US$9.8 million), consisting of RMB 50.0 million (US$7.2 million) of registered capital and RMB 18.5 million (US$2.6 million) of statutory reserves, that were not available for distribution due to these PRC laws and regulations. Limitation on the ability of Universal to pay dividends to us could materially and adversely limit our ability to borrow money outside of the PRC or pay dividends to holders of our ADSs. Also see “—Risks Related to Our Business and Industry—The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise.’”

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary.

In order to utilize the proceeds of this offering in the manner described in “Use of Proceeds,” we, as an offshore holding company of our PRC operating subsidiary, may use the proceeds of this offering to make loans to our PRC subsidiary, or we may make additional capital contributions to our PRC subsidiary. Any loans to our PRC subsidiary are subject to PRC regulations and approvals. For example, loans by us to finance the activities of Universal, a foreign-invested enterprise, cannot exceed statutory limits and must be registered with SAFE or its local counterpart.

We may also decide to finance our PRC subsidiary by means of capital contributions. Any additional capital contributions to Universal must be approved by MOFCOM. We cannot assure you that we can obtain the necessary government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Universal. If we fail to timely receive such registrations or approvals, or at all, our ability to use the proceeds of this offering and to capitalize our PRC operations would be adversely affected, which in turn would adversely and materially affect our business prospects and growth plan.

Restrictions on currency exchange under PRC laws may limit our ability to convert cash derived from our operating activities into foreign currencies and may materially and adversely affect the value of your investment.

Substantially all of our revenues and operating expenses are denominated in Renminbi. Under the relevant foreign exchange restrictions in China, conversion of the Renminbi is permitted, without the need for SAFE approval, for “current account” transactions, which includes dividends, trade, and service-related foreign exchange transactions. Conversion of the Renminbi for “capital account” transactions, which includes foreign direct investment and loans, is still subject to significant limitations and requires approvals from and registration with SAFE and other PRC regulatory authorities. We cannot assure you that SAFE or other PRC governmental authorities will not further limit, or eliminate, our ability to purchase foreign currencies in the future. Any existing and future restrictions on currency exchange in China may limit our ability to convert cash derived from our operating activities into foreign currencies to fund expenditures denominated in foreign currencies. If the foreign exchange restrictions in China prevent us from obtaining U.S. dollars or other foreign currencies as required, we may not be able to pay dividends in U.S. dollars or other foreign currencies to our shareholders, including holders of our ADSs. Furthermore, foreign exchange transactions under the capital account transactions could affect Universal’s ability to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

Fluctuations in exchange rates could result in foreign currency exchange losses.

As substantially all of our cash and cash equivalents are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in exchange rates between U.S. dollars and Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. The Renminbi is reported to be pegged against a basket of currencies, determined by the People’s Bank of China. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the long term, depending on the fluctuation of the basket of currencies against which it is currently valued, or it may be permitted to enter into a full float, which may also result in a significant appreciation or depreciation of the Renminbi against the U.S. dollar. Fluctuations in the exchange rate will also affect the relative value of any dividend we pay after this offering, which will be exchanged into U.S. dollars, and earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in the PRC to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

We face risks related to epidemics, which may severely disrupt our business and operations.

Our business could be materially and adversely affected by epidemics. For example, from December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. During May and June of 2003, the PRC government closed many businesses in China to prevent transmission of SARS. Since 2003, there have been reports of occurrences of avian flu in various parts of China, including a number of confirmed human cases and deaths. Any actual or threatened outbreak of epidemics in China may, among other things, significantly disrupt our and our clients’ business operations and severely restrict the level of economic activities in affected areas, which will in turn reduce the demand for advertising services.

Risks Related to our ADSs and this Offering

An active trading market for our ordinary shares or our ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

We have applied to list our ADSs on NYSE Arca. Prior to the completion of this offering, there has been no public market for our ADSs or our ordinary shares underlying the ADSs, and we cannot assure you that a liquid public market for our ADSs will develop. If an active public market for our ADSs does not develop following the completion of this offering, the market price and liquidity of our ADSs may be materially and adversely affected. The initial public offering price for our ADSs will be determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our ADSs after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their ADSs.

The trading prices of our ADSs are likely to be volatile, which could result in substantial losses to investors.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of PRC companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	potential litigation or regulatory investigations; and

•	fluctuations in market prices for our services.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade. We cannot assure you that these factors will not occur in the future.

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless held by our “affiliates” as that term is defined in Rule 144 under the Securities Act. There will be 7,212,500 ADSs (equivalent to 216,375,000 ordinary shares) outstanding immediately after this offering, or 8,294,375 ADSs (equivalent to 248,831,250 ordinary shares) if the underwriters exercise their option to purchase additional ADSs in full. In connection with this offering, we, Mr. Shengcheng Wang and Happy Indian Ocean Limited and Arctic Spring Limited, which are beneficially owned by Mr. Wang and will own 100% of our outstanding shares immediately prior to the completion of this offering have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority (formerly known as the National Association of Securities Dealers, Inc.), or FINRA. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. As a result, you will experience immediate and substantial dilution of approximately US$4.30 per ADS (assuming that no outstanding options to acquire ordinary shares are exercised). This number represents the difference between our pro forma net tangible book value per ADS of US$3.00 as of March 31, 2008, after giving effect to this offering, and the assumed initial public offering price of US$7.30 per ADS (which is the midpoint of the estimated public offering price range as set forth on the cover page of this prospectus). See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon the completion of this offering.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We have adopted our third amended and restated articles of association, which will become effective immediately upon completion of this offering. Our new articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law of the Cayman Islands (2007 Revision) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

The Cayman Islands courts are also unlikely:

•	to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and

•	to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of U.S. securities laws that are penal in nature.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands (2007 Revision) and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital—Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the United States federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of the net proceeds from this offering, and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of the net proceeds of this offering, and our management will have considerable discretion in deciding how to apply these proceeds. You will not have the opportunity to assess whether the proceeds are being used appropriately before you make your investment decision. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. We cannot assure you that the net proceeds will be used in a manner that would improve our results of operations or increase our ADS price, nor that these net proceeds will be placed only in investments that generate income or appreciate in value.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is 20 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

•	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that if you do not vote at shareholders’ meetings, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parities, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs represented by American depositary receipts, or ADRs, are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We will incur increased costs as a result of being a public company.

Upon completion of this offering, we will become a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and NYSE Arca, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers due to increased risks of liability to our directors under these rules and regulations. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our goals and strategies;

•	our future business development, financial condition and results of operations;

•	projected revenues, profits, earnings and other estimated financial information;

•	our plan to obtain additional advertising time slots from CCTV and regional television networks;

•	competition in the PRC advertising market;

•	the expected growth in the urban population, consumer spending, average income levels and advertising spending levels;

•	PRC governmental policies and regulations relating to the advertising market; and

•	those other risks identified in the section of this prospectus entitled “Risk Factors.”

This prospectus also contains data related to the advertising market in China. This market data, including market data from ZenithOptimedia, an independent market research firm, include projections that are based on a number of assumptions. The advertising market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the advertising market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$46.1 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and assuming an initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range as set forth on the cover page of this prospectus and assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus. A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) the net proceeds to us from this offering by US$6.7 million.

We intend to use the net proceeds we receive from this offering primarily for the following purposes:

•	approximately US$10.0 million to increase our sales, marketing and production capabilities;

•	approximately US$30.0 million to fund our potential acquisitions of complementary media businesses; and

•

the remaining amount to fund our working capital, including the capital needed to expand our available advertising time slots on television networks, our purchase of the premises occupied by our corporate headquarters and other general corporate purposes.

We do not currently have any agreements or understandings with third parties to make any material acquisitions of, or investments in, other businesses.

Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending these uses, we intend to invest the net proceeds to us in short-term bank deposits, direct or guaranteed obligations of the U.S. government or other short-term money market instruments. These investments may have a material adverse effect on the U.S. federal income tax consequences of your investment in our ADSs. It is possible that we may become a passive foreign investment company for U.S. federal income tax purposes, which could result in adverse tax consequences for you. For a more detailed discussion of these consequences, see “Taxation—U.S. Federal Income Taxation—Passive Foreign Investment Company.” Also see “Risk Factors—Risks Related to Our Business and Industry—We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.”

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2008:

•	on an actual basis; and

•

on a pro forma as adjusted basis to give effect to (1) the conversion of all outstanding series A preferred shares into ordinary shares immediately upon the completion of this offering and (2) the issuance and sale of 7,212,500 ADSs we are offering at an assumed initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.

	As of March 31, 2008
	Actual		Pro forma as adjusted
	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Shareholders’ equity
Ordinary shares, par value US$0.001 per share, 900,000,000 shares authorized, 412,400,000 shares issued and outstanding on an actual basis, 716,375,000 issued and outstanding on a pro-forma as adjusted basis	2,812	401	4,927	703
Series A preferred shares, par value US$0.001 per share, 100,000,000 shares authorized, 87,600,000 shares issued and outstanding on an actual basis, nil shares issued and outstanding on a pro-forma as adjusted basis	598	86	—	—
Additional paid-in capital(1)	46,701	6,660	368,196	52,510
Statutory reserves	18,450	2,631	18,450	2,631
Retained earnings	125,530	17,902	125,530	17,902

Total shareholders’ equity(1)	194,091	27,680	517,103	73,746

Total capitalization(1)	194,091	27,680	517,103	73,746

(1)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by US$6.7 million.

You should read this table together with “Selected Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and the related notes included elsewhere in this prospectus.

DILUTION

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the conversion of our series A preferred shares and the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our net tangible book value as of March 31, 2008 was approximately RMB 194.1 million (US$27.7 million), or RMB 0.47 (US$0.07) per ordinary share as of that date, and RMB 14.12 (US$2.01) per ADS. Net tangible book value represents the amount of our total combined tangible assets, less the amount of our total combined liabilities. Dilution is determined by subtracting net tangible book value per ordinary share, after giving effect to the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we receive from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after March 31, 2008, other than to give effect to (i) the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of the offering and (ii) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$7.30 per ADS and after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted net tangible book value as of March 31, 2008 would have been RMB 517.1 million (US$73.7 million), or RMB 0.72 (US$0.10) per outstanding ordinary share, including ordinary shares underlying our outstanding ADSs, and RMB 21.60 (US$3.00) per ADS. This represents an immediate increase in net tangible book value of US$0.03 per ordinary share and US$0.99 per ADS to the existing shareholders and an immediate dilution in net tangible book value of US$0.14 per ordinary share and US$4.30 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such dilution on a per ordinary share and per ADS basis:

Assumed initial public offering price per ADS	US$7.30
Net tangible book value per ordinary share as of March 31, 2008	US$0.07
Increase in net tangible book value per ordinary share attributable to this offering	US$0.03

Pro forma net tangible book value per ordinary share after giving effect to the conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering and the additional proceeds we receive from this offering

US$0.10
Dilution in net tangible book value per ordinary share to new investors in this offering	US$0.14
Dilution in net tangible book value per ADS to new investors in this offering	US$4.30

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by US$6.7 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to this offering by US$0.01 per ordinary share and US$0.30 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.03 per ordinary share and US$0.70 per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed in this section is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of March 31, 2008, the differences between existing shareholders and new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary Shares Purchased(1)		Total Consideration			Average Price Per Ordinary Share		Average Price Per ADS
	Number	Percent	Amount		Percent

Existing shareholders	500,000,000	69.8%	US$	599	0.0%	US$	0.00	US$	0.00

New investors	216,375,000	30.2		52,651,250	100.0	US$	0.24	US$	7.30

Total	716,375,000	100.0%	US$	52,651,849	100.0%

(1)	Assumes conversion of all outstanding series A preferred shares into ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$7.30 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$7.2 million, US$7.2 million and US$0.30, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DIVIDEND POLICY

We declared and paid out dividends of RMB 121.5 million, RMB 174.3 million and RMB 177.4 million (US$25.3 million) to our shareholder during the years ended December 31, 2005, 2006 and 2007, respectively. On June 23, 2008, we declared dividends of RMB 96.3 million (US$13.7 million) to our shareholders. We currently intend to distribute 20% to 30% of our annual net income as dividends and retain the remainder of our earnings to operate and expand our business.

Our board of directors has complete discretion regarding whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as we pay holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder, and any withholding taxes. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

EXCHANGE RATE INFORMATION

We publish our financial statements in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB 7.0120 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On July 31, 2008, the noon buying rate was RMB 6.8272 to US$1.00.

The following table sets forth information regarding the noon buying rate in Renminbi per U.S. dollar for the periods indicated.

	Renminbi per U.S. Dollar Noon Buying Rate
	Period End	Average (1)	Low	High
2003	8.2767	8.2771	8.2765	8.2800
2004	8.2765	8.2768	8.2764	8.2774
2005	8.0702	8.1826	8.0702	8.2765
2006	7.8041	7.9579	7.8041	8.0702
2007	7.2946	7.5806	7.2946	7.8127
2008
Three months ended March 31	7.0120	7.1590	7.0105	7.2946
January	7.1818	7.2405	7.1818	7.2946
February	7.1115	7.1644	7.1100	7.1973
March	7.0120	7.0722	7.0105	7.1110
April	6.9870	6.9997	6.9840	7.0185
May	6.9400	6.9725	6.9377	7.0000
June	6.8591	6.8993	6.8591	6.9633
July	6.8272	6.8354	6.8104	6.8632

(1)	Annual averages are calculated from month-end rates. Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Bank of New York

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System, 111 Eighth Avenue, New York, NY 10011, as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

OUR CORPORATE HISTORY AND STRUCTURE

Our Corporate History

We have been conducting our business through two companies in the PRC, Universal, established in August 2006, and Mass Media, established in October 2003. Both Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang, our chairman and chief executive officer, and his immediate family members. Since the establishment of Universal, the advertising business of Mass Media has been gradually assumed by Universal. Mass Media has ceased to conduct any business relating to television advertising and transferred certain of its assets relating to television advertising to Universal. Effective from December 31, 2007, Mass Media is no longer part of our company.

Our Reorganization

Previously, Universal was 70% owned by UIAL, a British Virgin Islands company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd., a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang’s immediate family members. In connection with our initial public offering, we reorganized our corporate and shareholding structure. In November 2007, a new holding company, MMIA, was established by Mr. Shengcheng Wang in the Cayman Islands to serve as our entity for listing on NYSE Arca. At the same time, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to MMIA for nominal consideration of US$1, and UIAL became a wholly owned subsidiary of MMIA. UIAL subsequently purchased the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi Co., Ltd. for RMB 15.0 million (US$2.1 million).

The following diagram illustrates our corporate structure after the completion of our reorganization:

Transactions in Our Securities

In June 2008, we issued 329,840 ordinary shares and 70,080 series A preferred shares to Happy Indian Ocean Limited, and 82,460 ordinary shares and 17,520 series A preferred shares to Arctic Spring Limited, at par value of US$0.001 per share, for the purpose of facilitating the sale by these two entities of their holdings in our company to certain third parties. Happy Indian Ocean Limited and Arctic Spring Limited are entities over which Mr. Shengcheng Wang has voting control, and were established for the ultimate benefit of Mr. Wang and his family. Subsequently, Happy Indian Ocean Limited and Arctic Spring Limited sold all of their series A preferred shares to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited for an aggregate consideration of US$60.0 million. The holders of the series A preferred shares were granted certain preferential rights by the existing shareholders with no recourse back to us, including put option rights and anti-dilution rights.

On July 17, 2008, we issued 999 additional shares for every outstanding ordinary and series A preferred share. The share issuances were accounted for as a 1,000-for-one share split. All references to the number of the ordinary shares and the number of the series A preferred shares in the preceding paragraph do not take into account these share issuances.

The preferential rights were to terminate, and the series A preferred shares were to automatically be converted into ordinary shares at a one-to-one conversion, upon the completion of a qualified public offering. A qualified public offering means, among other things, a public offering that is conducted at an offering price per share that values our company at a total post-money market capitalization of no less than US$450 million and results in minimum gross proceeds to our company of US$45 million (before deduction of underwriting discounts and registration expenses).

If a qualified public offering were not to occur by the six-month anniversary of the sale of the series A preferred shares in December 2008, each of the six holders of the series A preferred shares were to have had a put option to require Happy Indian Ocean Limited and Arctic Spring Limited to repurchase the series A preferred shares at a premium of 8% per annum to the original sales price, calculated from the date of the sale of the series A preferred shares, with reductions to the repurchase price to reflect any dividends that had been paid to shareholders. The put option was to expire upon the 18-month anniversary of the sale of the series A preferred shares in December 2009. During the same period, between December 2008 and December 2009, Happy Indian Ocean Limited and Arctic Spring Limited were to have had a call option to require the six holders of the series A preferred shares to sell the series A preferred shares back to them. The price under the call option would have been the same as the price under the put option. See “Related Party Transactions—Private Placements.”

Since this offering does not qualify as a qualified public offering (as defined above), on July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase is expected to close shortly prior to, and is a condition for closing of, this offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited have agreed to convert all of the outstanding series A preferred shares into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 will also be terminated upon the completion of this offering.

Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited and Jumbo Right Holdings Limited have indicated to us their interest in subscribing for up to an aggregate of US$20 million of our ADSs offered in this offering at the initial public offering price. Similarly, True Wise Investments Limited and Ever Kingdom Limited have also indicated their interest in subscribing for our ADSs in this offering. None of these entities is currently under any obligation to purchase any ADSs in this offering and their expression of interest in purchasing ADSs in this offering is not a commitment to do so. The underwriters have indicated to us that they may allocate the ADSs offered in this offering to those entities or their affiliates at the initial public offering price and on the same terms as those applicable to other investors in this initial public offering. See “Underwriting.”

SELECTED COMBINED FINANCIAL AND OPERATING DATA

The following selected combined statements of operations for the three years ended December 31, 2005, 2006 and 2007 and selected combined balance sheets as of December 31, 2005, 2006 and 2007 have been derived from our audited combined financial statements included elsewhere in this prospectus. These combined financial data have been audited by PricewaterhouseCoopers, an independent registered public accounting firm. The report of PricewaterhouseCoopers on our audited financial statements is included elsewhere in this prospectus. Our selected unaudited condensed combined statements of operations for the three months ended March 31, 2007 and 2008 and our selected unaudited condensed combined balance sheet as of March 31, 2008 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed combined financial information on the same basis as our audited combined financial statements. The unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for the periods presented.

The selected combined financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

We historically prepared limited financial statements under PRC accounting standards which were used for internal purposes and to support tax return information only. We have omitted the selected financial data as of and for the years ended December 31, 2003 and 2004, as such information is not available on a basis that is consistent with the combined financial statements for the years ended December 31, 2005, 2006 and 2007, and cannot be provided on a U.S. GAAP basis without unreasonable effort or expense.

	Year Ended December 31,				Three Months Ended March 31,
	2005	2006	2007		2007	2008
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(unaudited)	(unaudited)
	(In thousands, except per share data)
Selected Combined Statement of Operation Data
Revenues:
Advertising agency services	215,448	245,200	202,637	28,899	86,880	130,366	18,592
Special events services	15,228	—	15,991	2,280	15,991	—	—
Production and sponsorship services	2,336	10,487	60,018	8,559	5,962	11,524	1,643
Total revenues	233,012	255,687	278,646	39,738	108,833	141,890	20,235
Less: business tax	(19,163)	(20,472)	(23,110)	(3,296)	(8,870)	(7,574)	(1,080)
Total net revenues	213,849	235,215	255,536	36,442	99,963	134,316	19,155

Operating costs and expenses:
Cost of revenues	(29,311)	(26,734)	(30,148)	(4,299)	(11,535)	(52,935)	(7,549)
Sales and marketing expenses	(10,069)	(7,038)	(5,600)	(799)	(1,189)	(1,430)	(204)
General and administrative expenses	(8,494)	(5,631)	(8,505)	(1,213)	(2,347)	(3,576)	(510)
Total operating costs and expenses	(47,874)	(39,403)	(44,253)	(6,311)	(15,071)	(57,941)	(8,263)

Operating income	165,975	195,812	211,283	30,131	84,892	76,375	10,892
Interest and investment income	1,331	3,434	10,774	1,537	1,671	1,938	277
Other expenses, net	(151)	(1,560)	(3,128)	(446)	(457)	(4)	(1)

Income before tax	167,155	197,686	218,929	31,222	86,106	78,309	11,168
Income tax expense	(24,738)	(28,271)	(10,619)	(1,514)	(4,222)	(12,934)	(1,845)
Net income	142,417	169,415	208,310	29,708	81,884	65,375	9,323
Net income allocated to participating preferred shares	(24,951)	(29,682)	(36,496)	(5,205)	(14,346)	(11,454)	(1,633)
Net income available to ordinary shareholders	117,466	139,733	171,814	24,503	67,538	53,921	7,690
Earnings per ordinary share, basic and diluted	0.28	0.34	0.42	0.06	0.16	0.13	0.02
Earnings per ADS	8.55	10.16	12.50	1.78	4.91	3.92	0.56
Dividends declared per share	0.24	0.35	0.44	0.06	0.18	—	—

	As of December 31,				As of March 31, 2008
	2005	2006	2007		Actual		Pro Forma As Adjusted(1)
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(US$)	(US$)
					(unaudited)
	(In thousands)
Selected Combined Balance Sheet Data
Cash and cash equivalents	374,044	510,915	138,262	19,718	163,455	23,311	69,377
Total current assets	393,981	547,443	385,450	54,970	695,339	99,164	145,230
Total non-current assets	22,744	26,546	18,092	2,580	2,289	327	327
Total assets	416,725	573,989	403,542	57,550	697,628	99,491	145,557
Total current liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total liabilities	326,584	436,685	274,827	39,194	503,537	71,811	71,811
Total shareholder’s equity	90,141	137,304	128,715	18,356	194,091	27,680	73,746
Total liabilities and shareholder’s equity	416,725	573,989	403,542	57,550	697,628	99,491	145,557

	Year Ended December 31,				Three Months Ended March 31,
	2005		2006	2007	2007	2008
Selected Operating Data
Number of programs secured during the period	4		4	3	3	9
Total advertising time obtained (seconds)(2)	825,600		828,920	783,240	206,040	542,160
Total advertising time sold (seconds)	840,695	(3)	774,381	631,620	188,020	292,510

(1)	The pro forma as adjusted balance sheet information as of March 31, 2008 assumes the issuance and sale of 216,375,000 ordinary shares in the form of ADSs by us in this offering and our receipt of the expected net proceeds from this offering, based on an assumed initial public offering price of US$7.30 per ADS, the midpoint of the estimated initial public offering price range set forth on the front cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us.
(2)	Represents the total amount of time during regular television programs secured from contracts with CCTV.
(3)	The total time we sold exceeded the total time we contracted to obtain from CCTV in 2005 because we increased our spot purchases and sales of extra advertising time from CCTV in response to market demand.

RECENT DEVELOPMENTS

The following is a summary of our selected unaudited condensed combined financial results and selected operating data for the three months ended June 30, 2008 compared to our selected unaudited condensed combined financial results and selected operating data for the three months ended June 30, 2007 and March 31, 2008. Results for the second quarter of 2008 may not be indicative of our full year results for the year ending December 31, 2008 or future quarterly periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations and for other quarterly operating results.

	Three Months Ended
	June 30, 2007	March 31, 2008	June 30, 2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Selected Combined Statement of Operations Data
Revenues:
Advertising agency services	48,859	130,366	66,266	9,450
Special events services	—	—	—	—
Production and sponsorship services	2,356	11,524	4,286	611
Total revenues	51,215	141,890	70,552	10,062
Less: business tax	(4,254)	(7,574)	(2,470)	(352)
Total net revenues	46,961	134,316	68,082	9,709

Operating costs and expenses:
Cost of revenues	(2,382)	(52,935)	(52,301)	(7,459)
Sales and marketing expenses	(1,069)	(1,430)	(1,425)	(203)
General and administrative expenses	(1,992)	(3,576)	(6,562)	(936)
Total operating costs and expenses	(5,443)	(57,941)	(60,288)	(8,598)

Operating income	41,518	76,375	7,794	1,112
Interest and investment income	2,169	1,938	4,471	638
Other expenses, net	(698)	(4)	(2)	(0.29)

Income before tax	42,989	78,309	12,263	1,749
Income tax expense	(2,108)	(12,934)	(1,709)	(244)

Net income	40,881	65,375	10,554	1,505

	As of
	June 30, 2007	March 31, 2008	June 30, 2008
	(RMB)	(RMB)	(RMB)	(US$)
	(in thousands)
Selected Combined Balance Sheet Data
Cash and cash equivalents	624,447	163,455	213,286	30,417
Total current assets	719,672	695,339	686,552	97,911
Total non-current assets	24,639	2,289	2,213	316
Total assets	744,311	697,628	688,765	98,227
Total current liabilities	572,289	503,537	624,647	89,083
Total liabilities	572,289	503,537	624,647	89,083
Total shareholder’s equity	172,022	194,091	64,118	9,144
Total liabilities and shareholder’s equity	744,311	697,628	688,765	98,227

	Three Months Ended
	June 30, 2007	March 31, 2008	June 30, 2008
Selected Operating Data
Number of programs secured during the period	3	9	9
Total advertising time obtained (seconds)(1)	191,100	542,160	504,660
Total advertising time sold (seconds)	179,500	292,510	242,055

(1)	Represents the total amount of time during regular television programs secured through our contracts with CCTV.

Three months ended June 30, 2008 compared to three months ended June 30, 2007

Revenues from our advertising agency services increased by 35.6% to RMB 66.3 million (US$9.5 million) in the three months ended June 30, 2008 from RMB 48.9 million in the same period in 2007. This increase was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008. We recorded the entire amount of RMB 39.6 million received from our advertising clients for CCTV Channel 4 programs in the second quarter of 2008 as our revenues without netting the corresponding media fees. In addition, the increase of our advertising agency service revenues was also attributable to the increase in the total advertising time slots sold by us in the second quarter of 2008 for the Television Guides program and for the newly secured programs on CCTV Channels 2 and 4. Such increase was offset by a substantial decrease in the advertising time slots sold for our daytime advertising package, which we believe was mainly due to: (a) the loss of a significant customer, Hasee Computer Co., Ltd., who filed two lawsuits against us in April 2008, alleging the breach of contracts on our part and petitioning to terminate its contracts with us. In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, revenues contributed by Hasee Computer Co., Ltd. were approximately RMB 5.2 million, RMB 3.9 million, RMB 3.2 million (US$0.4 million) and RMB 9.0 million (US$1.3 million), respectively, accounting for approximately 2.2%, 1.5%, 1.1% and 6.4% of our total revenues for the respective periods. See “Business—Legal and Administrative Proceedings”; (b) the reduction of advertising spending in this program by certain advertising clients that may have decided to divert more of their resources to Olympic Games-related programs or events in 2008; and (c) the reduction of spending by advertisers and the cancellation, interruption and rescheduling of advertising by CCTV and our clients in the second quarter of 2008 that resulted from the aftermath of the severe earthquake that struck Sichuan Province on May 12, 2008.

Revenues from our production and sponsorship services increased by 82.0% to RMB 4.3 million (US$0.6 million) in the three months ended June 30, 2008 from RMB 2.4 million in the same period in 2007, which was mainly attributable to the increase in the sponsorships that we procured for the public service announcements broadcast in this period.

Our cost of revenues increased substantially to RMB 52.3 million (US$7.5 million) in the three months ended June 30, 2008 from RMB 2.4 million in the same period in 2007. This significant increase was primarily due to the inclusion of the guaranteed media fees of RMB 40.6 million (US$5.8 million) in the cost of revenues in the second quarter of 2008 as a result of our using the gross method of reporting for the revenues generated from the newly secured CCTV Channel 4 programs. The increase of our cost of revenues was to a lesser extent due to the increase in our public service announcement production costs as we produced an increased number of public service announcements in this period. In addition, we recognized the media fees payable to CCTV for advertisements broadcast for Hasee Computer Co., Ltd. without recognizing any corresponding revenues.

Our sales and marketing expenses increased by 33.3% to RMB 1.4 million (US$0.2 million) in the three months ended June 30, 2008 from RMB 1.1 million in the same period in 2007. This increase was primarily due to the increase in the average salary per employee paid to our sales personnel.

Our general and administrative expenses increased by 229.6% to RMB 6.6 million (US$0.9 million) in the three months ended June 30, 2008 from RMB 2.0 million in the same period in 2007. This increase was primarily due to the increase in our expenses in connection with our preparations for this offering and the increase in the salaries paid to our administrative personnel as we expanded our staff. Moreover, we recorded a bad debt provision of RMB 2.5 million for a receivable due from Hasee Computer Co., Ltd.

As a result of the foregoing, our operating income decreased by 81.2% to RMB 7.8 million (US$1.1 million) in the three months ended June 30, 2008 from RMB 41.5 million in the same period in 2007. Our operating margin was 11.4% and 88.4% in the three months ended June 30, 2008 and 2007, respectively. Our net income decreased by 74.2% to RMB 10.6 million (US$1.5 million) in the three months ended June 30, 2008 from RMB 40.9 million in the same period in 2007. Our net margin was 15.5% and 87.1% in the three months ended June 30, 2008 and 2007, respectively.

Three months ended June 30, 2008 compared to three months ended March 31, 2008

Revenues from our advertising agency services decreased by 49.2% to RMB 66.3 million (US$9.5 million) in the second quarter of 2008 from RMB 130.4 million in the first quarter of 2008. Such decrease was primarily due to: (a) the fact that the Chinese New Year Gala program occurs only in the first quarter of each year and accounted for RMB 54.2 million of our revenues in the three months ended March 31, 2008; (b) the loss of a significant customer, Hasee Computer Co., Ltd., who filed two lawsuits against us in April 2008, alleging the breach of contracts on our part and petitioning to terminate its contracts with us; and (c) the effect caused by the severe earthquake that struck Sichuan Province on May 12, 2008 and its aftermath. Many potential clients donated substantial amounts of funds that were originally planned to be used for advertising to the earthquake relief efforts in the second quarter, which reduced the advertising time slots sold by us in this period. Moreover, CCTV significantly changed their programming after the earthquake to cover earthquake developments and rescue operations and we lost the time slots, and the corresponding revenues, which related to the regular television programs that were suspended during the period immediately following the earthquake. CCTV also suspended certain television advertisements with content that was deemed to be inappropriate for broadcast during coverage of this tragic event. As a result, we were unable to recognize revenues under a number of our contracts. The decrease described above was partially offset by the substantial increase in the advertising time slots we sold for the newly secured programs on CCTV Channels 2 and 4 in the second quarter of 2008, as we ramped up our sales efforts for these new programs in this period.

Revenues from our production and sponsorship services decreased by 62.8% to RMB 4.3 million (US$0.6 million) in the second quarter of 2008 from RMB 11.5 million in the first quarter of 2008. The decrease was primarily due to the completion of a particularly high budget production project in which we were engaged during the first quarter of 2008.

Our cost of revenues decreased by 1.2% to RMB 52.3 million (US$7.5 million) in the second quarter of 2008 from RMB 52.9 million in the first quarter of 2008, primarily due to the absence of the costs in connection with the Chinese New Year Gala program, which occurs only in the first quarter of each year. Such decrease was partially offset by the media fees payable to CCTV that we recognized for the advertisements broadcast for Hasee Computer Co., Ltd.

Our sales and marketing expenses did not change significantly between the first and second quarters of 2008.

Our general and administrative expenses increased by 83.5% to RMB 6.6 million (US$0.9 million) in the second quarter of 2008 from RMB 3.6 million in the first quarter of 2008. The increase was primarily due to the increase in our expenses in connection with our preparations for this offering and the hiring of new executive officers in this period.

As a result of the foregoing, our operating income decreased by 89.8% to RMB 7.8 million (US$1.1 million) in the second quarter of 2008 from RMB 76.4 million in the first quarter of 2008. Our operating margin was 11.4% and 56.9% in the second and first quarters of 2008, respectively. Our net income decreased by 83.9% to RMB 10.6 million (US$1.5 million) in the second quarter of 2008 from RMB 65.4 million in the first quarter of 2008. Our net margin was 15.5% and 48.7% in the second and first quarters of 2008, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our audited combined financial statements and related notes for the years ended December 31, 2005, 2006 and 2007, our unaudited condensed combined statements of operations for the three months ended March 31, 2007 and 2008 and unaudited condensed combined balance sheet as of March 31, 2008, included elsewhere in this prospectus. Our combined financial statements have been prepared in accordance with U.S. GAAP. This discussion contains forward-looking statements that involve risks and uncertainties. We caution you that our business and financial performance are subject to substantial risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements. In evaluating our business, you should carefully consider the information provided under the caption “Risk Factors” beginning on page 12 of this prospectus.

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services, special events services to CCTV, and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, China’s largest television network, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China.

We derive a substantial majority of our revenues from our advertising agency services, in which we mainly procure advertisers for the time slots we have obtained on the most popular national channels of CCTV. Our advertisers purchase these services either directly from us or through advertising agencies. In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, we derived 92.5%, 95.9%, 72.7% and 91.9%, respectively, of our total revenues from advertising agency services. Substantially all of our revenues from advertising agency services are derived from the advertising time slots on CCTV. We believe that the quality of advertising sales services we have provided to CCTV and the significant advertising revenues CCTV has received as a result of our agency services will help us continue to obtain a stable supply of high quality advertising time slots from CCTV in the future. We secured advertising rights to an average of 37 minutes per day in 2005 and 2006, and 35 minutes per day in 2007, for regular daily programs on CCTV Channels 1 and 2. For 2008, we have obtained advertising rights to a number of high quality daily television programs, totaling approximately 104 minutes per weekday and approximately 78 minutes per day during the weekends, on CCTV Channels 1, 2 and 4. Since 2004, we have also secured exclusive advertising rights to substantially all of the time slots during the annual Chinese New Year Gala program, one of the most popular television programs in China. In June 2008, we entered into an agreement to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, which are broadcast 24 hours a day to 36 countries around the world.

Through our special events services, we assist CCTV in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV. In recent years, we have assisted CCTV in the sales and marketing of advertising time slots for a number of major sporting events, such as the 2004 Athens Olympic Games and the 2006 FIFA World Cup. In December 2007, we entered into a contract with CCTV to continue to provide such services to CCTV in connection with all major sporting events broadcast on CCTV’s Channels 1 and 2 in 2008, including the upcoming 2008 Beijing Olympic Games.

In addition to our advertising agency and special events services, we also derive revenues from producing public service announcements and commercial television advertisements for advertisers, and soliciting sponsors for the public service announcements we produce and arranging for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. Since 2003, we have produced over 160 public service announcements and over 30 commercial advertisements.

Our net revenues increased by 10.0% from RMB 213.8 million in 2005 to RMB 235.2 million in 2006, and further increased by 8.6% to RMB 255.5 million (US$36.4 million) in 2007. Our net revenues in the three months ended March 31, 2008 were RMB 134.3 million (US$19.2 million), an increase of 34.3% from RMB 100.0 million in the same period in 2007. Our net income increased by 19.0% from RMB 142.4 million in 2005 to RMB 169.4 million in 2006, and further increased by 23.0% to RMB 208.3 million (US$29.7 million) in 2007. Our net income in the three months ended March 31, 2008 was RMB 65.4 million (US$9.3 million), a decrease of 20.2% from RMB 81.9 million in the same period in 2007.

Factors Affecting Our Financial Performance and Results of Operations

We believe that the main factors affecting our financial performance and results of operations are:

•	overall demand for our services;

•	our ability to obtain high quality advertising time slots on favorable terms;

•	our ability to increase the size, quality and the level of diversification of our advertising client base;

•	pricing of our services; and

•	seasonality.

Overall Demand for Our Services

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. We expect China’s economy to continue to grow over the next few years. However, any slowdown in China’s economic growth may slow our revenue growth. This effect could be offset if we can successfully increase our market share in the overall advertising market, which we plan to achieve through optimizing and expanding our media resources, expanding our client base and strengthening our production capabilities. Revenues from our production and sponsorship services have increased as compared to the prior years in each of the two years ended December 31, 2007.

In addition, the demand for our services is affected by the level of television advertising spending in China, which is in turn affected by the popularity of television programs in China and advertisers’ perceptions regarding the effectiveness of television advertising. The total advertising time slots we sold has decreased as compared to the prior years during each of the two years ended December 31, 2007, primarily due to the reduction of advertising spending by some of our advertising clients. We believe such decrease is unlikely to continue in 2008 as we are strengthening our sales efforts. Television advertising also competes with other advertising media, such as billboards, Internet, mobile phones and out-of-home advertising networks. If television advertising becomes a less favorable choice for advertisers in China, we may not be able to successfully attract enough advertisers for our advertising time slots and our revenues and earnings growth may be affected.

Moreover, the occurrence of major sporting events has a direct impact on the demand for our services. Advertisers typically increase their advertising spending during such special events since they often attract additional television viewers. We also receive additional revenues for assisting CCTV in selling the advertising time slots during the broadcast of major sporting events. For example, our special events services provided in connection with the 2004 Athens Olympic Games and the 2006 FIFA World Cup contributed significantly to our revenues recognized in 2005 and 2007, respectively. Under our current contract with CCTV, we will provide special events services in connection with any major sporting events broadcast on CCTV’s Channels 1 and 2 in 2008, including the Beijing Olympic Games. In addition, the Beijing Olympic Games may negatively affect the advertising sales for regular daily television programs because advertisers who have a limited advertising budget may decide to devote their advertising spending to Olympic Games-related programs or events at the expense of other regular daily television programs. The broadcasting schedule of regular daily television programs is also likely to be interrupted or changed during the Beijing Olympic Games, which may make such programs less attractive to potential advertisers. Despite this offsetting factor, we expect the overall effect on our operating results from the Beijing Olympic Games will still be positive.

Ability to Obtain High Quality Advertising Time Slots on Favorable Terms

We depend on the high quality advertising time slots we obtain from CCTV for our advertising agency services. Substantially all of our revenues for our advertising agency services are derived from the advertising time slots we obtain from CCTV. We plan to obtain additional high quality advertising time slots from CCTV and regional television networks. In 2008, we secured advertising rights to several additional television programs on CCTV Channels 2 and 4 and our daily advertising time amounts to approximately 104 minutes per weekday and approximately 78 minutes per day during the weekends, a significant increase from an average of 35 minutes per day in 2007 and 37 minutes per day in 2005 and 2006. However, we expect the additional operating income attributable to the significant increase in advertising time slots to be modest in 2008 as we ramp up our sales efforts and identify new advertisers for the time slots during these new programs and our revenues from such new programs are usually lower during these ramp-up periods. In addition, the availability of advertising time slots may also affect the growth of our production and sponsorship services. For example, we derived a significant portion of our revenues in production and sponsorship services in 2007 from soliciting sponsorships for public service announcements broadcast on certain time slots that CCTV allocated to us when they remained unsold. Such advertising time slots may not be available to us in the future. Our ability to continue to obtain our existing advertising time slots and to add additional high quality advertising time slots will have a significant effect on our results of operations.

The quality of advertising time slots available to us is measured based on the perceived effectiveness of advertisements placed during such time slots, which is in turn affected by the ratings and the geographical and demographic coverage of the relevant television programs. Our results of operations will be affected by any changes with respect to the popularity, rating or coverage of the television programs during which our advertising time slots occur.

Our profitability also depends on the price of advertising time slots charged to us by CCTV or other agencies. CCTV has been increasing the prices for many of its advertising time slots in recent years, and we expect that CCTV will continue to raise such prices in the future. Our profit margin may be affected if we are not able to obtain the rights to these advertising time slots on favorable terms or pass on the increasing costs to our clients. If any other advertising agency is able to obtain such high quality advertising time slots on terms more favorable than ours, we may lose our clients and our revenues may decline.

Ability to Increase the Size, Quality and the Level of Diversification of Our Advertising Client Base

Since 2005, we have provided advertising services to over 100 different advertisers each year. We compete for the advertising spending of advertisers with other advertising agencies, including both international advertising agencies and domestic Chinese advertising agencies, some of which are also our clients. From time to time these agencies introduce their clients to us, primarily due to our exclusive rights over certain advertising time slots on CCTV. We believe that we distinguish ourselves from other advertising agencies in China by our ability to provide integrated advertising services that encompass media planning, packaging, creative content production and access to desirable advertising time slots to reach targeted audiences. We plan to continue to attract new business from potential clients, as well as to gain more business from our existing corporate clients, by increasing our sales efforts and by seeking opportunities to provide these clients with the full range of our services. We also intend to strategically adjust our advertising client portfolio by increasing the ratio of corporate advertising clients to advertising agency clients and by diversifying the industry mix of our advertisers, to better balance and optimize the profile of our client base. We expect the size, quality and level of diversification of our client base to continue to improve due to our ability to provide integrated advertising services and the high quality advertising time slots we have obtained from CCTV.

Pricing of Our Services

Our results of operations significantly depend on the price of our advertising agency services, particularly the price we charge to our advertising clients for advertising time slots and, to a lesser extent, the price of our production and sponsorship services. We typically retain the difference between the price we charge to advertising clients and the price we pay for the advertising time slots as the premium for our advertising agency services. We price the advertising time slots of CCTV’s daily television programs available to us based on a number of factors, including market demand for such advertising time slots, target audiences, ratings and the quality of the relevant television programs as well as prices charged by our competitors. For our special events services to CCTV, our fees are determined at the sole discretion of CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special events. We price our production and sponsorship services by taking into account the added value and the related production costs of the content we provide or the value created by us for the sponsors of our public service announcements. Any factors that influence the pricing of our services will in turn affect our revenues, profitability and other operating results.

Seasonality

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending in China. Although the first quarter of each year is expected to be a slow season for the sale of the advertising time slots of the CCTV Channels 2 and 4 programs we newly secured in 2008, our total revenues are typically higher in the first quarter than in other quarters of the year because the Chinese New Year Gala program, which generates significant revenues for us, falls in that period each year. As a result, our quarterly results of operations may fluctuate significantly from period to period.

Revenues

We derive revenues from the following sources:

•

Advertising agency services.     We currently derive a substantial majority of our revenues from providing advertising agency services, in which we obtain advertising time slots on popular television channels of CCTV and procure advertisers to place advertisements on such time slots. Our commission for advertising agency services typically represent the difference between the price we charge to our advertising clients and the price we pay for the available advertising time slots. Our advertising clients typically make payments for our agency services at least one week before the relevant advertisements are broadcast, but we only recognize revenues when those advertisements are broadcast. If the advertisements are not broadcast, for instance due to CCTV’s change of program schedule, the advance payments will be returned to our clients. We generally record the net amounts of gross billings to our clients less media fees as revenues because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards in these arrangements. However, when we purchase blocks of advertising time slots and attempt to sell these advertising time slots to advertisers, we bear the majority of the risks and rewards in these arrangements. In such cases, revenues are recognized at gross billings to our clients and the cost for purchasing the advertising time slots is allocated to cost of revenues on a straight-line basis. We also assist some of our advertising clients in bidding for prime advertising time slots from CCTV, for which we receive a certain percentage of our clients’ related advertising expenditures as our fees.

•

Special events services.     From time to time we provide special events services to CCTV, in which we assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. Under this arrangement, our sales representatives will, together with CCTV and sales representatives from an independent third-party advertising company, form an advertising sales team for these special events. Our fees for such services will be determined on a case-by-case basis by CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special event. We typically receive a certain percentage of the total advertising sales as our compensation. Due to our inability to estimate the amount of revenues we will receive, we do not recognize the revenues from our special events services until we receive statements from CCTV, generally several months after the relevant programs have been aired. We usually receive payment for these services several months after receiving the related statement. As a result, there is often a significant time lag between our performance of these services, our recognition of the related revenues and our actual receipt of payment.

•

Production and sponsorship services.     We derive a growing portion of our revenues from our production and sponsorship services. We design, produce and package content for public service announcements and commercial advertisements. We also solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV. The sponsor’s name will be shown at the end of the announcement. For commercial television advertisements, advertisers will pay for our production services and sometimes for the broadcast of the advertisements produced by us if we also arrange for such broadcast. We typically require a prepayment from our clients at the time of the execution of the advertising production agreements and prior to the commencement of our work, but our revenues are typically recognized at the time the final work products are delivered to our clients or are broadcast.

The table below sets forth the breakdown of our three revenue sources for the periods indicated:

	Year Ended December 31,
	2005		2006		2007
	Amount	% of Total Revenues	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)		(RMB)	(US$)
	(In thousands, except percentages)
Revenues:
Advertising agency services	215,448	92.5%	245,200	95.9%	202,637	28,899	72.7%
Special events services	15,228	6.5%	—	0.0%	15,991	2,280	5.7%
Production and sponsorship services	2,336	1.0%	10,487	4.1%	60,018	8,559	21.5%
Total revenues	233,012	100.0%	255,687	100.0%	278,646	39,738	100.0%
Less: business tax	(19,163)	8.2%	(20,472)	8.0%	(23,110)	(3,296)	8.3%
Total net revenues	213,849	91.8%	235,215	92.0%	255,536	36,442	91.7%

	Three Months Ended March 31,
	2007		2008
	Amount	% of Total Revenues	Amount		% of Total Revenues
	(RMB)		(RMB)	(US$)
	(unaudited)		(unaudited)
	(In thousands, except percentages)
Revenues:
Advertising agency services	86,880	79.8%	130,366	18,592	91.9%
Special events services	15,991	14.7%	—	—	0.0%
Production and sponsorship services	5,692	5.5%	11,524	1,643	8.1%
Total revenues	108,833	100%	141,890	20,235	100.0%
Less: business tax	(8,870)	8.2%	(7,574)	(1,080)	5.3%
Total net revenues	99,963	91.8%	134,316	19,155	94.7%

In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, individual clients accounting for more than 10% of our total revenues in the aggregate contributed 27.0%, 37.8%, 32.3% and zero to our total revenues, respectively. Although our revenues from these advertising clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

Our net revenues represent our total revenues less business tax and other related surcharges imposed by governmental authorities, which together accounted for approximately 8.0% of our total revenues.

Operating Costs and Expenses

The following table sets forth our operating costs and expenses for the periods indicated, both in absolute amounts and as percentages of our net revenues:

	Year Ended December 31,							Three Months Ended March 31,
	2005		2006		2007			2007		2008
	Amount	% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues	Amount	% of Net Revenues	Amount		% of Net Revenues
	(RMB)		(RMB)		(RMB)	(US$)		(RMB)		(RMB)	(US$)
								(unaudited)		(unaudited)
	(In thousands, except percentages)
Cost of revenues	29,311	13.7%	26,734	11.4%	30,148	4,299	11.8%	11,535	11.5%	52,935	7,549	39.4%
Sales and marketing expenses	10,069	4.7%	7,038	3.0%	5,600	799	2.2%	1,189	1.2%	1,430	204	1.1%
General and administrative expenses	8,494	4.0%	5,631	2.4%	8,505	1,213	3.3%	2,347	2.4%	3,576	510	2.6%
Total operating costs and expenses	47,874	22.4%	39,403	16.8%	44,253	6,311	17.3%	15,072	15.1%	57,941	8,263	43.1%

Cost of Revenues

Prior to 2008, we recorded all of our revenues from our advertising agency services after deducting the media costs. Our cost of revenues consisted primarily of the costs that we incurred to produce our public service announcements and commercial advertisements and production and promotional costs related to the Chinese New Year Gala program and special events, including wages of production personnel, costs and depreciation of the production equipment, office rental expenses directly related to our production services, wages of media research and relationship personnel and costs associated with the monitoring, assessment and evaluation of the advertisements. In 2008, we secured advertising rights to certain CCTV Channel 4 programs for which we are committed to pay a fixed amount of media fees. We record such media fees as our cost of revenues when the advertising time slots purchased are consumed on a straight-line basis and record the revenues from such Channel 4 programs on a gross basis. As a result, the media fees costs for these Channel 4 programs account for a substantial majority of our cost of revenues in 2008.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of salaries and benefits for our sales and marketing personnel, office rental expenses directly related to our sales and marketing activities, traveling expenses incurred by our sales personnel and promotional and entertainment expenses. Our sales personnel receive performance-based compensation and we market our services primarily through the efforts of our sales and marketing personnel. While our sales and marketing expenses have declined in each of the last two years, we expect selling and marketing expenses to increase as we expand our sales force.

General and Administrative Expenses

Our general and administrative expenses primarily consist of salaries and benefits for our management, accounting and administrative personnel, professional service fees, office rental and maintenance expenses directly related to our general office administration activities, depreciation of office equipment, other administrative expenses and allowances for doubtful accounts. We expect our general and administrative expenses to increase as we hire additional personnel, improve our corporate infrastructure and incur additional costs to meet the requirements of being a public company in the U.S. For example, we will hire additional financial staff with experience in U.S. GAAP and SEC reporting requirements, engage outside legal counsels, develop various functions such as internal audit, disclosure control, legal and compliance, and upgrade our information technology and accounting systems. In particular, we plan to engage an outside consulting firm to assist us in our efforts to comply with Section 404 of the Sarbanes-Oxley Act, which requires a public company to include a report of management on the effectiveness of its internal control over financial reporting. All of these measures will considerably increase our general and administrative expenses in the periods following our initial public offering. In addition, we will incur costs associated with public company reporting requirements, such as the requirements to file an annual report and other event-related reports with the SEC.

Share-Based Compensation Expenses

We adopted an equity incentive plan in July 2008, pursuant to which we may issue up to 50,000,000 ordinary shares upon exercise of awards granted under the plan. As of the date of this prospectus, options to purchase 42,891,000 ordinary shares have been granted under this plan at an exercise price of US$0.685 per ordinary share. As a result of these option grants and potential future grants under this plan, we expect to incur significant share-based compensation expenses in future periods. Using US$0.24 per ordinary share, the per-ordinary share equivalent of the estimated initial public offering price of US$7.30 per ADS (the midpoint of our estimated initial public offering price range set forth on the front cover of this prospectus), as the underlying ordinary share value, we have estimated the fair market value of the ordinary shares underlying existing option grants to be RMB 73.2 million (US$10.4 million). We expect to incur significant share-based compensation expenses as a result of these existing option grants. We expect to amortize the total amount of share-based compensation expenses ratably over the vesting period of four years commencing July 2008. Given the preliminary nature of our estimates, our actual share-based compensation expenses may be materially different from our current expectations upon further evaluation. We have adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R) for the accounting treatment of our stock option plan and we will record compensation expenses based on the fair value of the award. See “—Critical Accounting Policies—Share-Based Compensation” and “Management—2008 Equity Incentive Plan.”

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities as of the date of our financial statements and our revenues and expenses during the financial reporting period. Our estimates and assumptions are based on available information and our historical experience, as well as other estimates and assumptions that we believe to be reasonable. The estimates and assumptions that form the basis for our judgments may not be readily apparent from other sources. We continually evaluate these estimates and assumptions based on the most recently available information, our own experience and other assumptions that we believe to be reasonable. Our actual results may differ significantly from estimated amounts as a result of changes in our estimates or changes in the facts or circumstances underlying our estimates and assumptions. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment. When reviewing our combined financial statements, you should take into account:

•	our critical accounting policies discussed below;

•	the related judgments made by our management and other uncertainties affecting the application of these policies;

•	the sensitivity of our reported results to changes in prevailing facts and circumstances and our related estimates and assumptions; and

•	the risks and uncertainties described under “Risk Factors.”

See note 2 to our combined financial statements for additional information regarding our critical accounting policies.

Revenue Recognition

We derive revenues primarily from providing services in three areas: (i) advertising agency services, in which we procure advertising clients to place television advertisements in the time slots we have obtained from CCTV, (ii) special events services to CCTV, in which we assist CCTV in the sales and marketing of advertising time slots for major sporting events broadcast on CCTV, and (iii) production and sponsorship services, in which we produce public service announcements, or commercial advertisements, for our clients or solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We recognize revenues when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. Revenue arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. We recognize revenues on the elements delivered and defer the recognition of revenues for the fair value of the undelivered elements until the remaining obligations have been satisfied. When there is no objective and reliable evidence of the fair value of the undelivered items, we recognize revenues of the elements delivered as a single unit of accounting. Generally, we receive advanced payments for our advertising services and record them as customer advances. Such prepayments are only recognized as revenues when the services are rendered.

We have adopted the net presentation for business tax and related surcharges. Business tax and related surcharges collectively represented approximately 8.0% of our revenues and are deducted from revenues before arriving at net revenues. Alternatively, we could adopt the gross presentation and present our revenues gross of business tax and related surcharges, while recording the business tax and related surcharges in cost of revenues. However, we believe that the net presentation better reflects our results of operations, since we consider business tax and related surcharges as taxes based on revenues collected from customers that reduce revenues earned by us.

Advertising agency services.    In the substantial majority of our advertising agency arrangements, we contract separately with our clients and the media supplier and are responsible for the payments to the media supplier and collections from our clients. In compliance with EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent,” or EITF No. 99-19, we assess whether we or the media supplier is the primary obligor in these service contracts. We evaluate the terms of our agreements with our clients and give appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of earnings, ability to change the programs the media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year of operation, we have been arranging our clients’ advertisements on the advertising time slots of the regular daily programs on CCTV Channel 1 and Channel 2 and the annual Chinese New Year Gala program. In general, we are not obligated to pay the media fees until we have sold the advertising time slots to our clients. In these cases, we record the net amounts of the gross billings to our clients less media fees as revenues on the dates of broadcast in accordance with the guidance in EITF No. 99-19 because we believe that the media supplier, not us, is the primary obligor and bears the majority of the risks and rewards under such arrangements.

In order to obtain exclusive access to the advertising time slots on certain CCTV Channel 4 programs, starting from 2008, we purchase the advertising time slots on certain CCTV Channel 4 programs with a fixed media cost and attempt to sell these advertising time slots to our clients. We believe we bear the majority of the risks and rewards under such arrangements. Therefore, revenues are recognized at gross billings to our clients in accordance with the guidance in EITF No. 99-19 on the dates of broadcast of the advertisements. Cost for purchasing the advertising time slots from the media supplier is recorded as our cost of revenues on a straight-line basis. If we had recorded all revenues from advertising agency services on a gross basis, total revenues and cost of revenues would have been higher. However, operating income would remain unchanged for the periods presented.

Special events services to CCTV.    We assist CCTV on an ad hoc basis in the sales and marketing of advertising time slots during major sporting events that are broadcast on CCTV Channels 1 and 2 under general framework agreements between CCTV and us. Our fees are determined on a case-by-case basis by CCTV and represent a certain percentage of the total advertising revenues earned by CCTV Channels 1 and 2 relating to each major sporting event. We are not able to estimate our service fees earned until we receive a settlement statement from CCTV, which generally occurs up to six months after our services are rendered. As such, we recognize revenues from our special events services when we receive such settlement statement from CCTV. If we were able to estimate our service fees earned or were able to receive settlement statements from CCTV on a more timely basis, the timing of recognizing revenues from sales and marketing services to CCTV would be accelerated.

Production and sponsorship services.    We recognize revenues from production services at the time the productions are completed. For sponsorship services, we either provide sponsors with a pool of public service announcements already produced by us to choose from, or produce new announcements based on sponsors’ original ideas, and arrange to broadcast such public service announcements, as well as announcements supplied by clients themselves, in which sponsors’ names will be shown. We recognize revenues from sponsorship services only at the time such announcements with sponsors’ names are broadcast on the time slots we obtain from CCTV and other criteria, such as the execution of sponsorship agreements, are met.

Income Tax

On January 1, 2007, we adopted the Financial Accounting Standard Board’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. We did not have any unrecognized tax benefits and there was no effect on our financial condition or results of operations as a result of implementing FIN 48.

Under the new EIT Law adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from our PRC subsidiary will reduce our net income in accordance with APB 23. It is our intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we accrue 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest.

Share-Based Compensation

Share-based compensation is accounted for in accordance with SFAS No.123 (revised 2004) “Share-Based Payment”, or SFAS 123R. Under the fair value recognition provisions of SFAS 123R, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis, net of estimated forfeitures, over the requisite service period, which is generally the vesting period.

Internal Control Over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal controls over financial reporting. However, in connection with the audits of our combined financial statements for the years ended December 31, 2005, 2006 and 2007, our independent registered public accounting firm identified one “material weakness” and several “significant deficiencies” in our internal controls over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States. The material weakness identified related to our lack of sufficient accounting and tax personnel with appropriate understanding of U.S. GAAP, SEC reporting requirements and tax rules. The significant deficiencies identified include: (i) our failure to establish standard control policies and procedures in connection with the drafting, approval and management of our business contracts, (ii) our lack of a clear and definite agreement to govern the use of personnel and assets between our company and our related parties and (iii) our failure to develop a comprehensive internal controls policies and procedures and accounting policies manual or lack of controls to ensure the policies and procedures are followed strictly. We hired a chief financial officer with extensive audit experience and U.S. GAAP knowledge in the first quarter of 2008 and are in the process of implementing a number of measures to address the weakness and deficiencies that have been identified, including: (i) hiring additional financial staff with experience in U.S. GAAP, SEC reporting requirements and tax rules, (ii) developing a comprehensive internal control and accounting policies and procedures manual, to be supplemented or revised from time to time, to guide the day-to-day operations of, and the training of, our accounting and financial reporting staff, (iii) devoting additional personnel to the management of our business contracts as well as establishing standard policies and procedures governing contract terms and contract approval process, (iv) formulating clear internal rules and entering into agreements that regulate the use of personnel and assets between our company and our related parties and (v) establishing internal audit functions to monitor the implementation of our policies and procedures. We are working to implement these measures during 2008, although we cannot assure you that we will complete such implementation in a timely manner.

Upon the completion of this offering, we will become a public company in the United States that will be subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2009. In addition, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

During the course of documenting and testing our internal control procedures in order to satisfy the requirements of Section 404, we may identify other deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could harm our operating results and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Taxation

Taxation in the Cayman Islands and the British Virgin Islands

Neither the Cayman Islands nor the British Virgin Islands currently levies taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our company levied by the government of the Cayman Islands or by the government of the British Virgin Islands, except for stamp duties that may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. Neither the Cayman Islands nor the British Virgin Islands is a party to any double taxation treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands or the British Virgin Islands.

PRC Enterprise Income Tax

Prior to January 1, 2008, both Mass Media and Universal were subject to the PRC Enterprise Income Tax Law Concerning Foreign-Invested Enterprises and Foreign Enterprises, or the old EIT law. Under the old EIT law, each of Mass Media and Universal, as a foreign-invested enterprise established in the Shenzhen Special Economic Zone, was entitled to a preferential income tax rate of 15% on the income generated by its offices based in Shenzhen and an income tax rate of 30% on the income generated by its offices based outside of Shenzhen, as compared to the statutory enterprise income tax rate of 33%. In addition, each of Mass Media and Universal was fully exempted from PRC income tax commencing from its first profit-making year, followed by a 50% reduction in PRC income tax for the next two years. As a result, Universal was exempted from PRC income tax for the year ended December 31, 2007 and was entitled to a 50% income tax reduction for the years ending December 31, 2008 and 2009.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the old EIT law. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will, in accordance with any detailed directives to be issued by the State Council, (i) in the case of preferential tax rates, continue to enjoy the preferential tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. According to the new EIT law, we believe our PRC subsidiary may continue to be entitled to the tax preferential treatment it currently enjoys until such preferential treatment expires in 2009.

Under the old EIT law, dividend payments to foreign investors made by foreign-invested enterprises in the PRC, such as our PRC subsidiary, were exempted from PRC withholding tax. Under the new EIT law, however, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such a tax treaty with the PRC. If UIAL is considered a non-resident enterprise, the 10% withholding tax impacted on divided income received from our PRC subsidiary would reduce our net income and have an adverse effect on our operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if MMIA and UIAL, our PRC subsidiary’s direct holding company, are classified as resident enterprises, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Our effective tax rate was 14.8% in 2005, 14.3% in 2006 and 4.9% in 2007. Our effective tax rate decreased in 2007 because Universal, our PRC subsidiary and a foreign-invested enterprise established in August 2006, was exempted from enterprise income tax in 2007, while Mass Media, our primary operating subsidiary in 2006, did not enjoy such tax exemption in 2006. After the establishment of Universal, most of the former advertising business of Mass Media was gradually assumed by Universal, which substantially reduced our effective tax rate in 2007. For the first quarter of 2008, our effective tax rate was 16.5% as a result of the expiration on January 1, 2008 of Universal’s income tax exemption status as well as the accrual of 10% withholding tax on distributable earnings from PRC operations that we have no intention to permanently reinvest. Any increase in our effective tax rate as a result of the new EIT law may adversely affect our operating results.

PRC Business Tax and Related Surcharges

Our PRC subsidiary is required to pay business tax at a rate of 5.0%, and related surcharges at a rate of approximately 3.0%, on our revenues from providing advertising services.

Results of Operations

The following tables present our summary combined statements of operations for each of the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2007 and 2008. Our historical results presented below are not necessarily indicative of the results for any future periods.

	Year Ended December 31,				Three Months Ended March 31,
	2005	2006	2007		2007	2008
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(unaudited)	(unaudited)
	(In thousands)
Revenues:
Advertising agency services	215,448	245,200	202,637	28,899	86,880	130,366	18,592
Special events services	15,228	—	15,991	2,280	15,991	—	—
Production and sponsorship services	2,336	10,487	60,018	8,559	5,962	11,524	1,643
Total revenues	233,012	255,687	278,646	39,738	108,833	141,890	20,235
Less: business tax	(19,163)	(20,472)	(23,110)	(3,296)	(8,870)	(7,574)	(1,080)
Total net revenues	213,849	235,215	255,536	36,442	99,963	134,316	19,155

Operating costs and expenses:
Cost of revenues	(29,311)	(26,734)	(30,148)	(4,299)	(11,535)	(52,935)	(7,549)
Sales and marketing expenses	(10,069)	(7,038)	(5,600)	(799)	(1,189)	(1,430)	(204)
General and administrative expenses	(8,494)	(5,631)	(8,505)	(1,213)	(2,347)	(3,576)	(510)
Total operating costs and expenses	(47,874)	(39,403)	(44,253)	(6,311)	(15,071)	(57,941)	(8,263)

Operating income	165,975	195,812	211,283	30,131	84,892	76,375	10,892
Interest and investment income	1,331	3,434	10,774	1,537	1,671	1,938	277
Other expenses, net	(151)	(1,560)	(3,128)	(446)	(457)	(4)	(1)
Income before tax	167,155	197,686	218,929	31,222	86,106	78,309	11,168
Income tax expense	(24,738)	(28,271)	(10,619)	(1,514)	(4,222)	(12,934)	(1,845)

Net income	142,417	169,415	208,310	29,708	81,884	65,375	9,323

The table below sets forth certain operating data in connection with our advertising agency services:

	Year Ended December 31,				Three Months Ended March 31,
	2005		2006	2007	2007	2008
Number of programs secured during the period	4		4	3	3	9
Total advertising time obtained (seconds)(1)	825,600		828,920	783,240	206,040	542,160
Total advertising time sold (seconds)	840,695	(2)	774,381	631,620	188,020	292,510

(1)	Represents the total amount of time during regular television programs secured from CCTV.
(2)	The total time we sold exceeded the total time we contracted to obtain from CCTV in 2005 because we increased our spot purchases and sales of extra advertising time from CCTV in response to market demand.

Three months ended March 31, 2008 compared to three months ended March 31, 2007

Revenues

Our total revenues increased by 30.4% to RMB 141.9 million (US$20.2 million) in the three months ended March 31, 2008 from RMB 108.8 million in the three months ended March 31, 2007. This increase was attributable to the increase in revenues from both our advertising agency services and our production and sponsorship services, partially offset by a lack of revenues from special events services during this period.

Revenues from our advertising agency services increased by 50.0% to RMB 130.4 million (US$18.6 million) in the three months ended March 31, 2008 from RMB 86.9 million in the same period in 2007. This increase was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008. We recorded the entire amount of RMB 28.8 million (US$4.1 million) received from our advertising clients for Channel 4 programs in the first quarter of 2008 as our advertising agency services revenues without netting the corresponding media fees. In addition, the increase of our advertising agency service revenues was also attributable to an increase in the total advertising time slots sold by us in the three months ended March 31, 2008 compared to the same period in 2007, particularly for the Chinese New Year Gala program. Such increase was partially offset by a decrease in the advertising time slots sold for our daytime advertising package, which we believe was mainly due to the reduction of advertising spending in this program by certain advertising clients who may have decided to divert more of their resources to Olympic Games-related programs or events in 2008.

Revenues from our production and sponsorship services increased by 93.3% to RMB 11.5 million (US$1.6 million) in the three months ended March 31, 2008 from RMB 6.0 million in the same period in 2007. The increase was primarily attributable to a particularly high budget production project we were engaged in during the three months ended March 31, 2008.

We recognized nil revenues from our special events services in the three months ended March 31, 2008, while we recognized RMB 16.0 million in the three months ended March 31, 2007 for our special events services to CCTV in connection with the 2006 FIFA World Cup.

Net Revenues

Our net revenues increased by 34.4% to RMB 134.3 million (US$19.2 million) in the three months ended March 31, 2008 from RMB 100.0 million in the same period in 2007.

Operating Costs and Expenses

Our operating costs and expenses increased by 284.4% to RMB 57.9 million (US$8.3 million) in the three months ended March 31, 2008 from RMB 15.1 million in the same period in 2007.

Cost of revenues.     Our cost of revenues increased by 358.9% to RMB 52.9 million (US$7.5 million) in the three months ended March 31, 2008 from RMB 11.5 million in the same period in 2007. This significant increase was primarily due to the inclusion of the guaranteed media fees of RMB 40.6 million in the cost of revenues in the first quarter of 2008 as a result of our using the gross method of reporting for the revenues generated from the newly secured CCTV Channel 4 programs. Under our agreements with Guang Er Gao Zhi FTP, we are committed to pay a fixed amount of media fees of RMB 163.2 million for the CCTV Channel 4 programs that we secured through those agreements. We use a straight-line method for allocating the guaranteed media fees as our cost of revenues for each period. At the same time, we expect to experience seasonality in the revenues generated from the sale of advertising time slots in these programs. The cost of revenues we recognized on the straight-line basis in the three months ended March 31, 2008 exceeded the revenues recognized for these programs for that same period by RMB11.8 million (US$1.7 million). The increase of our cost of revenues was to a lesser extent due to the increase in our advertisement and public service announcement production costs and the salaries paid to our production personnel as we further expanded our production capabilities in this period.

Sales and marketing expenses.     Our sales and marketing expenses increased by 20.3% to RMB 1.4 million (US$0.2 million) in the three months ended March 31, 2008 from RMB 1.2 million in the same period in 2007. This increase was primarily due to the increase in the average salary per employee paid to our sales personnel as well as the increase in marketing expenses in connection with the Chinese New Year Gala program.

General and administrative expenses.     Our general and administrative expenses increased by 52.3% to RMB 3.6 million (US$0.5 million) in the three months ended March 31, 2008 from RMB 2.3 million in the same period in 2007. This increase was primarily due to the increase in the salaries paid to our administrative personnel as we expanded our staff and the increase of our professional service costs in connection with the audit and review of our financial statements in preparation for this offering.

Operating Income

As a result of the foregoing, our operating income decreased by 10% to RMB 76.4 million (US$10.9 million) in the three months ended March 31, 2008 from RMB 84.9 million in the same period in 2007. Our operating margin was 56.9% and 84.9% in the three months ended March 31, 2008 and 2007, respectively.

Interest and Investment Income

Our interest and investment income increased by 16.0% to RMB 1.9 million (US$0.3 million) in the three months ended March 31, 2008 from RMB 1.7 million in the same period in 2007. This increase was attributable to the interest and investment income generated from the greater aggregate principal amount of short-term investment products that we purchased in this period.

Income Tax Expenses

Our income tax expenses increased by 206.3% to RMB 12.9 million (US$1.8 million) in the three months ended March 31, 2008 from RMB 4.2 million in the same period in 2007. This increase was mainly due to the imposition of withholding tax in 2008 on part of the earnings from UIAL under the New EIT Law and the expiration on January 1, 2008 of the enterprise income tax exemption that our primary operating subsidiary in China, Universal, had enjoyed in 2007.

Net Income

As a result of the foregoing, our net income decreased by 20.2% to RMB 65.4 million (US$9.3 million) in the three months ended March 31, 2008 from RMB 81.9 million in the same period in 2007. Our net margin decreased to 48.7% in the three months ended March 31, 2008 from 81.9% in the same period in 2007.

Year ended December 31, 2007 compared to year ended December 31, 2006

Revenues

Our total revenues increased by 9.0% to RMB 278.6 million (US$39.7 million) in the year ended December 31, 2007 from RMB 255.7 million in the year ended December 31, 2006. This increase was attributable to an increase in revenues from our special events services and our production and sponsorship services, and was partially offset by the decrease in the revenues from our advertising agency services.

Revenues from our advertising agency services decreased by 17.4% to RMB 202.6 million (US$28.9 million) in the year ended December 31, 2007 from RMB 245.2 million in the year ended December 31, 2006. This decrease was primarily due to a decrease in the total advertising time slots sold by us in the year ended December 31, 2007 compared to the year ended December 31, 2006, but was partially offset by an increase in the average selling price of our advertising time slots between the two periods. The decrease in the total advertising time slots sold by us resulted primarily from the reduction of advertising spending by certain advertisers for the Television Guides program and our daytime advertising package. To a lesser extent, such decrease was due to a decrease in the total time slots obtained by us in the year ended December 31, 2007 compared to the year ended December 31, 2006, primarily because we did not renew our contract with CCTV for a children’s program, the Big Pinwheel, in 2007. That program was re-scheduled to a time less attractive to advertisers in late 2005 and it became increasingly difficult to sell the advertising time slots for the program in 2006.

Revenues from our special events services increased in the year ended December 31, 2007 because, in 2007, CCTV confirmed to us the amount of fees we were to receive for our special events services in connection with the 2006 FIFA World Cup and we recognized revenues of RMB16.0 million (US$2.3 million), while we did not recognize any revenues from our special events services in 2006.

Revenues from our production and sponsorship services increased by 472.3% to RMB 60.0 million (US$8.6 million) in the year ended December 31, 2007 from RMB 10.5 million in the year ended December 31, 2006. The increase of RMB 49.5 million was attributable to our solicitation of sponsorships for public service announcements broadcast on certain time slots on CCTV in 2007 that CCTV allocated to us when they remained unsold. Such advertising time slots may not be available to us in the future. The remaining increase was also due to an increased market demand for public service announcements related to the 2008 Beijing Olympic Games.

Net Revenues

Our net revenues increased by 8.6% to RMB 255.5 million (US$36.4 million) in the year ended December 31, 2007 from RMB 235.2 million in the year ended December 31, 2006.

Operating Costs and Expenses

Our operating costs and expenses increased by 12.3% to RMB 44.3 million (US$6.3 million) in the year ended December 31, 2007 from RMB 39.4 million in the year ended December 31, 2006.

Cost of revenues.    Our cost of revenues increased by 12.8% to RMB 30.1 million (US$4.3 million) in the year ended December 31, 2007 from RMB 26.7 million in the year ended December 31, 2006. This increase was primarily due to the increase in our advertisement and public service announcement production costs and the increase in our staff costs as the result of increases in the salaries of our production personnel.

Sales and marketing expenses.    Our sales and marketing expenses decreased by 20.4% to RMB 5.6 million (US$0.8 million) in the year ended December 31, 2007 from RMB 7.0 million in the year ended December 31, 2006, primarily as a result of the upward adjustment of sales targets after our implementation of the performance-based salary scheme for our sales personnel in 2006 and the replacement of certain highly compensated employees in 2007, which resulted in the decrease in the total amount of compensation paid to our sales personnel in the year ended December 31, 2007.

General and administrative expenses.    Our general and administrative expenses increased by 51.0% to RMB 8.5 million (US$1.2 million) in the year ended December 31, 2007 from RMB 5.6 million in the year ended December 31, 2006. The increase in our general and administrative expenses was primarily due to the increase of our professional service costs in connection with the audit and review of our financial statements.

Operating Income

As a result of the foregoing, our operating income increased by 7.9% to RMB 211.3 million (US$30.1 million) in the year ended December 31, 2007 from RMB 195.8 million in the year ended December 31, 2006. Our operating margin was 82.7% and 83.2% in the years ended December 31, 2007 and 2006, respectively.

Interest and Investment Income

Our interest and investment income increased to RMB 10.8 million (US$1.5 million) in the year ended December 31, 2007 from RMB 3.4 million in the year ended December 31, 2006. The increase was mainly attributable to the interest income generated from our increased cash balance in the year ended December 31, 2007 and, to a lesser extent, attributable to our increased cash management efforts pursuant to which we invested our available cash assets in the investment products provided by domestic banks.

Other Expenses, Net

Our other expenses include accrued interests on our unpaid tax liability and bank service charges, after deducting other miscellaneous income such as the cash prizes for the awards we received. Our other expenses, net, increased to RMB 3.1 million (US$0.4 million) in the year ended December 31, 2007 from RMB 1.6 million in the year ended December 31, 2006. The increase was primarily due to the increase of accrued interest on the balance of our unpaid tax liability.

Income Tax Expenses

Our income tax expenses decreased by 62.4% to RMB 10.6 million (US$1.5 million) in the year ended December 31, 2007 from RMB 28.3 million in the year ended December 31, 2006. The decrease in income tax expenses was primarily because Universal, a foreign-invested enterprise established in August 2006, was exempted from enterprise income tax in 2007, while Mass Media, our primary operating subsidiary in 2006, did not enjoy such tax exemption in 2006.

Net Income

As a result of the foregoing, our net income increased by 23.0% to RMB 208.3 million (US$29.7 million) in the year ended December 31, 2007 from RMB 169.4 million in the year ended December 31, 2006. Our net margin increased to 81.5% in the year ended December 31, 2007 from 72.0% in the year ended December 31, 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

Revenues

Our total revenues increased by 9.7% to RMB 255.7 million in the year ended December 31, 2006 from RMB 233.0 million in the year ended December 31, 2005. The increase was primarily due to an increase in the revenues from our advertising agency services and, to a lesser extent, an increase in the revenues from our production and sponsorship services, and was offset by a decrease in our revenues from special events services.

Revenues from our advertising agency services increased by 13.8% to RMB 245.2 million in the year ended December 31, 2006 from RMB 215.4 million in the year ended December 31, 2005. This increase was primarily attributable to an increase in the average selling price of our time slots, which was partially offset by a decrease in the total time slots sold by us between the two periods. The decrease in the total time slots sold by us was primarily because the reschedule of the Big Pinwheel program to a time less attractive to advertisers in late 2005 had a continuing negative effect on our ability to procure advertisers for that program in 2006.

We recognized nil revenues from our special events services in the year ended December 31, 2006, while we recognized RMB 15.2 million from CCTV in the year ended December 31, 2005 for our special events services to CCTV in connection with the 2004 Athens Olympic Games.

Revenues from our production and sponsorship services increased by 349.0% to RMB 10.5 million in the year ended December 31, 2006 from RMB 2.3 million in the year ended December 31, 2005. The increase was primarily due to our sales and marketing efforts in 2006 to promote our production and sponsorship services, which resulted in the increased demand for such services.

Net Revenues

Our net revenues increased by 10.0% to RMB 235.2 million in the year ended December 31, 2006 from RMB 213.8 million in the year ended December 31, 2005.

Operating Costs and Expenses

Our operating costs and expenses decreased by 17.7% to RMB 39.4 million in the year ended December 31, 2006 from RMB 47.9 million in the year ended December 31, 2005.

Cost of revenues.    Our cost of revenues decreased by 8.8% to RMB 26.7 million in the year ended December 31, 2006 from RMB 29.3 million in the year ended December 31, 2005. The decrease primarily resulted from the fact that, beginning in 2006, we were not required to contribute to the staff bonus and welfare fund as a result of a change in regulations issued by the Ministry of Finance. Such decrease was partially offset by the increase in our advertisement production costs and salaries paid to our production personnel as a result of our increased production activities.

Sales and marketing expenses.    Our sales and marketing expenses decreased by 30.1% to RMB 7.0 million in the year ended December 31, 2006 from RMB 10.1 million in the year ended December 31, 2005, primarily because, beginning in 2006, we were not required to contribute to the staff bonus and welfare funds as a result of a change in regulations issued by the Ministry of Finance.

General and administrative expenses.    Our general and administrative expenses decreased by 33.7% to RMB 5.6 million in the year ended December 31, 2006 from RMB 8.5 million in the year ended December 31, 2005. The decrease was mainly because we made an allowance for doubtful accounts in the amount of RMB 1.2 million in the year ended December 31, 2005 as the result of one client’s default in making payment for our services, while our allowance for doubtful accounts in the year ended December 31, 2006 was nil. To a lesser extent, the decrease was due to the elimination of certain of our mandatory contributions to the staff bonus and welfare funds as a result of the regulatory change. In addition, the decrease in the service fees charged by Shenzhen He Hua Investment Consulting Co., Ltd. of RMB 0.7 million in 2006 relating to the consulting services it provided to us also contributed to the overall decrease in our general and administrative expenses in that year. See “Related Party Transactions—Transactions with Shenzhen He Hua.”

Operating Income

As a result of the foregoing, our operating income increased by 18.0% to RMB 195.8 million in the year ended December 31, 2006 from RMB 166.0 million in the year ended December 31, 2005. Our operating margin increased to 83.2% in the year ended December 31, 2006 from 77.6% in the year ended December 31, 2005.

Interest and Investment Income

Our interest and investment income increased by 158.0% to RMB 3.4 million in the year ended December 31, 2006 from RMB 1.3 million in the year ended December 31, 2005. The increase was primarily attributable to the interest income generated from our increased cash balance in 2006.

Other Expenses, Net

Our other expenses, net, increased to RMB 1.6 million in the year ended December 31, 2006 from RMB 0.2 million in the year ended December 31, 2005. The increase is primarily due to the increase of accrued interest on the balance of our unpaid tax liability.

Income Tax Expenses

Our income tax expenses increased by 14.3% to RMB 28.3 million in the year ended December 31, 2006 from RMB 24.7 million in the year ended December 31, 2005. The increase in our income tax expenses was primarily due to our increased income before tax.

Net Income

As a result of the foregoing, our net income increased by 19.0% to RMB 169.4 million in the year ended December 31, 2006 from RMB 142.4 million in the year ended December 31, 2005. Our net margin increased to 72.0% in the year ended December 31, 2006 from 66.6% in the year ended December 31, 2005.

Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the five quarters in the period ended March 31, 2008. You should read the following table in conjunction with our combined financial statements and related notes contained elsewhere in this prospectus. We have prepared the selected unaudited quarterly financial information on the same basis as our audited combined financial statements, and it includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results for any future quarters or for a full year.

	Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(In thousands of RMB)
Revenues:
Advertising agency services	86,880	48,859	32,422	34,476	130,366
Special events services	15,991	—	—	—	—
Production and sponsorship services	5,962	2,356	3,030	48,670	11,524

Total revenues	108,833	51,215	35,452	83,146	141,890
Less: Business tax	(8,870)	(4,254)	(2,999)	(6,987)	(7,574)

Total net revenues	99,963	46,961	32,453	76,159	134,316

Operating costs and expenses:
Cost of revenues	(11,535)	(2,382)	(9,024)	(7,207)	(52,935)
Sales and marketing expenses	(1,189)	(1,069)	(1,143)	(2,199)	(1,430)
General and administrative expenses	(2,347)	(1,992)	(2,015)	(2,151)	(3,576)

Total operating costs and expenses	(15,071)	(5,443)	(12,182)	(11,557)	(57,941)

Operating income	84,892	41,518	20,271	64,602	76,375
Interest and investment income	1,671	2,169	2,634	4,300	1,938
Other expense, net	(457)	(698)	(871)	(1,102)	(4)

Income before tax	86,106	42,989	22,034	67,800	78,309
Income tax expense	(4,222)	(2,108)	(1,094)	(3,195)	(12,934)

Net income	81,884	40,881	20,940	64,605	65,375

Our total revenues are typically higher in the first quarter than in other quarters of the year because a substantial portion of our revenues in the first quarter is attributable to the advertising revenues from the Chinese New Year Gala program, which occurs in January or February of each year, although the first quarter of each year is expected to be a slow season for the sale of the advertising time slots of the CCTV Channel 4 programs. The decrease in our revenues in the third and fourth quarter of 2007 was primarily due to the decrease in the total advertising time slots sold by us resulting primarily from the reduction of advertising spending by certain advertisers for the Television Guides program and our daytime advertising package during that period. The significant increase in our revenues in the first quarter of 2008 was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report RMB 28.8 million of revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008, for which we are committed to pay a fixed amount of media fees of RMB 163.2 million for 2008. As to the special events services, we generated revenues of RMB 16.0 million from special events services in the first quarter of 2007, because CCTV confirmed to us the amount of fees we were to receive from our special events services in connection with the 2006 FIFA World Cup in that quarter. However, we recognized nil revenues from special events services in the other quarters of 2007 or in the first quarter of 2008. Our revenues from production and sponsorship services were significantly higher in the fourth quarter of 2007 than in other quarters of the year, mainly due to revenues we recognized in that quarter from soliciting sponsorships for public service announcements broadcast on certain unsold time slots on CCTV. These unsold time slots were allocated to us and the announcements were broadcast throughout the year, but we only recognized the revenues in the fourth quarter when the sponsorship agreements with our clients were executed. Such advertising time slots may not be available to us in the future.

Our cost of revenues fluctuates from quarter to quarter, mainly due to the fluctuation in the number of commercial advertisements or public service announcements of which we complete production in each quarter. We completed production of a large number of public service announcements in the third quarter of 2007, resulting in a significant increase in our cost of revenues from the second quarter of 2007. In addition, an increase in the cost of revenues does not necessarily correspond to an increase in our revenues from production and sponsorship services because we may not always be able to find sponsors for the public service announcements at the time we complete the production of the announcements. The significant increase in our cost of revenues in the first quarter of 2008 was primarily attributable to the fact that, while we report revenues from all other programs on a net basis, we use the gross method to report revenues generated from the sale of the advertising time slots of the CCTV Channel 4 programs newly secured in 2008, for which we are committed to pay a fixed amount of media fees of RMB 163.2 million for 2008. We recorded such media fees as our cost of revenues in each quarter on a straight-line basis. Our cost of revenues is typically higher in the first quarter than in other quarters of each year because of the inclusion of the production costs in connection with the Chinese New Year Gala program in the first quarter.

We typically experience higher sales and marketing expenses in the fourth quarter of each year because we organize and participate in an annual advertising resources fair in November to promote our media resources and advertising services.

The significant increase in income tax expense in the first quarter of 2008 was primarily due to the implementation of the new EIT law, which resulted in an increase in our effective tax rate and the recording of 10% withholding tax on part of the earnings from UIAL in the first quarter of 2008.

Other factors that may cause our quarterly operating results to fluctuate include changes in general economic conditions in China, overall advertising spending of advertisers, the availability and pricing of advertising time slots and the impact of unforeseen events, which are discussed elsewhere in this prospectus.

Liquidity and Capital Resources

Our ongoing cash requirements include payments of our employees’ salaries and benefits, office rentals and other operating expenses. Our anticipated cash needs also include costs associated with the expansion of our business and our sales force and our working capital requirements. We may also require cash to fund future acquisitions. We view the selective acquisition of complementary businesses and assets as an important part of our growth strategies and carefully evaluate opportunities to implement this strategy.

We are a holding company, and conduct substantially all of our business through Universal, our PRC operating subsidiary. We rely on dividends paid by Universal for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in the PRC is subject to limitations. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our operating subsidiary in the PRC is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. As of March 31, 2008, a total of RMB 68.5 million (US$9.8 million), including RMB 50.0 million (US$7.2 million) of registered capital and RMB 18.5 million (US$2.6 million) of statutory reserves, was not available for distribution to us in the form of dividends due to these PRC regulations.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended December 31,				Three Months Ended March 31,
	2005	2006	2007		2007	2008
	(RMB)	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
					(unaudited)	(unaudited)
			(In thousands)
Net cash provided by operating activities	213,938	357,233	454,107	64,762	175,363	261,814	37,338
Net cash used in investing activities	(3,199)	(9,134)	(278,394)	(39,703)	(9)	(218,895)	(31,217)
Net cash used in financing activities	(119,519)	(210,071)	(547,453)	(78,074)	—	(17,726)	(2,528)
Effect of foreign currency exchange	(2,053)	(1,157)	(913)	(130)	(1)	—	—
Cash and cash equivalents at beginning of year	284,877	374,044	510,915	72,863	510,915	138,262	19,718
Cash and cash equivalents at end of year	374,044	510,915	138,262	19,718	686,268	163,455	23,311
Net increase (decrease) in cash and cash equivalents	89,167	136,871	(372,653)	(53,145)	175,353	25,193	3,593

Liquidity

Cash flow from operating activities

Our cash provided by operating activities primarily consists of net income, as adjusted by depreciation expenses, investment income and changes in assets and liabilities, which include accounts receivable, prepaid expenses and other current assets, other non-current assets, accounts payable, customer advances, accrued expenses, other current liabilities and taxes payable.

Our accounts payable decreased to RMB 118.5 million (US$16.9 million) as of December 31, 2007 from RMB 294.8 million as of December 31, 2006, primarily due to the fact that, as part of our reorganization in 2007, Mass Media retained a substantial portion of the liabilities owed to CCTV and the amount of cash needed to settle those and other liabilities. See “Related Party Transactions—Asset Transfer Agreement between Mass Media and Universal”. Our accounts payable increased significantly to RMB 294.8 million as of December 31, 2006 from RMB 42.8 million as of December 31, 2005, primarily as a result of CCTV’s delay in its settlement with us of payments for the advertising revenues generated from our agency services in the respective periods.

Customer advances represent prepayments received from advertising clients for our service fees or media costs to be paid to the media suppliers. These advances are usually paid one week to one month prior to our delivery of services and are refundable to the clients if the services are not rendered. Our customer advances increased to RMB 99.9 million (US$14.2 million) as of December 31, 2007 from RMB 49.3 million as of December 31, 2006, primarily due to the increased client prepayments as a result of the sales relating to our newly added Channels 2 and 4 programs in 2008 through our contracts with Guang Er Gao Zhi FTP. Our customer advances decreased to RMB 49.3 million as of December 31, 2006 from RMB 138.9 million as of December 31, 2005, primarily due to the timing of the prepayments made by our advertising clients for the Chinese New Year Gala program, who typically pay for our services several weeks in advance of the Chinese New Year in exchange for a discount. The Chinese New Year is in January or February of each year and if it is in

February, as was the case in 2007, our clients’ prepayments will be reflected in January instead of in December of the previous year.

Prepaid expenses and other current assets mainly include the deposits we made to CCTV in order to secure our exclusive rights to sell the advertising time slots and deferred business tax and related surcharges.

Our cash provided by operating activities in the three months ended March 31, 2008 was RMB 261.8 million (US$37.3 million), which was derived from net income of RMB 65.4 million (US$9.3 million), as adjusted primarily by an increase in accounts payable of RMB 224.7 million (US$32.0 million) resulting from our increased unpaid advertising fees to CCTV, a decrease in customer advances of RMB 64.9 million (US$9.3 million) resulting mainly from the completion of our sales of advertising time slots for the 2008 Chinese New Year Gala program, an increase in amount due to related parties of RMB 49.8 million (US$7.1 million) resulting mainly from our transactions with Guang Er Gao Zhi FTP regarding the newly added television programs, an increase in accounts receivable of RMB 20.8 million (US$3.0 million) resulting from our increased uncollected fees from a small number of advertising clients, and an increase in taxes payable of RMB 8.4 million (US$1.2 million) resulting from our increased sales and our higher effective tax rate in 2008.

Our cash provided by operating activities in the year ended December 31, 2007 was RMB 454.1 million (US$64.8 million), which was derived from net income of RMB 208.3 million (US$29.7 million), as adjusted primarily by an increase in accounts payable of RMB 191.9 million (US$27.4 million), an increase in customer advances of RMB 52.5 million (US$7.5 million), and an increase in taxes payable of RMB 8.4 million (US$1.2 million).

Our cash provided by operating activities in the year ended December 31, 2006 was RMB 357.2 million, consisting primarily of net income of RMB 169.4 million, as adjusted by an increase in accounts payable of RMB 252.0 million, a decrease in customer advances of RMB 89.6 million, and an increase in taxes payable of RMB 12.0 million.

Our cash provided by operating activities in the year ended December 31, 2005 was RMB 213.9 million, mainly consisting of net income of RMB 142.4 million, as adjusted by an increase in customer advances of RMB 51.1 million, a decrease in prepaid expenses and other current assets of RMB 17.1 million, an increase in taxes payable of RMB 14.8 million, and an increase in accrued expenses and other current liabilities of RMB 14.0 million, mainly relating to our contribution to the staff bonus and welfare fund.

Cash flow from investing activities

In the three months ended March 31, 2008, our net cash used in investing activities was RMB 218.9 million (US$31.2 million). We used RMB 235.0 million (US$33.5 million) in purchasing various investment products offered by the Industrial and Commercial Bank of China and received RMB 1.1 million (US$0.2 million) of proceeds from investment income. We purchased investment products to derive a higher return on our cash balance than we had previously earned from bank deposits. Most of such investment products are short-term funds offered by domestic banks that in turn invest in government bonds, central bank bills, corporate bonds or commercial paper. The principal amount of our investment in this period was guaranteed by the Industrial and Commercial Bank of China. We also received RMB 15.0 million (US$2.1 million) of proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family, which we repaid to the shareholder’s immediate family. See “Related Party Transactions—Transactions with Mr. Zhiyi Wang.”

In the year ended December 31, 2007, our net cash used in investing activities was RMB 278.4 million (US$39.7 million), including RMB 280.0 million (US$39.9 million) used in purchasing investment products provided by domestic banks, which was offset by RMB 1.9 million of proceeds from investment income. Among the RMB 280.0 million used in purchasing investment products, we invested RMB 220.0 million in a short-term fund managed by the Industrial and Commercial Bank of China, which has guaranteed the principal amount of our investment.

In the year ended December 31, 2006, we used cash in the amount of RMB 9.1 million in investing activities, which consisted of RMB 2.0 million used in purchasing short-term time deposits, RMB 1.1 million in connection with the purchase of office supplies and vehicles and RMB 6.0 million used for long-term investment. Our cash used in investing activities was RMB 3.2 million in the year ended December 31, 2005 and was mainly in connection with the purchase of property and equipment.

Cash flow from financing activities

Our cash provided by and/or used in financing activities primarily consists of the capital injected by our shareholders and the dividends we declared and distributed to our shareholders. In the three months ended March 31, 2008, we used RMB 17.7 million (US$2.5 million) for financing activities, mainly consisting of the repayment of RMB 15.0 million (US$2.1 million) of the proceeds from disposing of the long-term investments that we had held on behalf of UIAL’s shareholder and his immediate family to such shareholder’s immediate family. In the year ended December 31, 2007, we declared and paid dividends of RMB 177.4 million (US$25.3 million) and, in connection with our reorganization in 2007, Mass Media also retained RMB 370.8 million (US$52.9 million) in cash to settle the liabilities it owed to CCTV and other liabilities. In the years ended December 31, 2006 and 2005, we also declared and paid dividends to our shareholders in the amounts of RMB 174.3 million and RMB 121.5 million, respectively. In addition, in the year ended December 31, 2006, we received a capital injection from our shareholders in the amount of RMB 50.1 million.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2008:

	Contractual Obligations
	Total	2008	2009	2010	2011	2012	2013 and thereafter
	(In thousands)
Operating leasing commitments	36,594	2,815	3,753	3,753	3,753	3,753	18,767
Payment under equity transfer agreement	15,000	15,000	—	—	—	—	—
Operating guaranteed minimum payment contracts	122,623	122,623	—	—	—	—	—

Total	174,217	140,438	3,753	3,753	3,753	3,753	18,767

We expect to continue to enter into contracts in the future for advertising time slots during the Chinese New Year Gala program and during programs on CCTV Channel 4, for which CCTV typically requires the payment of a fixed amount of advertising revenues. For the First News program on CCTV Channel 2, we have a guaranteed minimum payment of RMB 141,120 per day for each day the First News program is broadcast. The broadcast schedule for the First News program on CCTV Channel 2 for 2008 has not been fixed. In addition, under an equity transfer agreement, UIAL agreed to purchase the 30% equity interest in Universal from Shenzhen Guang Er Gao Zhi for RMB 15.0 million in January 2008. Such payment will be made when the equity transfer is approved by the relevant government authorities. Moreover, in June 2008, we entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which we are committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of our contract. The media fees for the remaining term will be determined by CCTV and us in the future.

Capital Resources

Historically, we have financed our operations primarily through cash flows from operations and have not relied on any other sources to finance our operations. We intend to explore other ways to finance our operations in the future, including short-term or long-term credit facilities and offerings of debt or equity securities.

Capital Expenditures

Our capital expenditures, consisting of purchase of property and equipment, were RMB 3.2 million, RMB 1.1 million and RMB 0.3 million (US$0.04 million) for the years ended December 31, 2005, 2006 and 2007, respectively, and RMB 0.1 million for the three months ended March 31, 2008. We expect to incur capital expenditures of up to approximately RMB 50 million (US$7.1 million) in 2008, which will be used primarily to purchase the office premises that we currently lease in Beijing, upgrade our information systems and purchase additional equipment to expand our business operations. We believe the increased level of our planned capital expenditures in 2008 will not have any material impact on our future results of operations or financial condition since they will be funded entirely from the proceeds of this offering.

We believe that our current cash and cash equivalents, anticipated cash flow from operations and the proceeds from this offering will be sufficient to meet our expected cash requirements, including for working capital and capital expenditure purposes, for at least 12 months following this offering. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, after this offering, we will become a public company and will incur a significantly higher level of legal, accounting and other expenses than we did as a private company and we may need to obtain additional capital resources to cover these costs. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Off-balance Sheet Commitments and Arrangements

As of March 31, 2008, we did not have any off-balance sheet commitments or arrangements. We do not anticipate entering into any such commitments or arrangements in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest income generated by excess cash, which is mostly held in interest-bearing bank deposits or investment products provided by domestic banks. We have not used derivative financial instruments in our investment portfolio. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions. Since July 2005, the Renminbi has no longer been pegged to the U.S. dollar. Although currently the Renminbi exchange rate versus the U.S. dollar is restricted to a rise or fall of no more than 0.3% per day and the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future PRC authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.

Because substantially all of our earnings and cash assets are denominated in Renminbi and the net proceeds from this offering will be denominated in U.S. dollars, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of these proceeds and our balance sheet and earnings per share in U.S. dollars following this offering. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue after this offering that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.

We do not believe that we currently have any significant foreign currency exchange risk and we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Inflation

In recent years, China has not experienced significant inflation, and therefore inflation has not had a significant effect on our business. According to the National Bureau of Statistics of China, the change in the Consumer Price Index in China was 1.8%, 1.5% and 4.8% in 2005, 2006 and 2007, respectively. Based on the upward change of the Consumer Price Index in late 2007, the PRC government announced measures to restrict bank lending and investment in China in order to reduce inflationary pressures on China’s economy. Such measures adopted by the PRC government may not be successful in reducing or slowing the rate of inflation in China, and sustained or increased inflation in China in the future may adversely affect our business and financial results.

Recent Accounting Pronouncements

In September 2006, the Financial Standards Accounting Board, or the FASB, issued the Statement of Financial Accounting Standards No. 157, or SFAS No. 157, “Fair Value Measurements,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating whether the adoption of SFAS No. 157 will have a significant effect on our combined financial position, results of operations or cash flows.

In February 2007, the FASB issued the Statement of Financial Accounting Standards No. 159, or SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.” SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires us to provide additional information that will help investors and other users of financial statements to more easily understand the effect of our choice to use fair value on our earnings. It also requires us to display the fair value of those assets and liabilities for which we have chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of our first fiscal year beginning after November 15, 2007. We are currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on our combined results of operations and financial position.

In December 2007, the FASB issued the Statement of Financial Accounting Standards No. 141 (revised 2007), Business Combinations, or SFAS No. 141(R). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating whether the adoption of SFAS No. 141(R) will have a significant effect on our combined results of operations and financial position in fiscal year 2009.

In December 2007, the FASB issued the Statement of Financial Accounting Standards No. 160 (revised 2007), Noncontrolling Interests in Consolidated Financial Statements, or SAFS No. 160. SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. We are currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on our combined results of operations and financial position in fiscal year 2009.

OUR INDUSTRY

China Advertising Market Overview

Driven by rapid economic growth and favorable consumer spending trends, China’s advertising market has become one of the largest and fastest growing advertising markets in the world.

•

Second largest market in Asia.    Total advertising expenditure in China was US$15.0 billion in 2007 according to ZenithOptimedia, making it the second largest advertising market in Asia after Japan, and the fifth largest in the world.

•

Fastest growing market among top advertising countries.    According to ZenithOptimedia, China’s advertising market is expected to reach US$24.3 billion by 2010, representing a 5-year compound annual growth rate, or CAGR, of 18.0% from 2005, significantly higher than CAGRs of 3.1% in the United States, 1.5% in Japan, or 5.1% in the United Kingdom.

The following table highlights historical and estimated advertising spending and 5-year CAGRs of the ten countries with the highest advertising spending in the world as of 2007:

Top Ten Countries by Advertising Spending Globally (US$ million)

	2003	2004	2005	2006	2007	2008E	2009E	2010E	5-Year CAGR
1 USA	152,282	161,487	166,235	174,838	179,251	185,848	189,818	194,063	3.1%
2 Japan	36,107	37,511	40,803	41,255	41,528	42,121	43,079	43,875	1.5%
3 UK	19,227	21,011	21,681	22,033	23,320	24,597	26,100	27,861	5.1%
4 Germany	20,044	20,304	20,546	21,364	21,676	21,756	22,180	22,678	2.0%
5 China	8,114	9,063	10,586	12,694	15,023	18,867	21,186	24,266	18.0%
6 France	11,102	11,679	12,656	13,111	12,881	13,026	13,235	13,486	1.3%
7 Italy	9,818	10,515	10,768	10,887	11,227	11,563	11,930	12,319	2.7%
8 Spain	6,859	7,580	8,280	8,961	9,847	10,508	11,252	11,781	7.3%
9 Brazil	3,680	4,653	6,496	7,756	9,703	11,567	12,918	14,223	17.0%
10 South Korea	8,038	8,055	8,397	9,031	9,701	10,514	10,876	11,796	7.0%

Worldwide	355,976	382,426	405,943	435,036	462,495	492,272	519,949	550,400	6.3%

Source:	Advertising Expenditure Forecasts (March 2008), ZenithOptimedia

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Advertising growth potential driven by favorable consumer spending trends.    Driving this growth in advertising spending are China’s rapid economic expansion, growing interest from advertisers in tapping China’s huge consumer base, and China’s still relatively low levels of advertising spending per capita and as a percentage of GDP. With increasing levels of disposable income and consumer spending, China’s consumers are an increasingly attractive target for advertisers. According to the National Statistics Bureau, household consumption grew by a 5-year CAGR of 10.2% to reach RMB 8.0 trillion (US$1.1 trillion) in 2006. However, China’s advertising spending per capita and as a percentage of GDP remain low relative to other countries, suggesting that there is significant growth potential as the consumer market develops and companies compete through advertising to attract consumer spending.

2007 Advertising Spending Per Capita (US$) and as Percentage of GDP among Selected Countries and Regions

	Advertising spending in 2007
	Per capita (US$)	% of GDP
China	9.6	0.48
Hong Kong	400.6	1.51
South Korea	188.0	1.02
Taiwan	69.0	0.44
Japan	322.4	0.94
Asia excluding Japan (weighted average)	12.9	0.68
United States	377.3	1.33
United Kingdom	364.1	0.92

Source:	Advertising Expenditure Forecasts (March 2008), ZenithOptimedia

China Television Advertising Market Overview

China’s television advertising market has developed significantly over the last decade and has the following characteristics:

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Largest television population in the world.    According to the National Statistics Bureau, China has the largest number of television viewers in the world, with a national television coverage of 96.2% or a potential audience of approximately 1.26 billion individuals at the end of 2006, covered by 296 television stations. Television channels have increased considerably in recent years, from 932 in 1995 to 2,983 in 2006, and the number of hours of television programming increased from 383,513 in 1995 to 2,618,034 in 2006. This coverage makes China the largest television market in the world.

•

Television garners the lion’s share of advertising spending.    China’s major advertising spending categories consist of television, print, radio, and internet, with television having the widest coverage and the greatest impact. According to ZenithOptimedia, in 2007, television advertising garnered US$5.9 billion and 39.3% of total advertising spending in China. As the most effective platform to reach the broadest coverage for advertisers, television has largely been able to maintain its share of advertising spending over the last five years despite the rapid growth of Internet and outdoor advertising.

•

Maintaining double-digit growth.    With China’s single-digit Internet penetration and television’s unrivaled national reach, television advertising is expected to sustain its double-digit growth over the next few years. According to ZenithOptimedia, China’s television advertising spending is projected to reach US$8.7 billion in 2010, representing a CAGR of 13.8% from 2007 to 2010.

Total Television Advertising Spending Growth (2007-2010E)

CAGR%
China	13.8%
Asia excluding Japan	11.2%
Hong Kong	8.2%
South Korea	4.9%
United States	1.5%
United Kingdom	1.2%
Japan	-0.4%
Taiwan	-4.0%

Source:	Advertising Expenditure Forecasts (March 2008), ZenithOptimedia

•

Considerable government spending on public service advertising.    Each television channel in China is required to air public service announcements for at least 3% of the aggregate advertising time under relevant PRC regulations. Public service announcements are a feature of China’s television advertising market. Corporate advertisers would like to be associated with such public service announcements to create brand awareness and establish goodwill among viewers. Therefore, most television channels offer designated time slots for public service announcements and corporate sponsors pay fees for their company names to be displayed at the end of such public service announcements. Examples of public service announcements include health awareness warnings, sanitation reminders and government promotions for the 2008 Beijing Olympic Games.

The following table shows China’s advertising spending by categories in US$ million amounts and percentage of total advertising spending from 2005 to 2010:

	2005	2006	2007	2008E	2009E	2010E	5-Year CAGR
TV	4,456	5,067	5,903	7,467	8,064	8,709	14.3%
% share	42.1%	39.9%	39.3%	39.6%	38.1%	35.9%
Print(1)	3,523	4,223	4,916	5,814	6,092	7,006	14.7%
% share	33.3%	33.3%	32.7%	30.8%	28.8%	28.9%
Radio	487	717	836	1,024	1,127	1,228	20.3%
% share	4.6%	5.6%	5.6%	5.4%	5.3%	5.1%
Outdoor	1,579	1,803	2,101	2,555	3,194	3,673	18.4%
% share	14.9%	14.2%	14.0%	13.5%	15.1%	15.1%
Internet	541	884	1,268	2,007	2,709	3,650	46.5%
% share	5.1%	7.0%	8.4%	10.6%	12.8%	15.0%

Total	10,586	12,694	15,023	18,867	21,186	24,266	18.0%

(1)	Print includes newspapers and magazines.

Source:	Advertising Expenditure Forecasts (March 2008), ZenithOptimedia

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CCTV continues to dominate the television market.    Despite the large number of television stations in China today, there are only a limited number of television networks that provide national coverage, among which CCTV, the national broadcasting network owned by China’s central government, still provides the most comprehensive national coverage for advertisers. For this and other reasons, it continues to be the most sought-after platform for television advertisers. CCTV’s status in China’s television market has the following characteristics:

•

Far reaching coverage.    CCTV’s programs covered 1.2 billion viewers in 2006, representing a nationwide penetration of 95.9% according to the 2007 China Radio & TV Yearbook. The network had approximately 670 million daily viewers in 2006. In addition, 12 out of the 20 national channels with the highest coverage in 2006 belong to CCTV, with its Channels 1 and 2 being the most widely broadcast television channels in China.

2006 Top 20 National Television Channels by Coverage in China

Rank	Channel	Penetration (%)(1)	Rank	Channel	Penetration (%)(1)
1	CCTV-1	95.7	11	Anhui Satellite TV	73.1
2	CCTV-2	84.3	12	CCTV Children’s Channel	72.6
3	CCTV-5	82.5	13	Zhejiang Satellite TV	72.0
4	CCTV-6	82.4	14	Hunan Satellite TV	69.0
5	CCTV-3	81.8	15	CCTV-11	68.3
6	CCTV-8	81.6	16	Guangdong Satellite TV	67.5
7	CCTV-4	80.2	17	CCTV-10	67.1
8	CCTV-7	79.4	18	Dragon Satellite TV	66.4
9	CCTV News	76.5	19	Sichuan Satellite TV	62.1
10	Shandong Satellite TV	74.2	20	Jiangsu Satellite TV	60.5

(1)	Penetration rate refers to the total non-overlapping audience compared as a percentage of the entire television viewing population in a defined area.

Source:	2007 China Radio & TV Yearbook

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Increasing audience and leading audience share.    In 2006, viewers increased their average time spent watching CCTV programs by two minutes per day to reach 54 minutes per day, according to the 2007 China Radio & TV Yearbook. This increase occurred at the same time that the overall time spent watching television each day dropped by one minute to 153 minutes. According to the 2007 China Radio & TV Yearbook, in 2006, CCTV also achieved an increase in total audience share for the sixth year in a row to reach 35.1%, which represents an improvement of 1.0% from 2005. Furthermore, CCTV commanded an audience share of more than 30% for 362 days during 2006, as compared to 322 days, 153 days and 128 days in 2005, 2004 and 2003, respectively. In 2006, eight out of the ten highest rated television channels by audience share belonged to the CCTV network.

2006 Top 10 National Television Channels by Audience Share in China

Rank	Channel	Audience Share (%)(1)
1	CCTV-1	18.3
2	CCTV-8	7.4
3	CCTV-3	7.0
4	CCTV 5	6.8
5	CCTV-6	6.3
6	Hunan Satellite TV	5.6
7	CCTV-2	3.5
8	CCTV Children’s Channel	3.1
9	CCTV-4	3.0
10	Anhui Satellite TV	2.9

(1)	Audience share refers to the audience rating during a specific time period for a particular channel as a percentage of the audience rating of all channels during the same time period.

Source:	2007 China TV Rating Yearbook

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Limited choices for national coverage.    CCTV has 17 channels that can be viewed nationwide. Although there is one nationally broadcast satellite channel in each province, none of these channels reaches CCTV’s level of coverage or has a wide selection of highly rated programs. CCTV had a larger audience share in 2006 than all of the provincial satellite channels combined, according to the 2007 China TV Rating Yearbook.

2006 Television Audience Share: CCTV vs. Other Television Networks

Source:	2007 China TV Rating Yearbook

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Dominance in television advertising revenues.    According to the 2007 China Radio & TV Yearbook, CCTV received approximately RMB 9.3 billion (US$1.3 billion) in total advertising revenues in 2006, an increase of 8.1% from RMB8.6 billion (US$1.2 billion) in 2005. This represents approximately 20.5% of China’s total television advertising revenues in both years, according to the 2007 China Radio & TV Yearbook. At CCTV’s annual Prime Time Advertising Resources Fair held in November 2007, CCTV received contractual commitments for 2008 prime time advertising time slots of approximately RMB 8.0 billion (US$1.1 billion), representing an 18.1% increase over 2007.

•

Increasing focus on quality of content.    In recent years, both provincial satellite and non-satellite stations have been gearing up for competition, investing in expensive programming such as television dramas to attract audience. Despite its still dominant position, the recent improvement in programming choices has propelled CCTV to become more focused on the quality and diversity of its content. For example, CCTV has implemented a policy to weed out programs with poor ratings. Furthermore, CCTV increased its focus on drama series during 2006, which resulted in the time spent by CCTV viewers watching drama series as a percentage of the total time spent watching CCTV programs exceeding 30% for the first time, according to the 2007 China Radio & TV Yearbook.

China Advertising Agency Market Overview

China’s advertising agency market has the following characteristics:

•

Highly fragmented with a limited number of full service advertising agencies.    Unlike overseas markets, China’s advertising agency market is not dominated by large, global full-service advertising agencies. Having only recently been opened up to foreign competition, the advertising agency industry in China is still highly fragmented, with a large number of small, independent domestic agencies mainly focusing on resales of advertising time slots without significant value added to advertisers. In 2006, there were 99,368 advertising companies in China, representing an increase of 17.9% from 2005, according to the China Advertising Industry Development Report. The majority of these companies act as sellers of advertising time slots for television networks that have limited commercial capabilities to conduct the sales themselves.

•	Strong growth trends. According to Datamonitor, the China advertising agency market generated total revenues of US$3.6 billion in 2006, representing a four-year CAGR of 24.2% since 2002.

China Advertising Agency Market Revenue Growth (US$ billion)

Source: Datamonitor (January 2007)

•

International agencies acting as partners, rather than as direct competitors.     International agencies typically represent multinational companies for their media purchase in China. However, they do not have the same level of access to the best television advertising time slots as do the local agencies. On the other hand, local advertising agencies normally act as representatives for local media outlets. Therefore, major international agencies often purchase advertising resources from local advertising agencies. There is an increasing demand for local agencies that can provide access to premium television advertising time slots while providing world-class, creative capabilities tailored for local markets.

•

Emergence of strong domestic brands driving the need for more sophisticated advertising service providers.    Domestic brands have grown over the years and are becoming increasingly competitive among themselves, as well as against multinational brands that are targeting the Chinese consumer markets. As a result, domestic enterprises are making investments in branding and public relations as part of their overall competitive strategies, driving the increasing demand for sophisticated advertising services.

OUR BUSINESS

Overview

We believe we are a leading independent television advertising company in China. We provide a full range of integrated television advertising services, including advertising agency services, special events services to CCTV, and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that are tailored to advertisers’ needs differentiate us from most other television advertising companies operating in China. For our advertising agency services, we obtain advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procure advertisers to place advertisements during such time slots. We also assist CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For our production and sponsorship services, we design, produce and package content for public service announcements or commercial advertisements. In addition, we solicit sponsors for the public service announcements we produce and arrange for such announcements, as well as announcements supplied by certain of our clients, to be broadcast on CCTV.

We believe we are one of the leading independent advertising companies that have obtained a large volume of high quality advertising time slots from CCTV. We have developed a good relationship and reputation with CCTV primarily as a result of our extensive experience in media planning and packaging and the substantial advertising revenues generated from our effective sales efforts. We secured advertising rights to an average of 37 minutes per day in 2005 and 2006, and 35 minutes per day in 2007, for regular daily programs on CCTV Channels 1 and 2. For 2008, we have obtained advertising rights to a number of high quality daily television programs either directly from CCTV or through our agreements with Beijing Guang Er Gao Zhi Film and Television Production Company Ltd., or Guang Er Gao Zhi FTP, an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. These programs offer a total of approximately 104 minutes of advertising time per weekday and approximately 78 minutes per day during the weekends, on CCTV Channels 1, 2 and 4. In addition to our regular daily television programs, since 2004 we have secured exclusive advertising rights to substantially all of the time slots during the annual Chinese New Year Gala program, which is watched by almost 40% of all television viewers in China every year. In December 2007, we also entered into an agreement to assist CCTV in the sales and marketing of advertising time slots in connection with all major sporting events broadcast on CCTV Channels 1 and 2 in 2008, including the 2008 Beijing Olympic Games. In July 2008, we secured the exclusive advertising rights to CCTV’s Spanish and French Channels, which are broadcast 24 hours a day to 36 countries around the world.

Our clients include both advertising agencies as well as corporations or other entities seeking to advertise their own products or services. In 2007, we provided advertising agency services to over 100 non-agency advertisers that purchased advertising time slots to advertise their products or services, either directly from us or indirectly through other advertising agencies. These non-agency advertisers include large and well-recognized companies in China such as China Mobile Communications Corporation, Lenovo Mobile Communications Technology Co., Ltd., Yunnan Panlongyunhai Pharmaceutical Group Co., Ltd., Shanghai Metersbonwe Group Co., Ltd. and China Unicom Limited, most of which purchased time slots from us through their advertising agencies. None of these advertisers individually accounted for more than 10% of our total revenues in 2007.

We are also a leading producer of public service announcements and commercial television advertisements in China. We produce public service announcements and commercial advertisements for government agencies and corporations such as the Ministry of Health, China National Petroleum Corporation and New China Life Insurance Co., Ltd. We have been working with CCTV and the Beijing Olympics Organizing Committee since October 2006 to produce a series of public service announcements relating to the 2008 Beijing Olympic Games, which have been highly regarded since their release. Our production team has designed and produced approximately 200 public service announcements and other television advertisements, and gained extensive experience in content creation and production.

Our achievements have been widely recognized by CCTV, industry organizations and government agencies. We have received numerous awards from the China Advertising Association as well as national and local governmental authorities, including the State Administration of Industry and Commerce, or SAIC, the State Administration of Radio, Film and Television, and the State Administration of Press and Publication. Our recent awards include:

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One of the “Best Ten Advertising Agencies of the Year” named by CCTV for 2004, 2005 and 2006. Each year, CCTV independently reviews and selects the winners for this award from among the approximately 1,000 advertising companies in China that have worked with CCTV during the year. No application fee is charged for competing for the award.

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“Golden Hawk Award for Best Public Service Announcement” in 2006 for our public service announcement regarding the prevention of AIDS. The Golden Hawk Award is one of the most highly regarded awards in the television industry in China. Every two years, approximately 2,000 members of the Chinese Television Artists Association and a large number of television viewers cast ballots to select winners in more than 70 categories from all of the television programs that are shown during the two-year period and submitted for competition. Six awards are granted in the category of television advertisement, chosen from more than 400 contestants, and no application fee is charged for competing for the awards.

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“China Advertisement Great Wall Silver Award” issued by the China Advertising Association for our commercial television advertisement for the promotion of the 2006 FIFA World Cup. The Great Wall Award is one of the most prestigious awards in advertisement production in China. Each year, a committee of experts organized by the China Advertising Association selects fewer than 100 award winners in the categories of television, print, radio and outdoor advertising from approximately 4,000 advertisements submitted for competition. An application fee of RMB 400 is charged per advertisement submitted to the competition.

Our net revenues increased by 10.0% from RMB 213.8 million in 2005 to RMB 235.2 million in 2006, and further increased by 8.6% to RMB 255.5 million (US$36.4 million) in 2007. Our net revenues in the three months ended March 31, 2008 were RMB 134.3 million (US$19.2 million), an increase of 34.4% from RMB 100.0 million in the same period in 2007. Our net income increased by 19.0% from RMB 142.4 million in 2005 to RMB 169.4 million in 2006, and further increased by 23.0% to RMB 208.3 million (US$29.7 million) in 2007. Our net income in the three months ended March 31, 2008 was RMB 65.4 million (US$9.3 million), a decrease of 20.2% from RMB 81.9 million in the same period in 2007.

Our Strengths

We believe our position as a leading independent television advertising company in China is primarily attributable to the following competitive strengths:

Extensive Experience and Proven Capabilities in Television Media Planning, Packaging and Sales

We believe we are one of the most experienced television advertising companies in China, with a proven track record of effectively packaging and marketing television media resources. Our capabilities are demonstrated by our successful execution of many prominent and complex advertising events on behalf of CCTV, China’s largest national television network. For example, since 2004, we have acted as the exclusive advertising agent for the sales of substantially all of the advertising time slots during CCTV’s annual Chinese New Year Gala program, or the Gala, which is the most watched television program in China and is considered by domestic and international advertisers as one of the most valuable vehicles in reaching consumers across China. We work closely with the Gala production team and carefully design, plan and organize our sales and marketing activities during the making of the program, which lasts longer than six months each year, in order to ensure the advertisements we procure are well integrated with the various segments of the Gala and at the same time achieve maximum advertising impact for the advertisers. We believe our reappointment each year as the exclusive agent for such an important advertising event is a strong indication of our market leadership in China’s television advertising industry.

Our capabilities are also demonstrated by our success in turning CCTV’s less popular advertising time slots into profitable advertising resources through strategic packaging of media resources and targeted sales and marketing. Based on our market analysis, we bundle various segments of advertising time slots during certain of CCTV’s daytime programs, which would otherwise be less desirable on a stand-alone basis. We market and sell such time slots as a package with higher cumulative ratings and more frequent broadcasts at lower prices, and therefore create effective and cost-efficient solutions for our targeted advertising clients. Our daytime advertising package has become one of our most successful advertising offerings and has generated significant revenues for both CCTV and us.

We believe our expertise in television media planning, packaging and sales provides us with a competitive advantage over other competing advertising companies in China. Our ability to execute complex advertising events, to optimize media resources through skillful planning and packaging, and to bring cost-effective solutions to our advertising clients allows us to create significant value for both media resource suppliers and advertisers.

Integrated Advertising Services with a Proven Track Record in Advertisement and Public Service Announcement Production

We have distinguished ourselves from other advertising agencies in China through an integrated advertising service platform that encompasses media planning, packaging, purchasing, media sales and creative content production. We assist our clients in analyzing media resources, fine-tuning marketing objectives, and identifying branding and delivery strategies that suit the clients’ specific needs. Our creative production team is able to assist our clients in designing, producing and editing advertisements so as to best meet their objectives. Finally, we provide distribution channels on a national scale to implement our clients’ marketing and branding campaigns through our exclusive access to certain highly rated CCTV programs complemented by our procurement of additional media resources. We also monitor, assess and evaluate the advertisements.

We have built a team of professionals who are specialized and experienced in creative content production, including 3D animation. We have accumulated extensive experience in this area through the production of hundreds of public service announcements and numerous commercial television advertisements. Many of our public service announcements, such as those regarding the prevention of AIDS as well as those relating to the 2008 Beijing Olympic Games, are widely broadcast and highly regarded across China, both on CCTV and regional television networks. Our company’s creativity in the production of public service announcements, particularly for the production of “Guang Er Gao Zhi,” has been well recognized in the television advertising industry in China. “Guang Er Gao Zhi,” meaning “to spread the message far and wide,” is a daily one-minute public service announcement program that is produced by us and broadcast on CCTV Channels 1 and 2. Mr. Shengcheng Wang was the chief producer of the “Guang Er Gao Zhi” program for more than ten years. We believe the showcasing of our production capabilities through CCTV’s nationwide broadcast of this program has contributed significantly to enhancing our reputation and our name recognition across China.

Ability to Obtain High Quality Advertising Time Slots on CCTV

Named as one of CCTV’s “Best Ten Advertising Agencies of the Year” for each of 2004, 2005 and 2006, we have established ourselves as one of the most important advertising partners of CCTV. The CCTV network is China’s largest national television broadcasting network, dominating the Chinese television landscape in terms of both audience penetration and ratings. CCTV also generates the largest advertising revenues among all television networks in China. In 2006, CCTV’s total advertising revenues were approximately RMB 9.3 billion (US$1.3 billion), accounting for approximately 20% of China’s total television advertising revenues. A significant portion of these advertising revenues were derived from the sale of advertising time slots on CCTV Channels 1 and 2. Since our establishment, we have signed and renewed contracts with CCTV that grant us advertising rights to several highly rated television programs on CCTV, due mainly to our extensive experience in media planning, packaging, sales and brand management and to our ability to attract and retain high-quality advertisers that contribute significant advertising revenues to CCTV.

We secured advertising rights to an average of 37 minutes per day in 2005 and 2006, and 35 minutes per day in 2007, during regular daily programs on CCTV Channels 1 and 2. For 2008, we have secured advertising rights to approximately 104 minutes per weekday, and approximately 78 minutes per day during the weekends, on CCTV Channels 1, 2 and 4 during a variety of daily television programs ranging from children’s programs to entertainment shows and from daily news programs to drama series. Since 2004, we have had the exclusive advertising rights to substantially all of the advertising time slots during the annual Chinese New Year Gala program, the most popular television program in China, broadcast nationwide and to certain overseas regions exclusively by CCTV. Watched by approximately 40% of the television viewers in China each year, the Gala has become an integral part of the Chinese New Year celebration for many Chinese people. In addition, we have been successful in acquiring contractual rights to assist CCTV in selling advertising time slots during major sporting events broadcast on CCTV Channels 1 and 2, such as the upcoming 2008 Beijing Olympic Games.

Our exclusive and high quality advertising resources on CCTV’s nationwide distribution platform are attractive to advertisers of different industries that wish to launch advertisements or marketing campaigns across China to reach different consumer demographics. With our prime time advertising time slots as well as our cost-efficient daytime advertising packages, we are able to tailor our media resources to serve the various needs of our advertising clients to maximize the advertising impact and to achieve the clients’ advertising and marketing goals, which in turn generates significant revenues for us as well as for CCTV. We believe that the high quality advertisers that we have attracted and retained and the significant advertising revenues CCTV has received as a result of our effective sales efforts will allow us to maintain a stable supply of high quality advertising time slots from CCTV in the future.

Well-Established Industry Reputation and Strong Client Base

We have become one of the most reputable television advertising companies in China by successfully managing advertising sales for prestigious and high-profile events, including the Chinese New Year Gala program and major sporting events, and producing well-known and award-winning public service announcements or commercial advertisements broadcast nationwide. In recognition of our achievements, we have received a number of industry-wide awards. In 2005, we won the “Golden Award for Model Advertisement” from the China Advertising Association and, in 2006, we received the “Silver Award” in the National Television Public Service Announcement Competition, the “Best Public Service Announcement Award” from the China Organizing Committee of the Golden Hawk Awards and the “China Advertisement Great Wall Silver Award” from the China Advertising Association. According to a survey conducted by CTR Market Research Co., Ltd. in June 2007, our company is the most recognized television advertising agency by the public in China.

Leveraging our prominent role in these events and our extensive advertising service experience, we have built a strong and growing client base across a wide range of sectors and industries, such as telecommunications, pharmaceuticals, financial services, garment, food and other consumer product industries. Since 2005, we have provided our services to over 100 advertisers each year, including corporate clients who purchase our services either directly or through advertising agencies, government agencies and non-governmental organization clients. These clients include China Mobile Communications Corporation, Lenovo Mobile Communications Technology Co., Ltd., Yunnan Panlongyunhai Pharmaceutical Group Co., Ltd., Shanghai Metersbonwe Group Co., Ltd., China Unicom Limited and the Ministry of Health. We believe the range and depth of our client base enhances our reputation in the industry and positions us to continue to attract new advertisers.

Our integrated advertising services model and production capabilities allow us to be more responsive to clients’ specific requirements. As a result, we enjoy significant flexibility in tailoring our service offerings to meet clients’ needs and enhance our service quality and effectiveness.

Strong and Experienced Management Team

We have a strong and experienced management team composed of executives who are experienced in advertising production and media planning and have led our company in achieving our success to date. As a group, our senior management team has extensive experience in, and in-depth knowledge of, the Chinese advertising market. Other than our newly-appointed chief financial officer and vice president of corporate development, our core management team has been working together since the establishment of our company. Mr. Shengcheng Wang is a renowned entrepreneur with approximately 30 years of experience in television content production and television advertising industry, including 15 years of experience working as a senior reporter, director and producer at CCTV. During his tenure at CCTV, Mr. Wang directed and produced many television dramas, documentary series and news reporting programs. Other members of our senior management team have diverse backgrounds in the fields of finance and accounting, advertising sales management, art design, business administration and mergers and acquisitions. These members include Mr. Eric Wang Lam Cheung, our chief financial officer, Mr. Shuo Cheng, our vice president of operations, Ms. Yan Li, our vice president in charge of sales and marketing, Mr. Wei-tsu Yu, our vice president in charge of advertisement production, Ms. Julie Zhili Sun, our vice president in charge of corporate development, Ms. Haiyan Xing, our chief administrative officer in charge of office administration and human resources and Mr. Xinyu Zhang, our vice president in charge of accounting. We believe our experienced management team provides a solid foundation for the successful execution of our strategies to achieve our business objectives.

Our Strategies

Our primary goal is to become the leading integrated advertising services company in China by enabling various media channels to maximize the value of their advertising resources and allowing advertisers to effectively target and reach wide audiences across China. We intend to achieve our goal by implementing the following strategies:

Optimize Our Existing Media Resources to Further Enhance Our Profitability

We plan to leverage our strong industry reputation, local advertising purchase and sales expertise and content production capabilities to optimize our existing media resources and enhance profitability through the following measures:

•

improve the efficiency, pricing and service quality of our advertising sales by creating integrated advertising service packages that combine different programs and channel offerings for our advertising clients;

•	expand our sales force by investing in and recruiting experienced sales representatives to attract and retain advertising clients and increase the utilization of current advertising time slots;

•

strengthen and establish new relationships with national or global brand advertisers and major advertising agencies in China through enhancing our media planning, service quality and creativity and increasing marketing and promotion activities to attract new and repeat advertising clients;

•	improve our profit margins by maintaining an appropriate mix of corporate advertising clients and advertising agency clients; and

•

increase our share of the clients’ advertising budgets and improve contract renewal rates for existing clients by providing cross-media advertising options and promoting the effectiveness of our integrated advertising service packages.

Expand Our Available Advertising Time Slots within the CCTV Network to Strengthen Our Revenue Base

We intend to broaden our revenue base by acquiring additional advertising time slots from a broader variety of CCTV programs. By leveraging our long-term relationship with CCTV and extensive experience in the advertising industry, we will attempt to identify quality programs to diversify our inventory of advertising time slots and enhance loyalty of advertising clients who are looking for alternative genres and time slots. In December 2007, we entered into an agreement with Guang Er Gao Zhi FTP to acquire the exclusive rights to the advertising time slots Guang Er Gao Zhi FTP has obtained from CCTV, which currently consist of the advertising time slots during a number of television programs on CCTV Channels 2 and 4. We intend to establish similar arrangements with or selectively acquire companies that have obtained certain advertising time slots from CCTV. In June 2008, we entered into an agreement with CCTV to secure the exclusive rights to the advertising time slots on CCTV’s Spanish Channel and French Channel. We intend to selectively increase the spot purchase of advertising time slots from CCTV to expand our advertising resources, based on a real-time analysis of our advertising clients’ evolving needs and the inventory of available advertising time slots. We believe that by increasing the volume and coverage of our available advertising time slots within the CCTV network, we will be able to better serve the varied needs of our advertising clients in different industries that target different groups of television viewers.

Expand Our Presence on Regional Television Networks to Drive Further Growth

We plan to leverage our successful business model with CCTV to build our relationships with certain highly rated regional television networks. In particular, we plan to establish and strengthen our relationships with selected provincial satellite television channels whose programs are broadcast nationwide as the programs on these channels become more attractive and their ratings become more competitive with those of CCTV channels. In addition, we will also establish relationships with terrestrial television stations in more affluent regions in China. We plan to target regional markets via regional television networks by providing services that are focused on and responsive to the needs of local advertisers and the preferences of local television viewers. Specific plans to expand our access to regional television networks include the following:

•	negotiate directly with regional television network operators to obtain advertising time slots during attractive television programs broadcast on those networks;

•

expand our service package for existing advertising clients looking to strategically advertise in key regional markets by helping them acquire desirable advertising time slots from regional television networks; and

•	acquire advertising companies that have established strong working relationships with regional television networks and enjoy a solid reputation with advertisers in the regional markets.

Strengthen Our Production Capabilities and Broaden Our Content Offerings

Given the demand for more sophisticated advertising agency services and higher quality media content for television viewers in China, we plan to further enhance our production capabilities in television advertising and selectively expand our television program content offerings. Our plans include:

•

Expansion of Public Service Announcement and Commercial Advertisement Production.    In previous years, our advertisement production services have contributed a relatively small but growing portion of our revenues. We plan to significantly expand our advertisement production capabilities, actively market our services to potential clients as well as to existing clients of our advertising agency services, further enhance advertisers’ awareness of our production offerings, and make these services part of our core value-added service package to increase customer loyalty.

•	Television Program Production. We intend to leverage our strong production capabilities and seek opportunities to expand into the production of promotional videos and a variety of high quality television programs, such as the production of entertainment programs, television drama or documentary series. We plan to obtain more advertising time slots from television networks through providing them with quality television content we produce, which will improve our access to media resources. To achieve this goal, we intend to expand our internal resources and assign dedicated content production and management teams to work in partnership with the television networks to produce high quality programs that are consistent with each network’s respective target audience.

Selectively Expand into Complementary Media Businesses

We plan to diversify our business mix and pursue complementary business opportunities that could enhance our access to media resources and offer other synergies to enhance our competitiveness and value to our clients. Although television is expected to remain our primary medium of advertisement, other media platforms also present significant advertisement opportunities as Chinese consumers become more familiar with emerging and technology-driven entertainment media. We will look for opportunities to acquire other suitable advertising or media companies that provide access to new media platforms, expanded coverage in attractive time slots or new customer relationships in desired industries. We will actively explore opportunities in other media platforms, such as Internet advertising, mobile phone advertising or outdoor flat panel display advertising, leveraging our existing creative resources while building our technical capabilities. We will be seeking to grow these functions both organically and through business alliances or strategic acquisitions.

Our Services

We offer a full range of integrated television advertising services, including advertising agency services, special events services and production and sponsorship services. We believe our extensive experience in media planning, packaging and sales, our access to certain high quality advertising time slots on CCTV, and our ability to provide advertising services on an integrated basis that tailor to advertisers’ needs differentiate us from most other television advertising companies operating in China. We intend to offer new types of services to cater to market trends and to serve the evolving needs of our clients.

Our Advertising Agency Services

We provide advertising agency services to our clients by providing them with the advertising time slots we have obtained from CCTV. For 2008, we have obtained advertising rights to a number of high-quality daily television programs, totaling approximately 104 minutes per weekday, and approximately 78 minutes per day during the weekends, on CCTV Channels 1, 2 and 4 through our contractual arrangements with CCTV and Guang Er Gao Zhi FTP. We also secured the exclusive advertising rights to CCTV’s Spanish Channel and French Channel in July 2008. We believe that we are among the leading advertising companies that have obtained a large volume of advertising time slots from CCTV.

Advertisers purchase advertising time slots we have obtained from CCTV either directly from us or through their advertising agencies. Our advertising agency services typically start with an initial discussion between our sales and marketing personnel and a potential advertiser. After learning more about the advertiser, including its business and its goals for placing the advertisements, we conduct the relevant market research for them and propose a marketing and advertising plan, which includes our recommendations of advertising strategies and specific television channels and time slots on which to place the advertisement to maximize the desired effect. After the advertiser approves such a plan, we enter into an advertising agency contract with the client who agrees to engage us as its agent to procure the relevant advertising time slots. The contract will specify, in the case of acquiring advertising time slots from us, the time slots or the programs within which the advertisements will be broadcast and the relevant price for the advertising time slots allocated to such client. For those advertisers who use their advertising agents to seek access to the advertising time slots from us, we enter into contracts with similar terms with such advertising agents after negotiation. For those clients who engage us to help them bid for other prime advertising time slots from CCTV, the contracts specify the scope of the services we provide to these clients and we submit the bid on behalf of our clients to seek the desired CCTV time slots.

For those clients whose goals can be better served by having their television advertisements broadcast on other television channels or during time slots other than those we have obtained from CCTV, we perform the same services as we do for clients obtaining the advertising time slots from us, except that after our client approves the advertising plan, we act as an agent for such clients to procure advertising time slots from other advertising companies.

After we enter into contracts with CCTV to broadcast the relevant television advertisements of our clients, our media relationship department will review such television advertisements to ensure that the contents of the relevant advertisements are in compliance with the applicable regulatory requirements in China and the specific content or technical requirements of CCTV. We also help our clients prepare and collect the relevant legal documents required by CCTV for the release of the advertisements, including the business licenses and trademark certificates of our clients. After receiving approvals from CCTV, such advertisements will be broadcast. Our media relationship department monitors the broadcasts of our advertisements every day to ensure they are broadcast during the time slots and for the duration specified in the relevant contracts. We also provide certain advertising clients with reports that analyze and evaluate the advertising effect after the advertisements are broadcast.

Our Special Events Services

Since 2004, we have had contractual arrangements with CCTV to assist CCTV in the sales and marketing of advertising time slots on CCTV Channels 1 and 2 during major sporting events that are broadcast on these channels. Such sporting events include the Olympic Games, the FIFA World Cup and various other major sporting events. Under this arrangement, our sales representatives will, together with CCTV and sales representatives from a third-party advertising company, form the advertising sales team for these sporting events. We fully participate in the joint efforts to market these events, produce promotional films, organize promotional fairs, negotiate contracts with potential advertisers and provide post-broadcasting services to the clients. Our fees for such services will be determined on a case-by-case basis by CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such sporting events. We typically receive a certain percentage of the total advertising revenues as our compensation. The special events services contract is renewable annually and we have been able to renew this contract with CCTV for major sporting events in 2008, including the 2008 Beijing Olympic Games.

Our Production and Sponsorship Services

Our ability to provide “one-stop shop” services by rendering a full range of services, including designing, producing and packaging television advertisements to our clients distinguishes us from other advertising agencies that compete with us. In many cases, we provide production and sponsorship services as a part of the integrated advertising services package we offer to our advertising clients. Since 2003, we have produced over 160 public service announcements and over 30 commercial television advertisements.

We provide production services directly at the request of our clients, including both corporations and government agencies or non-governmental organizations, who either aim to promote their corporate brand names, products and services through commercial advertisements or intend to raise social consciousness or improve their company image through public service announcement. In addition, we provide sponsorship services in connection with the production of Guang Er Gao Zhi ( ), a one-minute daily program on CCTV Channels 1 and 2 that broadcasts exclusively the public service announcements we produce. We typically solicit sponsors for the public service announcements we already produce and the sponsor’s name will be shown at the end of such announcement broadcast on the program after such sponsor presents relevant legal documents required by CCTV for the release of the announcement, including the business licenses of the sponsor.

The production of public service announcements and commercial advertisements involves various stages, including identifying concepts, formulating ideas, drafting advertising strategies and story books,

organizing pre-production meetings, drafting and finalizing the shooting book, shooting, editing and post-production procedures. We generally involve our public service announcement sponsors or advertising clients in every production stage and receive their feedback throughout the production process to ensure that the public service announcements and commercial advertisements satisfy the specific needs and requirements of our sponsors and advertising clients.

Our Media Resources

Our media resources primarily consist of the advertising time slots we acquire from CCTV. We directly enter into contracts with CCTV to obtain exclusive advertising rights to a number of television programs, with contract terms ranging from one year to three years. In addition, we indirectly acquire advertising time slots from CCTV through an agreement with Guang Er Gao Zhi FTP, an advertising agency, and obtain an option to sell any advertising time slots Guang Er Gao Zhi FTP has obtained or will obtain from CCTV for a term of four years. We believe that the quality of services we have provided to CCTV and the significant advertising revenues CCTV has received as a result of our sales efforts will help us continue to obtain a stable supply of high quality advertising time slots from CCTV in the future.

Under the contracts we entered into with CCTV and Guang Er Gao Zhi FTP, we have the right to act as the agent for the sale of advertising time slots during several programs on CCTV Channels 1, 2 and 4. CCTV Channels 1 and 2 are the most popular channels of CCTV. CCTV Channel 4 is the first and only Chinese language channel from China that broadcasts both domestically and in more than 70 countries and regions, and enjoys a high reputation among domestic as well as overseas audiences. We also secured the exclusive advertising rights to CCTV’s Spanish Channel and French Channel in July 2008.

Advertising Time We Have Obtained Directly from CCTV

The following table sets forth the television programs for which we have obtained, directly from CCTV, the exclusive rights to market the advertising time slots or, in the case of Guang Er Gao Zhi, to produce the program:

Program	CCTV channel	Rating in 2007 (1)		Advertising time per program		Broadcast frequency per day				Total advertising time per day(2)				Year we first became an agent or producer
						Weekday		Weekend		Weekday		Weekend
				(minutes)		(times)		(times)		(minutes)		(minutes)
Chinese New Year Gala	1, 2, 3, 4	36.7	%(3)	12	(4)	24	(5)	24	(5)	284	(6)	284	(6)	2004
Daytime advertising package	1, 2	5.8%		3		10	(7)	10	(7)	30		30		2004
Television Guides (daytime)	1, 2	9.6%		0.5		10	(7)	10	(7)	5		5		2004
Guang Er Gao Zhi	1, 2	1.2%		1	(8)	2		2		2		2		2004

(1)	Cumulative ratings at selected broadcasting times of the programs, including reruns, and calculated by us based on the data from Infosys TV, a television program rating analyzing system developed by TNS Group and operated in China by CSM Media Research Co., Ltd. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program within a specific duration of time out of the total number of viewers.
(2)

Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program/advertising package is broadcast, including reruns, within the same day.

(3)	Represents the rating of the Gala only.
(4)	Represents the total available advertising time slots of the Gala and certain other programs secured by us that run during the 16-day Chinese New Year holiday season, without taking into account reruns.
(5)	Represents the maximum number of reruns during the 16-day Chinese New Year holiday season. Among the 12 minutes of total advertising time secured by us, 10 minutes of advertisements are broadcast 24 times and the remaining two minutes of advertisements are broadcast 22 times during the holiday season.
(6)	Represents the total available advertising time slots of the Gala and certain other programs secured by us that run during the 16-day Chinese New Year holiday season, including reruns.
(7)	Represents the minimum number of reruns per day we agree with our advertising clients to broadcast on CCTV.
(8)	Represents the duration of the program. We do not sell the advertising time slots of this program to advertisers; instead, we solicit sponsorships for the public service announcements broadcast on the program.

Chinese New Year Gala Program.    Since 2004, we have acted as CCTV’s exclusive agent for substantially all of the advertising time slots during the annual Chinese New Year Gala program as well as for additional advertising time slots during the 16-day Chinese New Year holiday, which is the most important holiday in China. The Chinese New Year Gala program, the most popular television program in China, is watched by approximately 40.0% of the television viewers in China every year and has become an integral part of the Chinese New Year celebration for many Chinese people. We work closely with the Gala production team and carefully design, plan and organize our sales and marketing activities during the making of the program, which lasts longer than six months each year, in order to ensure the advertisements we procure are well integrated with the various segments of the Gala and at the same time achieve maximum advertising impacts for advertisers. We believe that our reappointment each year as the exclusive agent for such important advertising event is a strong indication of our favorable position among the more than 1,000 advertising agency companies that work with CCTV. We are required to pay CCTV a minimum amount of advertising revenues and our commission is calculated as a percentage of total revenues of such advertising sales. If the sales revenues exceed the minimum requirement of CCTV, we will receive an additional incentive fee from CCTV, calculated as a percentage of the sales revenues that exceeds such agreed minimum amount. We have been able to meet such minimum amount requirement in the past.

Daytime Advertising Package and Television Guides.    The daytime advertising package is a package of advertisements that are broadcast at least ten times per day on Channels 1 and 2 throughout daytime hours between various television programs. Television Guides is a program that provides viewers with information about the schedules of various television programs, which is broadcast at least ten times per day on CCTV Channels 1 and 2 throughout the day. Many of such time slots are less desirable on a stand-alone basis. But based on our market analysis, we bundle these various segments of advertising time slots during certain of CCTV’s daytime programs, and sell them as packages with higher cumulative ratings and more frequent broadcasts at lower prices, and therefore create effective and cost-efficient solutions for our targeted advertising clients. In particular, our daytime advertising package has become one of our most successful advertising offerings to advertisers and generated significant revenues for CCTV, which demonstrates our success in turning CCTV’s non-prime time slots into profitable advertising resources.

Each of our current contracts with CCTV for the advertising time slots during the daytime advertising package and Television Guides has a term of three years, starting from July 1, 2008. Under these contracts, we have obtained the exclusive right to act as an agent to market such available advertising time slots and procure advertisements for CCTV and are required to pay the advertising revenues to CCTV at the agreed prices. We generally charge our clients a premium over our agreed price with CCTV, which premium constitutes a majority portion of our revenues from these contracts. We also receive a percentage of our payments to CCTV as our commissions. Each of these contracts provides that any party can terminate the contract with 90 days’ notice. We have a right of first refusal to renew these contracts under specified terms, on the condition that we deliver a notice to CCTV three months prior to the end of the contractual term. When we market the advertising time slots during daytime advertising package and Television Guides, we generally enter into contracts with our advertising clients that last for one year so as to ensure the full utilization of the advertising time slots we have obtained from CCTV.

Guang Er Gao Zhi ( ).    Under relevant Chinese laws and regulations, both central and regional television stations are required to broadcast a minimum amount of public service announcements between their television programs. We have arrangements with CCTV for the production of “Guang Er Gao Zhi,” meaning “to spread the message far and wide,” a one-minute daily public service announcement program. This program includes two 30-second public service announcements that are typically broadcast twice a day on CCTV Channel 1 and once a day on Channel 2. We usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement. We also display our corporate name on each of the public service announcements broadcast in this television program. We believe that this program has contributed significantly to enhancing our company name recognition across China.

In addition, in June 2008, we entered into an agreement to secure the exclusive rights to sell all of the advertising time slots on CCTV’s Spanish Channel and French Channel for a term of five years. Broadcast 24 hours a day to 36 countries, CCTV’s Spanish and French Channels provide news, entertainment, tourism information, language learning and sports programs and introduce the Chinese culture to Spanish and French speaking viewers around the world. We will assist CCTV in promoting these channels in Spanish- and French-speaking countries, in program production and packaging, and in procuring advertisements. Under our agreement with CCTV, the advertising time available to us is up to 15% of the total broadcasting time on these channels.

Advertising Time We Have Obtained through Guang Er Gao Zhi FTP

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Under this agreement, we obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once Guang Er Gao Zhi FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform Guang Er Gao Zhi FTP within seven days of our receipt of such notice whether we would exercise such right of first refusal to obtain the advertising right. If we decide to exercise such right, we and Guang Er Gao Zhi FTP will enter into a separate agency contract in connection with such program. Under this arrangement, we have contracted with Guang Er Gao Zhi FTP to obtain the advertising rights to a number of programs on CCTV in 2008.

The following table sets forth the television programs for which we have obtained the exclusive rights to sell the advertising time slots through our agreements with Guang Er Gao Zhi FTP:

Program	CCTV channel	Rating in 2007(1)	Advertising time per program	Broadcast frequency per day		Total advertising time per day(2)		Year we first became an agent
				Weekday	Weekend	Weekday	Weekend
			(minutes)	(times)	(times)	(minutes)	(minutes)
First News	2	1.0%	6	2	1	12	6	2008
Chinese World	4	0.4%	3	2	—	6	—	2008
China News	4	1.6%	6	4	4	24	24	2008
World Update	4	0.5%	2	2	—	4	—	2008
Periodic news package	4	1.6%	1	11	7	11	7	2008
Viewer’s Guide	4	1.0%	1	12	6	12	6	2008

(1)	Cumulative ratings at selected broadcasting times of the programs, including reruns, and calculated by us based on the data from Infosys TV. A television program rating is an audience measurement that refers to the percentage of the number of viewers watching a program during a specific time period out of the total number of viewers.

(2)	Total daily advertising time is calculated as an aggregate of all the available advertising time during different advertising time slots when the relevant program/advertising package is broadcast, including reruns, within the same day.

First News.    First News is a popular morning news program broadcast twice per day during the weekdays and once per day during weekends on CCTV Channel 2. Under a contract between Guang Er Gao Zhi FTP and CCTV, Guang Er Gao Zhi FTP obtained the right to sell the advertising time slots during First News in 2008 and is required to pay advertising revenues at the agreed price to CCTV. Guang Er Gao Zhi FTP is also committed to sell at least four minutes of the total six minutes of available advertising time slots and CCTV has the right to engage other agencies to sell the remaining two minutes. Guang Er Gao Zhi FTP has a right of first refusal to renew the contract on the condition that a notice is delivered to CCTV three months prior to the end of the contract term. Under the framework agreement and an agency agreement between Guang Er Gao Zhi FTP and us, we obtained the exclusive advertising rights to the advertising time slots of First News that Guang Er Gao Zhi FTP has obtained from CCTV. We are required to meet the minimum sales target set by CCTV and will pay a fee to Guang Er Gao Zhi FTP equal to a certain percentage of the premium we charge to advertising clients over the agreed price with CCTV.

CCTV Channel 4 programs.    Under a contract between Guang Er Gao Zhi FTP and CCTV, Guang Er Gao Zhi FTP obtained the rights to sell the advertising time slots during a number of programs on CCTV Channel 4, including China News, Chinese World, World Update, Viewer’s Guide and various periodic sporting and financial news programs, for a term of one year starting from January 1, 2008. According to CCTV, its Channel 4 reaches altogether more than 15 million households in 78 countries, and is among the most popular Chinese language television channels watched by overseas Chinese. The programs covered under the contract range from various news reporting programs to programs that provide viewers with information on the broadcast schedule or content on Channel 4. Guang Er Gao Zhi FTP is committed to generate a fixed amount of advertising revenues to CCTV. Guang Er Gao Zhi FTP has a right of first refusal to renew the contract on the condition that a notice is delivered to CCTV three months prior to the end of the contract term. Under the framework agreement and an agency agreement between Guang Er Gao Zhi FTP and us, we obtained the exclusive rights to the advertising time slots of respective Channel 4 programs that Guang Er Gao Zhi FTP has obtained from CCTV. We will pay the fixed amount of advertising revenues plus a fee to Guang Er Gao Zhi FTP, and retain any remaining amount generated from our sales as our commissions.

Our Advertising Clients

Our Corporate Clients

Since 2005, we have provided advertising services to over 100 advertisers each year, spanning a wide spectrum of industries, including telecommunications, pharmaceuticals, financial services, and garment, food and other consumer product industries. Our advertisers include well-known companies such as China Mobile Communications Corporation, Lenovo Mobile Communications Technology Co., Ltd., Yunnan Panlongyunhai Pharmaceutical Group Co., Ltd., Shanghai Metersbonwe Group Co., Ltd. and China Unicom Limited. A number of these clients utilize the full range of our advertising services, including both agency and production services. We have also established business relationships with many leading domestic and international advertising agencies, some of which are members of the American Association of Advertising Agencies, who introduce clients to us for all of our services. These advertising agency clients are particularly attracted to our access to advertising time slots on CCTV. Many of our current clients have been our clients for more than one year and a number of our corporate clients, such as Inner Mongolia Mengniu Dairy (Group) Co., Ltd. and Fordoo (China) Fashion Co., Ltd., have been our clients for more than three years.

The following table sets forth the breakdown of revenue contributions in 2007 by the industries in which our corporate clients operate:

Industry	Percentage of Total Revenues in 2007
Pharmaceuticals	31.3%
Food and beverages	24.1%
Household and personal products	11.7%
Telecommunications and information technology	10.1%
Fashion	4.0%
Automotive	2.2%
Finance and services	1.9%
Others	14.7%

100.0%

Our Governmental Agency Clients

Many government agencies in China formulate an annual plan to produce a certain number of public service announcements to be broadcast on national and regional television networks. As a leading public service announcement producer, we have been engaged by governmental agencies and non-governmental organizations to produce public service announcements for them. For example, we worked with the Ministry of Health to produce public service announcements to promote public awareness of measures to prevent AIDS. We also work with the Beijing Olympics Organizing Committee to produce a series of public service announcements relating to the 2008 Beijing Olympic Games.

Client Concentration

In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, individual customers accounting for more than 10% of our total revenues in the aggregate contributed 27.0%, 37.8%, 32.3% and zero to our total revenues, respectively. See Note 3(b) to our combined financial statements included elsewhere in this prospectus. Although our revenues from these advertising clients generally constitute a substantial part of our total revenues, we believe our business is not dependent on any individual advertising client.

Pricing

For our advertising agency services, we set the prices of our available advertising time slots based on the quality, rating and target audience of the relevant television programs where the advertisements will be broadcast, the sales prices of our competitors, general market conditions and market demand. Different advertising time slots are sold at different prices. CCTV annually publishes rate cards for its advertising time slots after taking into account the input from its advertising agencies, including our company. We use these rate cards as a basis for negotiations with our clients and we typically provide discounts to our clients. We typically require the agreed advertising fees to be paid in advance before the advertisements are broadcast. CCTV has been increasing the prices charged to us for many of its advertising time slots every year since our establishment, and we expect that CCTV will continue to raise such prices in the future. We believe that we will be able to pass on these price increases to our clients. For our clients who use us as the agent to seek advertising time slots from other advertising companies, we typically charge a certain percentage of the total payment made by our clients to these advertising companies as our commission. For our special events services to CCTV, our fees are determined at the sole discretion of CCTV based on the total advertising sales on CCTV Channels 1 and 2 relating to such special events.

We price our production and sponsorship services after taking into account the added value and the related production costs of the content we produce and the value we create for the sponsors of our public service announcements. We typically require a deposit equal to the production cost of the advertisement to be paid by the client at the time of the execution of the advertising production agreement and prior to our commencement of work. We typically require our clients to make payment in full at the time of delivery of our products. For clients who have established good relationships with us and have solid credit histories, we may, on a case-by-case basis, offer them a limited credit period.

Sales and Marketing

We currently employ 43 sales representatives devoted to the sale and marketing of our services, whose compensation is based, to a large extent, on the sales revenues they achieve for our company. More than 50% of our sales representatives have more than three years experience in the advertising industry. We have dedicated sales teams focusing on the sales of advertising time slots we have obtained from CCTV to advertising agency companies or directly to our corporate clients. We also actively seek advertising time slots from other third party agencies if our clients’ goals can be better served by having their television advertisements broadcast at time slots other than those we have obtained from CCTV. Our Shenzhen office is responsible for the advertising sales in five provinces in southern China. We also have dedicated personnel responsible for the sales of our public service announcements. We hold our own promotional fair each year to promote the sale of the advertising time slots we have obtained from CCTV, in which representatives from both CCTV and our long-term clients will participate, and highlight the quality of our media resources and our services to potential advertisers. We believe that our extensive experience in media planning, packaging and sales, our access to desirable advertising time slots and our leading production capabilities have attracted a broad base of advertising clients and facilitated our sales efforts. We also have client service teams within our sales department to serve our important clients.

In addition, when we provide any of our advertising agency services or advertisement production services to our clients, we seek opportunities to provide a full range of integrated advertising services to them. Some clients that initially engage us only to provide advertising agency services ultimately hire us to produce the relevant television advertisements. Similarly, our production department also seeks opportunities to introduce clients to the sales representatives of our advertising agency services.

We market our services primarily through direct marketing, trade shows and other media events, which include:

•

participating in various nationwide advertisement promotional fairs, including the annual Prime Time Advertising Resources Fair organized by CCTV in the fourth quarter of each year, to promote our advertising agency services;

•	providing our public service announcements to regional television networks to enhance the awareness among the public regarding the public service announcements we produce; and

•

participating in industry award competitions, trade shows, advertisement festivals, academic seminars and conferences to promote the awareness of our company and our advertisement production capabilities.

In addition, our sales and marketing activities benefit significantly from the fact that we have achieved name recognition across China through years of broadcasting the “Guang Er Gao Zhi” program on CCTV Channels 1 and 2. On this program, the public service announcements we produce are broadcast nationwide and our company name is displayed in each announcement. According to a survey conducted by CTR Market Research Co., Ltd. in June 2007, our company is the most recognized television advertising agency in China. Among the 500 randomly selected interviewees sampled in the survey across ten cities in China, 64% recognized our brand name, with our nearest competitor only recognized by less than 30% of the interviewees.

Information Technology

We use information technology and operating tools to support our business operations. We have purchased several databases from third-party market research firms and employed these databases regularly to conduct relevant research as a basis to formulate the advertising plans for our clients. The databases we currently use include ADPower and Infosys TV. ADPower is an advertisement monitoring database that contains original data for each advertisement on almost all of the television stations across China, such as the length of the advertisement, the content of the advertisement and the television programs within or between which such advertisement was broadcast. We can also perform analysis under this ADPower system to produce the relevant data or comparison we need in order to provide advice to our clients. Infosys has the largest samples of television programs of CCTV, including the rating and the target audience of each television program. We use the data provided by Infosys TV to form the basis of our recommendations to our clients regarding the placement of relevant advertisements.

Service Quality Control

We aim to provide the highest quality agency and production services to our clients. Our media relationship department reviews the content of the television advertisements to ensure their compliance with the applicable legal requirements of China and the specific requirements of CCTV or the regional television networks broadcasting the advertisement. In addition, our media relationship department monitors the broadcasts of our advertisements every day to ensure they are broadcast at the time slots and for the duration as specified in the relevant contracts. We also provide certain advertising clients with reports that analyze and evaluate the advertising effect after the advertisements are broadcast.

Moreover, in order to ensure the quality of our agency services, we provide regular training to our sales force and our administrative staff with respect to the changes in general market conditions, recent developments in different industries in China and client communication skills. We also hold regular meetings with our clients to receive their feedback on our services.

In order to ensure the quality of the television advertisements and public service announcements we produce, we closely analyze market trends and clients needs, and employ advanced film and sound technology to deliver rich content. In particular, when engaging a third-party producer is necessary in the production of the advertisement, we typically select production crews that we have previously worked with in the past and have proved to be able to provide high quality production services.

Competition

The advertising industry in China is intensely competitive and highly fragmented. We compete with other industry participants mainly on the basis of service quality, available advertising time slots, price, reputation and relationships with television networks. We face significant competition mainly from domestic advertising companies such as SinoMedia Holding Limited, Walk-on Advertising Co. Ltd. and Charm Communication Group, which are also engaged in the provision of advertising agency services. We compete with other television advertising agencies for the limited premium time slots available on the CCTV channels or other television networks. In particular, some of our advertising clients are large advertising agencies who could become our competitors for the same limited media resources. We also compete with other television advertising agencies for advertising clients’ spending on the basis of desirability of time slots offered, television network coverage, service quality, brand name and pricing.

We also face competition from new entrants in the television advertising sector, including the wholly foreign-owned advertising companies that have been allowed to operate in China since December 2005, which exposes us to increased competition from international advertising media companies that have greater financial and other resources than we do. In addition, television, upon which we depend for our business, also competes with other forms of advertising media, such as radio, newspapers, magazines, the Internet, indoor or outdoor flat panel displays, billboards and public transport advertising, for overall advertising spending.

We believe that our ability to execute important advertising events and to provide integrated advertising services, ranging from the formulation of marketing plan to television advertisement production to advertisement release and broadcasting, represents a significant advantage over our competitors. We have been able to maintain relatively high profit margins due to our strategic focus on obtaining the exclusive rights to the most desirable advertising time slots from CCTV or creating high quality advertising packages through our skillful media planning and packaging, which provides us with a competitive advantage over other advertising agencies. However, we cannot assure you that we will be able to maintain our competitiveness in this industry. See “Risk Factors—Risks Related to Our Business and Industry—We face significant competition, and if we do not compete successfully against existing and new competitors, we may lose our market share and our profitability may be materially harmed.”

Employees

As of December 31, 2005, 2006 and 2007, we had 38, 61 and 95 full-time employees, respectively. The following table sets forth the number of our staff by area of business as of March 31, 2008:

	Number of employees	Percentage
Sales, marketing and customer services	43	39.8%
Production	29	26.9%
Strategy, media relationship and market research	13	12.0%
Management and administration	23	21.3%

Total number of employees	108	100.0%

We offer our employees competitive compensation packages and various training programs, which are intended to attract and retain qualified personnel. As of December 31, 2007, over 95% of our employees held undergraduate or associate degrees.

As required by PRC regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including housing, pension, medical and unemployment benefit plans. We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount of contributions we made to employee benefit plans for the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008 was approximately RMB 0.1 million, RMB 0.5 million, RMB 0.6 million (US$0.1 million) and RMB 0.3 million (US$0.04 million), respectively.

We typically enter into a standard employment agreement and a confidentiality agreement with our employees. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. Our employees are not represented by any collective bargaining agreements or labor unions.

Insurance

We maintain property insurance for our automobiles. We do not maintain business interruption insurance or key-man life insurance. We believe our insurance coverage is customary and standard for companies of comparable size in comparable industries in China. However, we cannot assure you that our existing insurance policies are sufficient to insulate us from all losses and liabilities that we may incur. See “Risk Factors—Risks

Related to Our Business and Industry—Our insurance coverage is limited and we may incur substantial costs as a result of a severe business liability or disruption or other unexpected events, which could have a material adverse effect on our financial condition and results of operations.”

Intellectual Property

We own the copyrights to the public service announcements we produce for broadcast on CCTV and regional television networks. Advertisers who choose to become the sponsors to such public service announcements do not have intellectual property rights with respect to such announcements. However, advertisers who engage us for the production of television advertisements to meet their specific content and production requirements generally hold the copyright to the relevant television advertisements or public service announcements, while we only have the right to put our company name on such advertisements or announcements as the producer of these advertisements or announcements.

Mass Media has filed applications to register several trademarks relating to our brand name and our logo. As of the date of this prospectus, our application in the category of publishing, movie production, radio and television program production has been approved and the trademark is valid from 2007 to 2017. Our application in the category of advertising is still pending. According to the asset transfer agreement dated December 29, 2007 between Mass Media and Universal, Mass Media will transfer all of the registered trademarks to us once the registration is granted.

Our Principal Facilities

Our corporate headquarters are located in approximately 1,564 square meters of office space in Beijing, which we rent from related parties under two leases that both expire in January 2018. We intend to purchase such properties from the related parties at their fair market value. In addition, our Shenzhen office rents approximately 53 square meters of office space in Shenzhen, and its lease expires in December 2008. We believe that our existing facilities are adequate and suitable to meet our present needs and that additional space can be obtained on commercially reasonable terms to meet our future requirements.

Legal and Administrative Proceedings

From time to time, we may be involved in legal proceedings, both as plaintiff and as defendant, arising in the ordinary course of our business. We do not expect any of these claims or actions, individually or in the aggregate, to have a material adverse effect on our business, results of operations or financial condition.

In April 2008, Hasee Computer Co., Ltd., a customer of Universal, filed two lawsuits against Universal at the District Court of Futian, Shenzhen Municipality, alleging that some of its advertisements were not broadcast in accordance with its two contracts with Universal, petitioning to terminate the contracts and claiming total damages of approximately RMB 3.3 million (US$0.4 million). In the years ended December 31, 2005, 2006 and 2007 and the three months ended March 31, 2008, revenues contributed by Hasee Computer Co., Ltd. were approximately RMB 5.2 million, RMB 3.9 million, RMB 3.2 million (US$0.4 million) and RMB 9.0 million (US$1.3 million), respectively, accounting for approximately 2.2%, 1.5%, 1.1% and 6.4% of our total revenues for the respective periods. We are disputing the claim primarily on the basis that we believe we did not breach any terms of the relevant contracts. In July 2008, we filed countersuits against this customer for its unpaid advertising fees and damages of approximately RMB 24.8 million (US$3.5 million) under the two contracts as of June 30, 2008. The first court hearing was held on July 30, 2008.

In January 2004, Mr. Shengcheng Wang, our chairman and chief executive officer, carried certain personal items into Canada without declaring them to the relevant Canadian customs authorities. As a result, he was assessed a fine of 8,000 Canadian dollars as well as the requisite duty on the imported items.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/ Title
Shengcheng Wang	54	Chairman and Chief Executive Officer
Julie Zhili Sun	40	Director and Vice President
Haiyan Xing	36	Director and Chief Administrative Officer
Jiming Ha*	46	Independent Director
Jianmin Qu*	60	Independent Director
Xingzhao Liu*	46	Independent Director
Eric Wang Lam Cheung	36	Chief Financial Officer
Shuo Cheng	31	Vice President
Yan Li	35	Vice President
Wei-tsu Yu	39	Vice President
Xinyu Zhang	41	Vice President

*	Appointment effective upon the completion of this offering.

Directors

Mr. Shengcheng Wang is the chairman of our board of directors and our chief executive officer. Before establishing Mass Media in 2003, Mr. Wang worked as a senior manager at a number of advertising companies from 1996 to 2002, and during such period, also acted as a chief producer in charge of the production of “Guang Er Gao Zhi,” a daily public service announcement program on CCTV. From 1981 to 1996, Mr. Wang worked as a senior reporter, television program director and producer at CCTV. From 1979 to 1981, Mr. Wang was a reporter and television program director at Xuzhou Television Station in Jiangsu Province.

Ms. Julie Zhili Sun is our director and vice president in charge of corporate development and joined our company in March 2008. Ms. Sun was a director of investment banking at Polaris Capital (Asia) Limited between 2005 and 2008, and an associate director of corporate finance at HSBC in 2004. Between 1997 and 2004, she was a senior associate at BNP Paribas Asia Limited. Ms. Sun received her master’s degree from the University of Houston and bachelor’s degree from Nanjing Normal University.

Ms. Haiyan Xing is our director and chief administrative officer and joined our company in 2003. Ms. Xing is responsible for managing the office administration and human resources functions at our company. Prior to 2003, she was employed at a television network and a number of advertising companies and accumulated extensive experience in office administration and human resources management. Ms. Xing received her bachelor’s degree in Chinese Literature from Capital Normal University in China.

Dr. Jiming Ha will become an independent director of our company upon the completion of this offering. Dr. Ha currently serves as a chief economist and managing director of China International Capital Corporation. Between 1993 and 2004, he worked with the International Monetary Fund in various capacities, including as a senior economist and as the IMF Resident Representative to Indonesia. Dr. Ha holds a doctorate degree in Economics from the University of Kansas and master’s and bachelor’s degrees from Fudan University.

Mr. Jianmin Qu will become an independent director of our company upon the completion of this offering. Mr. Qu is currently a vice president and secretary of the China Advertising Association and an independent director of China Aviation Cultural Development Co., Ltd. Mr. Qu was the director of the

Advertising Division of China’s State Administration for Industry and Commerce from 1998 to 2006. Mr. Qu holds a master’s degree in Economic Law from Beijing University.

Dr. Xingzhao Liu will become an independent director of our company upon the completion of this offering. Dr. Liu is currently an assistant dean of the Shanghai Jiaotong University School of Information and Electrical Engineering, and a member of the Ministry of Education’s Committee on Teaching Guidance for College Electrical and Information Science Course Teaching. Dr. Liu received his doctorate degree in Engineering from the University of Tokushima and a master’s degree from Harbin Engineering University.

Executive Officers

Mr. Eric Wang Lam Cheung is our chief financial officer. Prior to joining our company in March 2008, Mr. Cheung was a vice president of investor relations at Simcere Pharmaceutical Group, a company listed on the New York Stock Exchange. From 2005 to 2007, Mr. Cheung was a senior manager of PricewaterhouseCoopers Global Capital Markets Group. From 1999 to 2005, he was a manager of PricewaterhouseCoopers Assurance Group and Global Capital Markets Group. Mr. Cheung received a bachelor’s degree in Business Administration (Professional Accountancy) from the Chinese University of Hong Kong in 1994. He is a member of the Association of Chartered Certified Accountants.

Mr. Shuo Cheng is our vice president of operations. Mr. Cheng joined us in 2003 as a media resource manager and was promoted to deputy general manager in 2006. Between 2002 to 2003, Mr. Cheng worked as a media resource manager at Mass Communications International Advertising Co., Ltd. He was a sales representative at DHL Sinotrans International Air Courier Ltd. from 2000 to 2001. Mr. Cheng received his bachelor’s degree in Economics from Renmin University in China.

Ms. Yan Li is our vice president in charge of sales and marketing and joined our company in June 2008. Previously she was a general manager at CTV Golden Bridge International Media Co., Ltd. from 2006 to 2008 and a director of customer services at Mass Media International Advertising Co. Ltd. from 2003 to 2006. Ms. Li graduated from the North China Institute of Aerospace Engineering.

Mr. Wei-tsu Yu is our vice president in charge of advertisement production. Prior to joining our company in 2004, Mr. Yu was the chief production officer at GWANTSI Productions Co., Ltd., a film and television program production company, from 2002 to 2004. From 1997 to 2001, he was a production supervisor at Shanghai Hope Film and Television Co., Ltd. Mr. Yu received his associate degree from the College of Design, Shih Chien University in Taiwan.

Mr. Xinyu Zhang is our vice president in charge of accounting, treasury management and budgetary control and joined our company in 2003. He has worked as an accountant or accounting manager at a number of advertising or media companies since 1997. Mr. Zhang received his bachelor’s degree in Accounting from Capital Economic and Trade University in China.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Executive Officers

Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors, or dies or is found by our company to be or to have become of unsound mind. Our officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a corporate governance and nominating committee prior to the completion of this offering.

Audit Committee

Our audit committee will consist of Messrs. Jiming Ha, Jianmin Qu and Xingzhao Liu. Dr. Jiming Ha has the accounting and financial management expertise required by the relevant rules of NYSE Arca, or the NYSE Arca Rules. All of our audit committee members satisfy the “independence” requirements of the NYSE Arca Rules. Our audit committee will consist solely of independent directors within one year of our initial public offering. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our board of directors.

Compensation Committee

Our compensation committee will consist of Messrs. Jiming Ha, Jianmin Qu and Xingzhao Liu, all of whom satisfy the “independence” requirements of the NYSE Arca Rules. Our compensation committee assists our board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to our board of directors with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to our board of directors regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Messrs. Jiming Ha, Jianmin Qu and Xingzhao Liu, all of whom satisfy the “independence” requirements of the NYSE Arca Rules. The corporate governance and nominating committee will assist our board of directors in identifying individuals qualified to become our directors and in determining the composition of our board of directors and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	identifying and recommending nominees for election or re-election to our board of directors, or for appointment to fill any vacancy;

•	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

•	identifying and recommending to our board the directors to serve as members of committees;

•

advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whether outright or as security for any debt obligations of our company or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We intend to enter into employment agreements with all of our executive officers. Under these employment agreements, each of our executive officers will be employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a three-month prior notice of non-renewal. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to a conviction of crimes, breach of material corporate policy and failure to perform duties to our detriment. An executive officer may terminate his employment at any time without penalty if there is a material reduction in his or her authority, responsibilities or position or if we fail to pay material compensation due to such officer after a reasonable opportunity to cure. Furthermore, either we or an executive officer may terminate the employment at any time without cause upon advance written notice to the other party. If we terminate an executive officer’s employment without cause, we will pay such executive officer severance pay in accordance with applicable law. We do not have other arrangements with any executive officers for special termination benefits.

Each executive officer will agree to hold, both during the employment term and after the employment expires, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our trade secrets, know-how or financial, trading or other confidential information. In addition, each executive officer will also agree to be bound by non-competition restrictions set forth in his or her employment agreement and will be prohibited from providing services to our competitors or operating businesses that compete against us for a period of two years following the termination or expiration of the employment agreement.

Compensation of Directors and Executive Officers

In the year ended December 31, 2007, we paid aggregate cash compensation of RMB 2.4 million (US$0.3 million) to our directors and executive officers, respectively. For options to be granted to our officers and directors, see “—2008 Equity Incentive Plan.”

2008 Equity Incentive Plan

We adopted an equity incentive plan in July 2008. Our 2008 equity incentive plan will provide for the grant of options, share appreciation rights, restricted shares, restricted share units, and other share-based awards. The maximum aggregate number of our ordinary shares that may be issued under the 2008 equity incentive plan is 50,000,000, plus an annual increase in the number of ordinary shares available for issuance equal to 2% of the outstanding ordinary shares on the first day of our fiscal year or such lesser amount as determined by our board of directors. The purpose of the plan is to attract and retain the best available personnel for positions of substantial responsibility, provide additional incentive to employees, directors and consultants and promote the success of our business. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Options.    The exercise price of incentive stock options must be at least equal to the fair market value of our ordinary shares on the date of grant. However, the exercise price of all other options may be as determined by the administrator. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding shares as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options. After termination of an employee, director or consultant, he or she may exercise his or her options for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for thirty days. However, an option generally may not be exercised later than the expiration of its term.

Restricted Stock.    Restricted stock awards are ordinary shares that vest in accordance with terms and conditions established by the administrator and set forth in an award agreement. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate.

Stock Appreciation Rights.    Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our ordinary stock between the date of grant and the exercise date. The exercise price of stock appreciation rights granted under our plan may be as determined by the administrator. Stock appreciation rights expire under the same rules that apply to options on the date as determined by the administrator.

Performance Units and Performance Shares.    Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and the value of performance units and performance shares to be paid out to participants.

Restricted Stock Units.    Restricted stock units are similar to awards of restricted stock, and are typically settled when the award vests or at some later date if the date of settlement is deferred. Restricted stock units may consist of restricted stock, performance share or performance unit awards, and the administrator may set forth restrictions based on the achievement of specific performance goals.

Amendment and Termination.    Our 2008 equity incentive plan will automatically terminate in 2018, unless we terminate it sooner. Our board of directors has the authority to amend, alter, suspend or terminate the plan provided such action does not impair the rights of any participant with respect to any outstanding awards.

In July 2008, our board of directors granted stock options to purchase 42,891,000 ordinary shares under the 2008 Equity Incentive Plan to our executive officers, directors and employees. All of the options have an exercise price of US$0.685 per share with a vesting period of four years and a term of ten years. We may in the future adjust downward the exercise price of our share options to better incentivize our management. All of the options granted under our plan will begin to vest only upon the completion of this offering.

The options granted to each of our sales personnel are divided into category A and category B. Fifty percent of the category A options will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 50% of the category A options will vest over a four-year period based on the employee’s performance, with one-fourth of the options allocated to each year. This portion of the category A options only vests in proportion to such employee’s actual annual sales performance as a percentage of his or her annual sales target, but only if such percentage equals or exceeds 70%. If such employee’s sales performance is lower than 70% of his or her annual sales target, his or her performance-based options in category A for that year will automatically expire. The category B options will also vest over a four-year period in proportion to an employee’s sales performance as a percentage of his or her annual sales target, but only to the extent that such percentage exceeds 100%. The category B options that remain unvested each year will automatically expire.

Of all the options granted to each person other than our sales personnel, 70% will vest over a four-year period, with one-fourth of the options vesting at each anniversary of the vesting commencement date. The remaining 30% of the options will vest over a four-year period subject to our company’s performance, with one-fourth of the options allocated to each year. This portion of the options will vest in proportion to our company’s actual net revenues as a percentage of our company’s annual target, but only if such percentage equals or exceeds 70%. If our net revenues are lower than 70% of our annual target, the performance-based options for that year will automatically expire.

The following table sets forth information on stock options that have been granted and are outstanding as of the date of this prospectus under the 2008 Equity Incentive Plan:

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price (US$/Share)	Grant Date	Expiration Date
Shengcheng Wang	15,000,000	0.685	July 1, 2008	July 1, 2018
Julie Zhili Sun	7,500,000	0.685	July 1, 2008	July 1, 2018
Haiyan Xing	1,250,000	0.685	July 1, 2008	July 1, 2018
Eric Wang Lam Cheung	5,000,000	0.685	July 1, 2008	July 1, 2018
Shuo Cheng	1,000,000	0.685	July 1, 2008	July 1, 2018
Yan Li	1,438,000	0.685	July 1, 2008	July 1, 2018
Wei-tsu Yu	920,000	0.685	July 1, 2008	July 1, 2018
Xinyu Zhang	1,250,000	0.685	July 1, 2008	July 1, 2018
Other employees and consultants as a group	9,533,000	0.685	July 1, 2008	July 1, 2018

Total	42,891,000

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13(d)(3) of the Exchange Act, of our ordinary shares, as of the date of this prospectus, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5% of our ordinary shares.

	Ordinary Shares Beneficially Owned Prior to This Offering(1)		Shares Beneficially Owned After This Offering(1)(2)
	Number	%	Number		%
Directors and Executive Officers:
Shengcheng Wang(3)	412,400,000	82.48%	500,000,000	(4)	66.77
Julie Zhili Sun	—	—	—		—
Haiyan Xing	—	—	—		—
Jiming Ha*	—	—	—		—
Jianmin Qu*	—	—	—		—
Xingzhao Liu*	—	—	—		—
Eric Wang Lam Cheung	—	—	—		—
Shuo Cheng	—	—	—		—
Yan Li	—	—	—		—
Wei-tsu Yu	—	—	—		—
Xinyu Zhang	—	—	—		—
All Directors and Executive Officers as a group	412,400,000	82.48	500,000,000	(4)	66.77

Principal Shareholders:
Shengcheng Wang(3)	412,400,000	82.48	500,000,000	(4)	66.77
Winner Wide Limited(5)	24,820,000	4.96	—	(4)**	—	**
CTF Capital Ltd.(6)	24,820,000	4.96	—	(4)**	—	**

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Percentage of beneficial ownership of each listed person prior to the offering is based on 500,000,000 ordinary shares outstanding as of the date of this prospectus, including ordinary shares convertible from all outstanding series A preferred shares, and the ordinary shares underlying any options exercisable by such person within 60 days of the date of this prospectus. Percentage of beneficial ownership of each listed person after the offering is based on ordinary shares outstanding immediately after the closing of this offering and the ordinary shares underlying any options exercisable by such person within 60 days of the date of this prospectus.
(2)	Assumes the underwriters’ option to purchase additional ADSs is exercised in full and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
(3)	Consists of ordinary shares held through Happy Indian Ocean Limited and Arctic Spring Limited. Happy Indian Ocean Limited holds 329,920,000 of our ordinary shares and Arctic Spring Limited holds 82,480,000 of our ordinary shares. Mr. Shengcheng Wang has voting control of Happy Indian Ocean Limited through a voting trust agreement, but no direct or indirect equity interest in Happy Indian Ocean Limited. Arctic Spring Limited is held by Wong-Chang Family Trust, the beneficiaries of which are Mr. Wang and his family. Mr. Wang also has voting control of Arctic Spring Limited through a voting trust agreement. Happy Indian Ocean Limited, Arctic Spring Limited and Wong-Chang Family Trust are all part of an estate and asset preservation structure that was established for the ultimate benefit, and to advance the interests, of Mr. Wang and his family.
(4)	Happy Indian Ocean Limited and Arctic Spring Limited have entered into an agreement to repurchase 87,600,000 series A preferred shares from our other shareholders, including Winner Wide Limited and CTF Capital Ltd., which Happy Indian Ocean Limited and Arctic Spring Limited have agreed to convert into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering. Mr. Wang is not purchasing any ADSs in this offering.

(5)	Represents ordinary shares issuable upon conversion of 24,820,000 series A preferred shares held by Winner Wide Limited, a limited liability company incorporated in the British Virgin Islands. The address of Winner Wide Limited is Suites 1117-18, 11/F, Jardine House, 1 Connaught Place, Central, Hong Kong SAR, China. We have been informed that Winner Wide Limited is ultimately controlled by Mak Siu Hang.
(6)	Represents ordinary shares issuable upon conversion of 24,820,000 series A preferred shares held by CTF Capital Ltd., a limited liability company incorporated in the British Virgin Islands. The address of CTF Capital Ltd. is 31/F, New World Tower, 18 Queen’s Road, Central, Hong Kong SAR, China. We have been informed that CTF Capital Ltd. is ultimately controlled by Dr. Cheng Yu Tung.
*	Appointment effective upon the completion of this offering.
**	Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited and Jumbo Right Holdings have indicated to us their interest in subscribing for up to an aggregate of US$20 million of our ADSs offered in this offering at the initial public offering price. Similarly, True Wise Investments Limited and Ever Kingdom Limited have also indicated their interest in subscribing for our ADSs in this offering. None of these entities is currently under any obligation to purchase any ADSs in this offering and their expression of interest in purchasing ADSs in this offering is not a commitment to do so. The underwriters have indicated to us that they may allocate the ADSs offered in this offering to those entities or their affiliates at the initial public offering price and on the same terms as those applicable to other investors in this initial public offering.

Until June 24, 2008, Happy Indian Ocean Limited and Arctic Spring Limited, both of which are beneficially owned by Mr. Shengcheng Wang, were the sole shareholders of our company. In June 2008, we issued 329,840 ordinary shares and 70,080 series A preferred shares to Happy Indian Ocean Limited, and 82,460 ordinary shares and 17,520 series A preferred shares to Arctic Spring Limited, at par value of US$0.001 per share, for the purpose of facilitating the sale by these two entities of their holdings in our company to certain third parties. All of these issuances have been accounted for as share splits. On June 24, 2008, Happy Indian Ocean Limited and Arctic Spring Limited sold all of their series A preferred shares, or 17.52% of our then total outstanding shares, to six entities, including Winner Wide Limited and CTF Capital Ltd. See “Related Party Transactions—Private Placements.”

On July 17, 2008, we issued 999 additional shares to every outstanding ordinary and series A preferred share. The share issuances were accounted for as a 1,000-for-one share split. All references to the number of the ordinary shares and the number of the series A preferred shares in the preceding paragraph do not take into account these share issuances.

On July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase is expected to close shortly prior to, and is a condition for closing of, this offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited have agreed to convert all of the outstanding series A preferred shares into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 will also be terminated upon the completion of this offering.

None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of the date of this prospectus, none of our outstanding ordinary shares or series A preferred shares is held by record holders in the United States.

RELATED PARTY TRANSACTIONS

The following describes our related party transactions for the previous three years.

Transactions with Guang Er Gao Zhi FTP

Guang Er Gao Zhi FTP is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang. Guang Er Gao Zhi FTP is not controlled by our company, Mr. Shengcheng Wang or his immediate family members. We paid RMB 0.4 million and RMB 2.6 million in the years ended December 31, 2005 and 2006, respectively, to Guang Er Gao Zhi FTP in connection with our obtaining certain advertising time slots from Guang Er Gao Zhi FTP on behalf of our advertising clients. Such advertising time slots were obtained by Guang Er Gao Zhi FTP from CCTV.

In December 2007, we entered into a framework agreement with Guang Er Gao Zhi FTP under which we obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years. Once Guang Er Gao Zhi FTP notifies us that it has obtained the advertising right to a specific television program, we are required to inform Guang Er Gao Zhi FTP within seven days of our receipt of such notice whether we choose to exercise our right of first refusal. If we decide to exercise our right of first refusal for specific programs, we and Guang Er Gao Zhi FTP will enter into a separate agency contract in connection with such programs. Under this arrangement, we have contracted with Guang Er Gao Zhi FTP to obtain the advertising rights to a number of programs on CCTV in 2008, including First News on Channel 2 and China News, Chinese World, World Update, Viewer’s Guide and various periodic sporting and financial news programs on Channel 4. For the First News program on CCTV Channel 2, we have a guaranteed minimum payment of RMB 141,120 per day for each day the First News program is broadcast. For the various programs on Channel 4, we will pay a fixed amount of advertising revenues plus a fee to Guang Er Gao Zhi FTP and retain any remaining amount generated from our sales as our commissions. We have paid a deposit of RMB 1.0 million under this contract, and the fee owed to Guang Er Gao Zhi FTP as of March 31, 2008 was RMB 51.4 million (US$7.3 million). In addition, in the first quarter of 2008, we provided advertising agency services to Guang Er Gao Zhi FTP’s clients under a number of contracts that Guang Er Gao Zhi FTP had entered into with the clients prior to its execution of the framework agreement with us, for which we charged a fee of RMB 1.3 million (US$0.2 million).

From 2005 to 2007, Guang Er Gao Zhi FTP allowed us to use part of its office space at no charge. We recorded the rent expense for the space used at market price and treated it as contribution from a related party. We recorded related contributions of RMB 2.0 million (US$0.3 million) in each of the years ended December 31, 2005, 2006 and 2007. In January 2008, we entered into a lease agreement with Guang Er Gao Zhi FTP for the same office space at a rent of approximately RMB 1.9 million (US$0.3 million) per year, for a term of ten years.

Transactions with Shenzhen He Hua

We paid RMB 1.0 million and RMB 0.3 million to Shenzhen He Hua Investment Consulting Co., Ltd., or Shenzhen He Hua, in the years ended December 31, 2005 and 2006, respectively. Shenzhen He Hua is a company under the control of the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang, and is managed separately by a management team different from that of our company. The payment we made in 2005 and 2006 to Shenzhen He Hua was in connection with the consulting services Shenzhen He Hua provided to us, including consulting services relating to our corporate governance, accounting system and internal controls. We do not intend to purchase such consulting services from Shenzhen He Hua in the future.

Transactions with Shenzhen Guang Er Gao Zhi

In 2005, we provided advertising agency services to the advertising clients of Shenzhen Guang Er Gao Zhi Co., Ltd., or Shenzhen Guang Er Gao Zhi, in connection with the advertising time slots during the Television

Guides. Shenzhen Guang Er Gao Zhi owns a 30% equity interest in Mass Media. Shenzhen Guang Er Gao Zhi is controlled by the immediate family members of our chairman and chief executive officer, Mr. Shengcheng Wang, and is managed separately by a management team different from that of our company. We received revenues of approximately RMB 5.5 million for our services. We have ceased to provide advertising agency services to Shenzhen Guang Er Gao Zhi starting in 2006.

Transactions with Beijing Guang Er Gao Zhi

In 2005, we provided advertising agency services to an advertising client of Beijing Guang Er Gao Zhi Media Advertising Co., Ltd., or Beijing Guang Er Gao Zhi, a company controlled by Mr. Shengcheng Wang’s immediate family members and managed separately by a management team different from that of our company. We received revenues of approximately RMB 0.6 million for our services. We have ceased to transact business with Beijing Guang Er Gao Zhi starting in 2006. In addition, we provided a loan in the amount of RMB 2.0 million to Beijing Guang Er Gao Zhi in 2005. The loan was unsecured, interest-free and had no fixed terms for repayment. This loan was repaid before December 31, 2005.

Transactions with Beijing Mass Media Web Media Co., Ltd.

In 2007, we provided a loan in the amount of RMB 1.5 million (US$0.2 million) to Beijing Mass Media Web Media Co., Ltd., a company controlled by the immediate family members of Mr. Shengcheng Wang and managed separately by a management team different from that of our company. This loan was unsecured, interest-free and had a term of five months. This loan was repaid in December 2007.

Transactions with Mr. Zhiyi Wang

We paid RMB 2.0 million (US$0.3 million) in each of the years ended December 31, 2005, 2006 and 2007 to Mr. Zhiyi Wang, the father of our chairman and chief executive officer, Mr. Shengcheng Wang, in connection with the lease of our principal office space in Beijing from Mr. Zhiyi Wang. This lease was terminated in December 2007 and we re-entered into a lease with Mr. Zhiyi Wang with respect to the same office space in January 2008 for a term of ten years at a rent of approximately RMB 1.9 million (US$0.3 million) per year. We intend to purchase such properties from Mr. Zhiyi Wang at their fair market value.

Under a custody arrangement, UIAL had held personal cash and investment funds on behalf of the shareholder of UIAL and his immediate family, in its own bank account. In February 2008, such arrangement was terminated and the account balance of approximately RMB 15.0 million (US$2.1 million) was transferred back to the shareholder and his immediate family.

Asset Transfer Agreement between Mass Media and Universal

Under an asset transfer agreement between Mass Media and Universal, dated December 29, 2007, Mass Media transferred to Universal certain of its assets relating to the television advertising business for RMB 21.6 million (US$3.1 million), including fixed assets and copyrights to over 100 public service announcements Mass Media has produced. Mass Media also agreed to transfer the relevant trademarks used in the business to Universal when the Trademark Bureau approves the trademark applications. The remaining assets and liabilities of Mass Media, including liabilities owed to CCTV in an amount of RMB 368.2 million (US$52.5 million) relating to advertising revenues generated for CCTV and the cash needed to settle those liabilities in an amount of RMB 370.8 million (US$52.9 million) as of December 31, 2007, were retained by Mass Media. Effective from December 31, 2007, Mass Media is no longer part of our company and will not be involved in our continued business operations.

In the three months ended March 31, 2008, we provided advertising agency services to Mass Media’s clients under the three remaining contracts of Mass Media that had not been transferred to us, for which we charged a fee of RMB 2.0 million (US$0.3 million).

Non-Competition Agreement between Mr. Shengcheng Wang and His Family Members and Universal

Mr. Shengcheng Wang, his spouse and his parents entered into a non-competition agreement with Universal in January 2008. Under such agreement, none of Mr. Shengcheng Wang, his spouse or his parents may (i) directly or indirectly engage or invest in any business that directly or indirectly competes with Universal, (ii) directly or indirectly solicit, or assist in soliciting, Universal’s clients or potential clients other than on behalf of Universal or (iii) directly or indirectly solicit, or assist in soliciting, or cause any of Universal’s employees to terminate their employment with Universal, until the earliest of such time as Mr. Shengcheng Wang no longer holds at least 20% of our outstanding shares or such time as securities representing our share capital are no longer publicly listed on a stock exchange. In addition, Mr. Shengcheng Wang and his spouse and parents are required to refer to Universal any new business opportunities relating to advertising of which they become aware, and Universal has a right of first refusal to such business opportunities.

Private Placements

In June 2008, we issued 329,840,000 ordinary shares and 70,080,000 series A preferred shares to Happy Indian Ocean Limited, and 82,460,000 ordinary shares and 17,520,000 series A preferred shares to Arctic Spring Limited, at par value of US$0.001 per share, for the purpose of facilitating the sale by these two entities of their holdings in our company to certain third parties. Subsequently Happy Indian Ocean Limited and Arctic Spring Limited sold all of their series A preferred shares to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited for an aggregate consideration of US$60.0 million.

The holders of the series A preferred shares were granted certain preferential rights by the existing shareholders with no recourse back to us, including put option rights and anti-dilution rights, but such rights were to terminate, and the Series A preferred shares were to automatically convert into ordinary shares at a conversion rate of one preferred share to one ordinary share, upon the completion of a qualified public offering. A qualified public offering means, among other things, a public offering that is conducted at an offering price per share that values our company at a total post-money market capitalization of no less than US$450 million and results in minimum gross proceeds to our company of US$45 million (before deduction of underwriting discounts and registration expenses).

If a qualified public offering were not to occur by the six-month anniversary of the sale of the series A preferred shares in December 2008, each of the six holders of the series A preferred shares were to have had a put option to require Happy Indian Ocean Limited and Arctic Spring Limited to repurchase the series A preferred shares at a premium of 8% per annum to the original sales price, calculated from the date of the sale of the series A preferred shares, with reductions to the repurchase price to reflect any dividends that had been paid to shareholders. The put option was to expire upon the 18-month anniversary of the sale of the series A preferred shares in December 2009. During the same period, between December 2008 and December 2009, Happy Indian Ocean Limited and Arctic Spring Limited were to have had a call option to require the six holders of the series A preferred shares to sell the series A preferred shares back to them. The price under the call option would have been the same as the price under the put option.

Since this offering does not qualify as a qualified public offering (as defined above), on July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase is expected to close shortly prior to, and is a condition for closing of, this offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited have agreed to convert all of the outstanding series A preferred shares into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 will also be terminated upon the completion of this offering.

REGULATION

This section sets forth a summary of the most significant PRC regulations that affect the business and the industries in which we operate.

We operate our business in China under a legal regime consisting of the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority including the State Administration for Industry and Commerce, or the SAIC. China’s Advertising Law was promulgated in 1994. From time to time, the State Council, the SAIC and other ministries and agencies have issued additional regulations that apply to our business.

Regulation of Advertising Services

Business License for Advertising Companies

The principal regulations governing advertising businesses in China include:

•	The Advertising Law (1994);

•	The Advertising Administrative Regulations (1987); and

•	The Implementing Rules for the Advertising Administrative Regulations (2004).

Pursuant to these regulations, companies that engage in advertising activities must obtain from the SAIC or its local branches a business license which includes the operation of an advertising business within its business scope. Companies conducting advertising activities without such a license may be subject to penalties, including fines, confiscation of advertising income and orders to cease advertising operations. The business license of an advertising company is valid for the duration of its existence, unless the license is suspended or revoked due to a violation of any relevant laws or regulations. Our PRC subsidiary has obtained such a business license from local SAIC branch and we do not expect it to encounter any difficulties in maintaining its business license.

Advertising Content

PRC advertising laws and regulations set forth certain content requirements for advertisements in China, which include prohibitions on, among other things, misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are also prohibited. It is prohibited to disseminate tobacco advertisements via broadcast, film, television or print media, or in any waiting lounge, theater, cinema, conference hall, stadium or other public area. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals advertised through broadcast, film, television, newspaper, magazine and other forms of media, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws and administrative regulations, must be submitted to the relevant administrative authorities for content approval prior to dissemination.

Advertisers, advertising service providers and advertising distributors are each required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and accurate as well as in full compliance with applicable laws and regulations. In providing advertising services, advertising service providers and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws and regulations. In addition, prior to distributing advertisements for certain commodities which are subject to government censorship and approval, advertising distributors are obligated to ensure that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Furthermore, advertisers, advertising service providers or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Television Advertising

The principal regulations governing television advertising in China include:

•	Regulations on Radio and Television Administration (1997); and

•	Interim Measures on Administration for Broadcasting of Radio and Television Advertisement (2003).

Consistent with the principles provided in the Advertising Law of 1994, these regulations set forth certain special requirements for television advertising in China, which include, among other things, limitations on time and content of advertisements. The aggregate time for broadcasting advertisements must not exceed 20% of daily broadcasting time of each television channel. In particular, advertisement broadcast during the period from 19:00 to 21:00 must not exceed nine minutes per hour on each TV channel. Television stations are also required to keep regular television programs uninterrupted and may not interpose advertisement except during normal breaks between programs. Furthermore, television advertisements must be clearly distinguishable from other television programs and must not be broadcast in the form of news reports or other similar forms. Television advertisements must not include disturbing content during meal times: from 6:30 to 7:30, from 11:30 to 12:30 and from 18:30 to 20:00. There are also specific requirements regarding advertisements that relate to certain special merchandise and/or services. For example, alcohol advertisement is strictly restricted with a daily maximum limit of 12 advertisements and a maximum limit of two advertisements from 19:00 to 21:00 for each television channel. In addition, each television channel is required to broadcast public service advertisements for no less than 3% of its aggregate available advertising time.

Limitations on Foreign Ownership in the Advertising Industry

The principal regulations governing foreign ownership in the advertising industry in China include:

•	Catalogue for Guiding Foreign Investment in Industry (as amended in 2007);

•	Measures on Administration for Foreign-invested Advertising Enterprises (2004); and

•	Notice Regarding Investment in the Advertising Enterprises by Foreign Investors through Equity Acquisitions (2006).

These regulations require foreign entities that directly invest in the advertising industry in China to have at least two years of direct operations in the advertising industry outside of China. Since December 10, 2005, foreign investors have been permitted to own directly a 100% interest in advertising companies in China, but such foreign investors are required to be a company with advertising as its main business and to have at least three years of operations outside of China. PRC laws and regulations do not permit the transfer of any approvals, licenses or permits, including business licenses containing a scope of business that permits engaging in the advertising business.

The establishment of a foreign-invested advertising enterprise, by means of either new establishment or equity acquisition of an existing domestic advertising company, is subject to examination by the SAIC or its authorized branch at the provincial level and the issuance of an Opinion on the Examination and Approval of the Foreign-invested Advertising Enterprise Project. Upon obtaining such opinion from the SAIC or its relevant branch, an approval from the Ministry of Commerce or its competent local counterparts is required before a foreign-invested advertising enterprise may apply for its business license. In addition, if a foreign-invested advertising enterprise intends to set up any branch, it must meet the requirements that (i) its registered capital has been fully subscribed and (ii) its annual advertising sales revenues are not less than RMB 20 million.

Regulations on Trademarks

Both the PRC Trademark Law, adopted in 1982 and revised in 1993 and 2001, and the Implementation Regulation of the PRC Trademark Law, adopted in 2002, give protection to the holders of registered trademarks. The State Trademark Bureau, under the authority of the SAIC, handles trademark registrations and grants rights of a term of 10 years in connection with registered trademarks. License agreements with respect to registered trademark shall be filed with the State Trademark Bureau.

Regulations on Foreign Currency Exchange

Under the Foreign Currency Administration Rules promulgated in 1996 and revised in 1997 and various regulations issued by the State Administration of Foreign Exchange, or SAFE, and other relevant PRC government authorities, the Renminbi is convertible into other currencies for the purpose of current account items, such as trade related receipts and payments, interest payments and dividend distributions. The conversion of Renminbi into other currencies and the remittance of converted foreign currency outside China for the purpose of capital account items, such as direct equity investments, loans and repatriation of investment, require prior approval from SAFE or its local offices. Payments for transactions that take place within China must be made in Renminbi. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by SAFE or its local offices. Unless otherwise approved, domestic enterprises shall convert all of their foreign currency proceeds into Renminbi.

Regulations on Dividend Distributions

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	The Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Rules for the Implementation of the Wholly Foreign-Owned Enterprise Law (1990), as amended;

•	The Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1979), as amended;

•	Regulations for the Implementation of the Law of the People’s Republic of China on Sino-Foreign Equity Joint Ventures (1983), as amended; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).

Under these laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these enterprises are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until their cumulative total reserve funds are equal to at least 50% of the enterprises’ registered capitals. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.

According to these laws and regulations, a Sino-foreign equity joint venture company established in the PRC is required to pay the income tax applicable in the PRC and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and welfare fund each at a percentage decided by the board of directors of such Sino-foreign equity joint venture company at each fiscal year prior to the payment of dividends.

On March 16, 2007, the PRC National People’s Congress enacted the Enterprise Income Tax Law, and on December 6, 2007, the PRC State Council issued the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008. Under this new law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

SAFE Regulations on Offshore Investment by PRC Residents and Employee Stock Options

On October 21, 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice No. 75, which became effective as of November 1, 2005.

According to Notice No. 75, prior to establishing or assuming control of an offshore company for the purpose of financing that offshore company with assets or equity interests in an onshore enterprise in the PRC, each PRC resident, whether a natural or legal person, must complete certain overseas investment foreign exchange registration procedures with the relevant local SAFE branch. An amendment to the registration with the local SAFE branch is required to be filed by any PRC resident that directly or indirectly holds interests in that offshore company upon either (i) the injection of equity interests or assets of an onshore enterprise to the offshore company or (ii) the completion of any overseas fund raising by such offshore company. An amendment to the registration with the local SAFE branch is also required to be filed by such PRC resident when there is any material change involving a change in the capital of the offshore company, such as (i) an increase or decrease in its capital, (ii) a transfer or swap of shares, (iii) a merger or division, (iv) a long-term equity or debt investment or (v) the creation of any security interests.

Notice No. 75 applies retroactively. As a result, PRC residents who established or acquired control of offshore companies that made onshore investments in the PRC in the past were required to complete the relevant overseas investment foreign exchange registration procedures by March 31, 2006. Under Notice No. 75, failure to comply with the registration procedures may result in restrictions on the relevant onshore entity, including restrictions on the payment of dividends and other distributions to its offshore parent or affiliate and restrictions on the capital inflow from the offshore entity, and may also subject relevant PRC residents to penalties under Chinese foreign exchange administration regulations.

As a Cayman Islands company, and therefore a foreign entity, if we purchase the assets or equity interest of a PRC company owned by PRC residents in exchange for our equity interests, such PRC residents will be subject to the registration procedures described in Notice No. 75. Moreover, PRC residents who are beneficial holders of our shares are required to register with SAFE in connection with their investment in us.

To further clarify the implementation of Notice No. 75, SAFE issued Notice No. 106 on May 29, 2007. Under Notice No. 106, PRC subsidiaries of an offshore company governed by Notice No. 75 are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital to its PRC subsidiaries.

In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.

According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas trust bank to hold overseas funds used in connection with any stock purchase.

All proceeds obtained by PRC citizens from dividends acquired from the overseas-listed company through employee stock holding plan or stock option plans or sales of the overseas-listed company’s stock acquired through other methods must be fully remitted back to China after relevant overseas expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the PRC citizen’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If a stock option is exercised in a cashless transaction, the PRC citizen is required to remit the proceeds to the special foreign exchange account.

Although the Stock Option Rule has been promulgated recently and many related issues require further interpretation, we and our PRC employees who have been granted stock options will be subject to the Stock Option Rule when our company becomes an overseas-listed company. If we or our PRC employees fail to comply with the Stock Option Rule, we and/or our PRC employees may face sanctions imposed by SAFE or other PRC government authorities.

In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission of the State Council, the State Administration for Taxation, SAIC, CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006. The M&A Rules require, among other things, that offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies controlled by PRC companies or residents obtain the approval of the CSRC prior to publicly listing their securities on any overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by offshore special purpose vehicles seeking CSRC approval of their overseas listings.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Commerce and Finance Law Offices, that CSRC approval is not required in the context of this offering based on our PRC counsel’s understanding of the M&A Rules and other existing regulations. See “Risk Factors—Risks Related to the People’s Republic of China—The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and failure to obtain this approval, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our ADSs, and could also create uncertainties for this offering.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date of this prospectus, our authorized share capital consists of 900,000,000 ordinary shares, with a par value of US$0.001 each, and 100,000,000 preferred shares, with a par value of US$0.001 each. As of the date of this prospectus, there are 412,400,000 ordinary shares issued and outstanding and 87,600,000 series A preferred shares issued and outstanding. All of our issued and outstanding series A preferred shares will be converted into ordinary shares, at a conversion rate of one preferred share to one ordinary share, immediately prior to the completion of this offering.

Our third amended and restated memorandum and articles of association will become effective upon completion of this offering. The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law. Under our third amended and restated memorandum and articles of association, all dividends unclaimed for one year after having been declared may be invested or otherwise made use of by our board of directors for our exclusive benefit until claimed, and we will not be deemed a trustee in respect of such dividend or be required to account for any money earned. All dividends unclaimed for six years after having been declared may be forfeited by our board of directors and will revert to us.

Voting Rights

On a poll, each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy entitled to vote and who together hold not less than ten per cent of the paid up voting share capital of our company.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative entitled to vote and holding in the aggregate not less than one-third of the voting share capital of our company in issue. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in the aggregate not less than one-third in par value of our voting share capital. Advance notice of at least 14 (but not more than 60) calendar days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting calling for the passing of a special resolution, and any other general shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than a two-thirds majority of the votes cast attaching to the ordinary shares cast in a general meeting. A special resolution will be required for important matters such as a change of name or making changes to our third amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our third amended and restated memorandum of articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up, or which is issued under an employee share incentive scheme and upon which a transfer restriction subsists, or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the shares are to be transferred does not exceed four;

•	any fee related to the transfer has been paid to us; and

•	the transfer to be registered is not to an infant or a person suffering from mental disorder.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 45 calendar days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among our shareholders in proportion to the par value of their shares. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 calendar days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law and other applicable law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares

If at any time our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the consent in writing of the holders of three-fourths of the issued shares of that class or by a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

General Meetings of Shareholders

The directors may, and shall on the requisition of shareholders holding at least one-third in par value of the share capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of shareholders. If the directors do not within 21 calendar days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 calendar days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of the second such period of 21 calendar days.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•

sub-divide our existing shares, or any of them, into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by the Companies Law.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. Upon the closing of this offering, we will be subject to reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. We currently intend to comply with NYSE Arca Rules in lieu of following home country practice after the closing of this offering. NYSE Arca Rules require that every company listed on NYSE Arca hold an annual general meeting of shareholders. In addition, our proposed third amended and restated articles of association is expected to become effective immediately upon the closing of this offering, will allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles.

Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant provisions of the Companies Law applicable to us as compared with the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under the Delaware General Corporation Law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

We are not aware of any class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our third amended and restated memorandum and articles of association, which will become effective upon the closing of this offering, permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud, willful neglect or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and senior executive officers that will provide such persons with additional indemnification beyond that provided in our third amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Anti-takeover Provisions in the Third Amended and Restated Memorandum and Articles of Association

Some provisions of our third amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our third amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore owes the following duties to the company—a duty to act bona fide in the best interests of the company: a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our third amended and restated articles of association allow our shareholders holding not less than one-third in par value of the voting share capital of the company to requisition a shareholders’ meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our third amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our third amended and restated articles of association, directors may be removed by special resolution for negligence or other reasonable cause.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our third amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our third amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the consent in writing of the holders of 75% of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our third amended and restated memorandum and articles of association may only be amended by special resolution or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our third amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our third amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Directors’ Power to Issue Shares

Our third amended and restated memorandum and articles of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including the designation of the series, the number of shares of the series, the dividend rights, dividend rates, conversion rights, voting rights, and the rights and terms of redemption and liquidation preferences.

Our board of directors may issue series of preferred shares without action by our shareholders to the extent preferred shares are authorized but unissued. Accordingly, the issuance of preferred shares may adversely affect the rights of the holders of the ordinary shares. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of preferred shares may dilute the voting power of holders of ordinary shares.

Subject to applicable regulatory requirements, our board of directors may issue additional ordinary shares without action by our shareholders to the extent of available authorized but unissued ordinary shares. The issuance of additional ordinary shares may be used as an anti-takeover device without further action on the part of the shareholders. Such issuance may dilute the voting power of existing holders of ordinary shares.

History of Securities Issuances

On November 16, 2007, we issued one ordinary share to Mr. Shengcheng Wang, par value US$0.001 per share.

On March 6, 2008, we issued 99 ordinary shares at US$1.0 per share to Wide Atlantic Limited, a company controlled by Mr. Shengcheng Wang, our chairman and chief executive officer. On March 10, 2008, through a series of transactions, Happy Indian Ocean Limited and Arctic Spring Limited became the holders of 80 and 20 of our ordinary shares, respectively. On June 16, 2008, we issued 329,840 ordinary shares and 70,080 series A preferred shares to Happy Indian Ocean Limited, and 82,460 ordinary shares and 17,520 series A preferred shares to Arctic Spring Limited. Subsequently Happy Indian Ocean Limited and Arctic Spring Limited sold all of their series A preferred shares to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holding Limited, True Wise Investments Limited and Ever Kingdom Limited for an aggregate consideration of US$60.0 million. The holders of the series A preferred shares were granted certain preferential rights by the existing shareholders with no recourse back to us, including put option rights and anti-dilution rights. See “Related Party Transactions—Private Placements.”

On July 17, 2008, we issued 999 additional shares for every outstanding ordinary and series A preferred share. The share issuances were accounted for as a 1,000-for-one share split. All references to the number of the ordinary shares and the number of the series A preferred shares in the preceding two paragraphs do not take into account these share issuances.

On July 23, 2008, Happy Indian Ocean Limited and Arctic Spring Limited entered into an agreement to repurchase, at the original purchase price plus one month of interest at an annual rate of 8.0%, all of the series A preferred shares they previously sold to Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments and Ever Kingdom Limited on June 24, 2008. This share repurchase is expected to close shortly prior to, and is a condition for closing of, this offering. In addition, Happy Indian Ocean Limited and Arctic Spring Limited have agreed to convert all of the outstanding series A preferred shares into ordinary shares at a one-to-one conversion ratio immediately prior to the completion of this offering. The investor rights agreement entered into among us and our shareholders on June 24, 2008 will also be terminated upon the completion of this offering.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent ownership interests in securities that are on deposit with the depositary bank. ADSs are normally represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Hong Kong, located at 10/F, Harbour Front (II), 22 Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov). Please refer to Registration Number 333-152416 when retrieving such copy.

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 30 ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property that has been received by the depositary bank or the custodian on behalf of the owner of the ADS but has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary bank in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name, and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Cayman Islands laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (such as U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary bank, and we will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary bank will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The depositary bank will distribute the proceeds of such sale to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary bank and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary bank will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in the Cayman Islands would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary bank in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you, and if we provide all of the documentation contemplated in the deposit agreement, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Changes Affecting Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable Registration Statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the Shares. If the depositary bank may not lawfully distribute such property to you, the depositary bank may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary bank may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary bank will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of the ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary bank. As such, you will be deemed to represent and warrant that:

•	The ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised.

•	You are duly authorized to deposit the ordinary shares.

•

The ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement).

•	The ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the depositary bank may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary bank with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares may be limited by U.S. and Cayman Islands considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the depositary bank may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares that your ADSs represent may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•

Temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Obligations to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital—Ordinary Shares—Voting Rights.”

At our request, the depositary bank will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the depositary bank:

Service	Fees
• Issuance of ADSs	Up to US$0.05 per ADS issued

• Cancellation of ADSs	Up to US$0.05 per ADS canceled

• Distribution of cash dividends or other cash distributions	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Depositary Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the Depositary

• Transfer of ADRs	US$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•

Fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

•	Fees and expenses incurred in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, Deposited Securities, ADSs and ADRs.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (such as stock dividend or other rights), the depositary bank charges the applicable fee to the record date ADS holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes.

The depositary bank has separately agreed to make available to us a portion of the net fees (after deduction of custody fees for the shares on deposit) it collects from ADS holders. These amounts will be available to cover certain expenses related to the establishment and maintenance of the ADR program, including:

•	legal fees and expenses;

•	ADS listing fees;

•	investor relations fees and expenses;

•	mailing and printing fees (such as for annual reports and proxy materials); and

•	website and web casting expenses.

The depositary bank may remit to us all or a portion of the depositary fees charged for the reimbursement of and reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement upon such terms and conditions as we and the depositary bank may agree from time to time.

Neither the depositary bank nor we can determine the exact amount of reimbursements the depositary bank will make available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimburseable expenses related to the ADR program are not known at this time.

Amendments and Termination

We may agree with the depositary bank to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

We have the right to direct the depositary bank to terminate the deposit agreement. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the depositary bank must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary bank’s obligations to you. Please note the following:

•	We and the depositary bank are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•

The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•

The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•

We and the depositary bank disclaim any liability if we or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our third amended and restated memorandum and articles of association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.

•

We and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our third amended and restated memorandum and articles of association or in any provisions of or governing the securities on deposit.

•

We and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•

We and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of ordinary shares or release ordinary shares before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions.” The deposit agreement limits the aggregate size of pre-release transactions and imposes a number of conditions on such transactions (such as the need to receive collateral, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. You are required to indemnify us, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our ordinary shares or our ADSs, and while we have applied to list our ADSs on NYSE Arca, we cannot assure you that a significant public market for the ADSs will develop or be sustained after this offering. We do not expect that an active trading market will develop for our ordinary shares not represented by the ADSs. Future sales of substantial amounts of our ADSs in the public markets after this offering, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our ordinary shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, after these restrictions lapse, future sales of substantial amounts of our ADSs in the public market in the United States, including ADSs representing ordinary shares issued upon exercise of outstanding options, or the possibility of such sales, could negatively affect the market price in the United States of our ADSs and our ability to raise equity capital in the future.

Upon the closing of the offering, we will have 716,375,000 outstanding ordinary shares, including ordinary shares represented by ADSs, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount, 216,375,000 ordinary shares, including ordinary shares represented by ADSs, will be publicly held by investors participating in this offering, and 500,000,000 ordinary shares will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer. In addition, based on options outstanding as of the date of this prospectus, 42,891,000 ordinary shares will be subject to outstanding options after this offering, none of which will be vested and exercisable 180 days after this offering.

All of the ADSs sold in the offering and the ordinary shares they represent will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. Ordinary shares or ADSs purchased by one of our “affiliates” may not be resold, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below.

The 500,000,000 ordinary shares held by existing shareholders (including ordinary shares convertible from all outstanding series A preferred shares) are, and those ordinary shares issuable upon exercise of options outstanding following the completion of this offering will be, “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act. These rules are described below.

Lock-Up Agreements

We have agreed for a period of 180 days after the date of this prospectus not to sell, transfer or otherwise dispose of, and not to announce an intention to sell, transfer or otherwise dispose of, without the prior written consent of the underwriters:

•	any of our ordinary shares or depositary shares representing our ordinary shares;

•	any shares of our subsidiaries or controlled affiliates or depositary shares representing those shares; or

•

any securities that are substantially similar to the ordinary shares or depositary shares referred to above, including any securities that are convertible into, exchangeable for or otherwise represent the right to receive ordinary shares, other shares or depositary shares referred to above.

Furthermore, Mr. Shengcheng Wang and Happy Indian Ocean Limited and Arctic Spring Limited, which are beneficially owned by Mr. Wang and will own 100% of our outstanding shares immediately prior to the completion of this offering, have also entered into a similar 180-day lock-up agreement, subject to certain exceptions, with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares.

The restrictions described in the preceding three paragraphs will be automatically extended under certain circumstances. See “Underwriting.” These restrictions do not apply to (1) the 7,212,500 ADSs and our ordinary shares representing such ADSs being offered in this offering, (2) up to 1,081,875 ADSs and our ordinary shares representing such ADSs that may be purchased by the underwriters if they exercise their option to purchase additional ADSs in full and (3) ordinary shares issued pursuant to the 2008 share incentive plan. None of our outstanding options are exercisable during the 180 days after the date of this prospectus.

We are not aware of any plans by any significant shareholders to dispose of significant numbers of our ADSs or ordinary shares. We cannot assure you, however, that one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our ADSs or ordinary shares will not dispose of significant numbers of our ADSs or ordinary shares. No prediction can be made as to the effect, if any, that future sales of our ADSs or ordinary shares, or the availability of ADSs or ordinary shares for future sale, will have on the market price of our ADSs prevailing from time to time. Sales of substantial amounts of our ADSs or ordinary shares in the public market, or the perception that future sales may occur, could materially and adversely affect the prevailing market price of our ADSs.

After the expiration of the lock-up agreements, the ordinary shares subject to the lock-up agreements, and ADSs representing such shares, will be freely eligible for sale in the public market as described below.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned “restricted securities” within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned “restricted securities” for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1.0% of the number of our ordinary shares then outstanding, which will equal approximately 7,163,750 ordinary shares immediately after this offering; or

•	the average weekly reported trading volume of our ADSs on NYSE Arca during the four calendar weeks proceeding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Sales under Rule 144 by persons who are deemed to be our affiliates are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons who acquired ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the current information or six-month holding period requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TAXATION

The following discussion of the material Cayman Islands, the PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of Commerce & Finance Law Office, or PRC counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it represents the opinion of Shearman & Sterling LLP, our special U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Foreign ADS holders may be subject to a 10% withholding tax upon dividends payable by us, if such income is sourced from within the PRC. Under the Enterprise Income Tax Law of 2007 and its Implementation Regulations, both of which became effective on January 1, 2008, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise. The “de facto management body” of an enterprise is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Although we are incorporated in the Cayman Islands and the immediate holding company of our PRC subsidiary is incorporated in the British Virgin Islands, substantially all of our management members are based in the PRC. It remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles. Moreover, even if we are classified as a PRC resident enterprise, it remains unclear whether the dividends payable by us, a Cayman Islands company, will be regarded as income from sources within the PRC.

U.S. Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the U.S. Internal Revenue Code of 1986, as amended, on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership for U.S. federal income tax purposes that holds ADSs or ordinary shares, your tax treatment will depend on your status and the activities of the partnership or other entity. If you are such a partner, partnership, or other entity, you should consult your tax advisors.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of ordinary shares for ADSs and ADSs for ordinary shares generally will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals (discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such action the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) either (a) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on NYSE Arca, as our ADSs are expected to be. If we are treated as a “resident enterprise” for PRC tax purposes, you may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends distributed by us with respect to ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to the ADSs or ordinary shares, such withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that any distribution we make will be treated as a dividend.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize capital gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. If, as a result of the new EIT law, PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary share, a U.S. Holder that is eligible for the benefit of the income tax treaty between the United States and the PRC may elect to treat such gains as PRC source income. U.S. Holders should consult their own tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year. Our expectation for our current taxable year ending December 31, 2008 is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for the current taxable year ending December 31, 2008 will not be determinable until the close of the current taxable year ending December 31, 2008 and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares. However, if we cease to be a PFIC, your may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, dividends paid by us to you that year and the following year will not be eligible for the reduced rate of taxation applicable to non-corporate U.S. Holders, including individuals. See “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares.” Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income. Additionally, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital gains, even if you hold the ADSs or ordinary shares as capital assets.

If we are a PFIC, to the extent any of our subsidiaries are also PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own so bears to the value of all of our ADSs and ordinary shares, and may be subject to the adverse tax consequences described above with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed above. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including NYSE Arca, or other market, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed and regularly traded on NYSE Arca and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. Because a mark-to-market election cannot be made for equity interests in lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders of ADSs or ordinary shares should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.

UNDERWRITING

The offering contemplated herein consists of a U.S. offering and an international offering. We and the underwriters named below have entered into an underwriting agreement with respect to the ADSs being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of ADSs indicated in the following table. Merrill Lynch, Pierce, Fenner & Smith Incorporated is the representative of the U.S. underwriters and Merrill Lynch Far East Limited is the representative of the international underwriters. Merrill Lynch, Pierce, Fenner & Smith Incorporated’s address is 4 World Financial Center, 250 Vesey Street, New York, NY 10080. Merrill Lynch Far East Limited’s address is 15/F Citibank Tower, 3 Garden Road, Central, Hong Kong.

U.S. Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Oppenheimer & Co. Inc.
BMO Capital Markets Corp.

Total

International Underwriters	Number of ADSs
Merrill Lynch Far East Limited
Oppenheimer & Co. Inc.
BMO Capital Markets Corp.

Total

The underwriters are committed to take and pay for all of the ADSs being offered, if any are taken, other than the ADSs covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,081,875 ADSs from us at the public offering price less the underwriting discount. They may exercise that option for 30 days from the date of this prospectus solely to cover any overallotments. If any ADSs are purchased pursuant to this option, the underwriters will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The following table shows the per ADS and total underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase a total of additional ADSs.

	No Exercise	Full Exercise
Per ADS	US$	US$
Total	US$	US$

Total underwriting discounts and commissions to be paid to the underwriters represent             % of the total amount of the offering.

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$             per ADS from the initial public offering price. Any such securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$             per ADS from the initial public offering price. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters do not expect to sell more than 5% of the ADSs in the aggregate to accounts over which they exercise discretionary authority.

Total expenses for this offering are estimated to be approximately US$2.9 million, including SEC registration fees of US$5,895, the Financial Industry Regulatory Authority, Inc. (formerly, the National Association of Securities Dealers, Inc.), or FINRA, filing fees of US$15,500, NYSE Arca listing fees of US$112,329, printing expenses of approximately US$200,000, legal fees of approximately US$1,200,000, accounting fees of approximately US$880,000 and roadshow costs and expenses of approximately US$500,000. All amounts are estimated except for the fees relating to SEC registration, FINRA filing and NYSE Arca listing.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

The underwriters have entered into an agreement in which they agree to restrictions on where and to whom they and any dealer purchasing from them may offer ADSs, as a part of the distribution of the ADSs. The underwriters also have agreed that they may sell ADSs among themselves.

We have agreed with the underwriters that we will not, without the prior consent of the representative of the U.S. underwriters, for a period of 180 days following the date of this prospectus, offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of (including entering into any swap or other agreement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest of any ordinary shares or ADSs, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise): (1) our ordinary shares and depositary shares representing our ordinary shares; and (2) securities that are substantially similar to such shares or depositary shares. In addition, Mr. Shengcheng Wang and Happy Indian Ocean Limited and Arctic Spring Limited, which are beneficially owned by Mr. Wang and will own 100% of our outstanding shares immediately prior to the completion of this offering, have entered into similar 180-day lock-up agreements with respect to our ordinary shares, depositary shares representing our ordinary shares and securities that are substantially similar to our ordinary shares or depositary shares representing our ordinary shares. The restrictions of our lock-up agreement do not apply to the issuance of securities pursuant to our employee stock option plans outstanding on the date of this prospectus of which the underwriters have been advised in writing and are described in this prospectus. In addition, the restrictions under Mr. Wang’s lock-up agreement do not apply to any of our ADSs that Mr. Wang may purchase after this offering.

The 180-day lock-up period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, we release earnings results or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the release of the earnings results or the announcement of the material news or material event, as applicable.

Prior to the offering, there has been no public market for our ADSs or ordinary shares. The initial public offering price of the ADSs will be determined by agreement between us and the representative. Among the factors to be considered in determining the initial public offering price of the ADSs, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We have applied to list our ADSs on NYSE Arca under the symbol “CMM.” In connection with the listing of our ADSs on NYSE Arca, the underwriters will undertake to sell lots of 100 or more ADSs to a minimum of 400 beneficial holders.

In connection with the offering, the representative of the U.S. underwriters on behalf of the underwriters may purchase and sell ADSs in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from us. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of, ADSs made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by, or for the account of, such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on NYSE Arca, in the over-the-counter market or otherwise.

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters or one or more securities dealers. One or more of the underwriters may distribute prospectus electronically. Certain underwriters may agree to allocate a number of ADSs for sale to their online brokerage account holders. ADSs to be sold pursuant to an Internet distribution will be allocated on the same basis as other allocations. In addition, ADSs may be sold by the underwriters to securities dealers who resell ADSs to online brokerage account holders.

Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited and Jumbo Right Holdings Limited have indicated to us their interest in subscribing for up to an aggregate of US$20 million of our ADSs offered in this offering at the initial public offering price. Similarly, True Wise Investments Limited and Ever Kingdom Limited have also indicated their interest in subscribing for our ADSs in this offering. None of these entities is currently under any obligation to purchase any ADSs in this offering and their expression of interest in purchasing ADSs in this offering is not a commitment to do so. The underwriters have indicated to us that they may allocate the ADSs offered in this offering to those entities or their affiliates at the initial public offering price and on the same terms as those applicable to other investors in this initial public offering.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 5% of the ADSs offered by this prospectus to some of our directors, officers, employees, distributors, dealers, business associates and related persons. If these persons purchase reserved ADSs, this will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking and other commercial dealings in the ordinary course of business with us or with Mr. Shengcheng Wang. They have received customary fees and commissions for these transactions.

No offer of ADSs has been made or will be made to the public in the United Kingdom within the meaning of Section 102B of the Financial Services and Markets Act 2000, as amended, or FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or FSA. Each underwriter: (i) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21 of FSMA does not apply to us; and (ii) has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the ADSs in, from or otherwise involving the United Kingdom.

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which we refer to as the Relevant Implementation Date, no offer of ADSs has been made or will be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of ADSs may be made to the public in that Relevant Member State at any time: (a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive. For the purposes of this provision, the expression an “offer of ADSs to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ADSs to be offered so as to enable an investor to decide to purchase or subscribe the ADSs, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

The ADSs may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the content of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to

Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than 200,000 Singapore dollars (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer or (iii) where the transfer is by operation of law.

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, as amended (the “Financial Instruments and Exchange Law”), and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to any exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purpose of this paragraph, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Our ADSs have not been offered or sold, and will not be offered or sold, directly or indirectly, in the United Arab Emirates, except: (1) in compliance with all applicable laws and regulations of the United Arab Emirates; and (2) through persons or corporate entities authorized and licensed to provide investment advice and/or engage in brokerage activity and/or trade in respect of foreign securities in the United Arab Emirates. The information contained in this prospectus does not constitute a public offer of securities in the United Arab Emirates in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 (as amended)) or otherwise and is not intended to be a public offer and is addressed only to persons who are sophisticated investors.

The offering is restricted in the Kingdom of Bahrain to banks, financial institutions and professional investors and any person receiving this prospectus in the Kingdom of Bahrain and not falling within those categories is ineligible to purchase the ADSs.

No action has been or will be taken in the Kingdom of Saudi Arabia that would permit a public offering or private placement of the ADSs in the Kingdom of Saudi Arabia, or possession or distribution of any offering materials in relation thereto. Our ADSs may only be offered and sold in the Kingdom of Saudi Arabia through persons authorized to do so in accordance of Part 5 (Exempt Offers) of the Offers of Securities Regulations dated 20/8/1425 AH corresponding to 4/10/2004 (as amended) (the “Regulations”) and, in accordance with Part 5 (Exempt Offers) Article 16(a)(3) of the Regulations, the ADSs will be offered to no more than 60 offerees in the Kingdom of Saudi Arabia with each such offeree paying an amount not less than Saudi Riyals one million or an equivalent amount in another currency. Investors are informed that Article 19 of the Regulations places restrictions on secondary market activity with respect to our ADSs. Any resale or other transfer, or attempted resale or other transfer, made other than in compliance with the above-stated restrictions shall not be recognized by us. Prospective purchasers of our ADSs should conduct their own due diligence on the accuracy of the information relation to the ADSs. Investors should consult an authorized financial adviser if they do not understand the content of this prospectus.

Our ADSs have not been authorized or licensed for offering, marketing or sale in the State of Kuwait (“Kuwait”). The distribution of this prospectus and the offering, marketing and sale of the ADSs in Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law No. 31 of 1990, and the various Ministerial Regulations issued pursuant thereto. Persons into whose possession this prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in Kuwait who approach us or any of the underwriters to obtain copies of this prospectus are required by us and the underwriters to keep such prospectus confidential and not to make copies thereof nor distribute the same to any other person in Kuwait and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the ADSs.

We will not offer to sell any ordinary shares or ADSs to any member of the public in the Cayman Islands.

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

VALIDITY OF THE SECURITIES

The validity of the ADSs and certain other legal matters as to the United States Federal and New York State law in connection with this offering will be passed upon for us by Shearman & Sterling LLP. The underwriters are being represented by Latham & Watkins LLP with respect to matters of U.S. Federal and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by Haiwen & Partners. Shearman & Sterling LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law.

EXPERTS

The combined financial statements as of December 31, 2005, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of PricewaterhouseCoopers Zhong Tian CPAs Limited Company are located at 26/F Office Tower A, Beijing Fortune Plaza, 7 Dongsanhuan Zhong Road, Chaoyang District, Beijing 100020, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited combined financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

of China Mass Media International Advertising Corp.

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, shareholder’s equity and cash flows present fairly, in all material respects, the financial position of China Mass Media International Advertising Corp. and its subsidiaries at December 31, 2005, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian CPAs Limited Company

Beijing, People’s Republic of China

June 24, 2008, except for Note 15(b), Note 15(d), Note 15(e), Note 15(f), and Note 15(g), which are as of July 23, 2008

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

COMBINED BALANCE SHEETS

		December 31,
	Notes	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					See Note 2 (t)
Assets
Current assets:
Cash and cash equivalents	2(c)	374,043,795	510,915,038	138,262,170	19,717,936
Short-term investments	2(d),4	—	2,000,000	220,000,000	31,374,786
Accounts receivable, net of allowance for doubtful accounts of RMB 1,000,000, nil and nil as of December 31, 2005, 2006 and 2007	2(e),3(c)	—	193,400	5,299,331	755,752
Prepaid expenses and other current assets	5	19,936,560	34,334,820	21,888,980	3,121,646

Total current assets		393,980,355	547,443,258	385,450,481	54,970,120

Non-current assets:
Property and equipment, net	2(f),6	3,678,941	3,749,407	2,453,044	349,835
Long-term investments	2(d),4	12,105,300	17,762,567	15,638,800	2,230,291
Prepaid rent to a related party	14	6,921,240	4,943,743	—	—
Other non-current assets		38,840	90,055	—	—

Total non-current assets		22,744,321	26,545,772	18,091,844	2,580,126

Total Assets		416,724,676	573,989,030	403,542,325	57,550,246

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable		42,783,760	294,790,032	118,546,766	16,906,270
Customer advances	2(i)	138,917,492	49,279,260	99,885,671	14,244,962
Accrued expenses and other current liabilities	7	23,914,218	26,059,685	4,754,154	678,002
Taxes payable	8(a)	16,690,543	49,668,241	14,434,229	2,058,504
Amount due to a related party	14	—	—	21,562,056	3,075,022
Payable to shareholder	14	104,278,174	16,888,187	15,644,646	2,231,125

Total current liabilities		326,584,187	436,685,405	274,827,522	39,193,885

Total Liabilities		326,584,187	436,685,405	274,827,522	39,193,885

Commitments and Contingencies	13

Shareholder’s equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized; 412,400,000 shares issued and outstanding)	10	2,812,149	2,812,149	2,812,149	401,048
Series A convertible preferred shares (US$0.001 par value; 100,000,000 shares authorized; 87,600,000 shares issued and outstanding)	10	597,343	597,343	597,343	85,189
Additional paid-in capital		18,569,177	70,656,669	46,700,503	6,660,083
Statutory reserves	12(b)	13,920,037	13,920,037	18,450,237	2,631,237
Retained earnings		54,241,783	49,317,427	60,154,571	8,578,804

Total Shareholder’s Equity		90,140,489	137,303,625	128,714,803	18,356,361

Total Liabilities and Shareholder’s Equity		416,724,676	573,989,030	403,542,325	57,550,246

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

COMBINED STATEMENTS OF OPERATIONS

		Year ended December 31,
	Notes	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					See Note 2 (t)
Revenues:	2(h)
Advertising agency services		215,448,480	245,199,859	202,637,180	28,898,628
Special events services		15,227,512	—	15,990,464	2,280,443
Production and sponsorship services		2,335,825	10,487,440	60,018,223	8,559,359

Total revenues		233,011,817	255,687,299	278,645,867	39,738,430
Less: Business tax		(19,163,154)	(20,472,011)	(23,110,351)	(3,295,829)

Total net revenues		213,848,663	235,215,288	255,535,516	36,442,601

Operating costs and expenses:
Cost of revenues		(29,311,290)	(26,734,381)	(30,147,760)	(4,299,452)
Sales and marketing expenses		(10,068,561)	(7,038,111)	(5,599,870)	(798,612)
General and administrative expenses		(8,493,644)	(5,630,563)	(8,504,520)	(1,212,853)

Total operating costs and expenses		(47,873,495)	(39,403,055)	(44,252,150)	(6,310,917)

Operating income		165,975,168	195,812,233	211,283,366	30,131,684
Interest and investment income		1,331,329	3,433,547	10,773,971	1,536,505
Other expense, net		(151,342)	(1,559,846)	(3,128,447)	(446,157)

Income before tax	8(b)	167,155,155	197,685,934	218,928,890	31,222,032
Income tax expense	8(b)	(24,738,483)	(28,270,766)	(10,618,863)	(1,514,384)

Net income		142,416,672	169,415,168	208,310,027	29,707,648

Net income allocated to participating preferred shares		(24,951,401)	(29,681,537)	(36,495,917)	(5,204,780)

Net income available to ordinary shareholders		117,465,271	139,733,631	171,814,110	24,502,868

Earnings per ordinary share, basic and diluted	9	0.28	0.34	0.42	0.06

Shares used in calculating earnings per ordinary share, basic and diluted	9	412,400,000	412,400,000	412,400,000	412,400,000

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

COMBINED STATEMENTS OF SHAREHOLDER’S EQUITY

	Ordinary Shares		Series A Convertible Preferred Shares		Additional paid-in capital	Statutory reserve	Retained earnings	Total shareholder’s equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2005	412,400,000	2,812,149	87,600,000	597,343	16,591,680	13,920,037	33,340,881	67,262,090

Net income					—	—	142,416,672	142,416,672
Deemed related party contribution (Note 14)					1,977,497	—	—	1,977,497
Dividends declared and paid (Note 11)					—	—	(121,515,770)	(121,515,770)

Balance at December 31, 2005	412,400,000	2,812,149	87,600,000	597,343	18,569,177	13,920,037	54,241,783	90,140,489

Net income					—	—	169,415,168	169,415,168
Capital injection to establish Universal					50,109,995	—	—	50,109,995
Deemed related party contribution (Note 14)					1,977,497	—	—	1,977,497
Dividends declared and paid (Note 11)					—	—	(174,339,524)	(174,339,524)

Balance at December 31, 2006	412,400,000	2,812,149	87,600,000	597,343	70,656,669	13,920,037	49,317,427	137,303,625

Net income					—	—	208,310,027	208,310,027
Deemed related party contribution (Note 14)					1,977,497	—	—	1,977,497
Appropriation of earnings to Statutory Reserve					—	18,450,237	(18,450,237)	—
Dividends declared and paid (Note 11)					—	—	(177,390,728)	(177,390,728)
Distribution of Mass Media’s net assets to shareholder (Note 1 (b))					(25,933,663)	(13,920,037)	(1,631,918)	(41,485,618)

Balance at December 31, 2007	412,400,000	2,812,149	87,600,000	597,343	46,700,503	18,450,237	60,154,571	128,714,803

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

COMBINED STATEMENTS OF CASH FLOWS

		Year ended December 31,
	Note	2005	2006	2007	2007
		RMB	RMB	RMB	US$
					See Note 2 (t)
Cash flows from operating activities:
Net income		142,416,672	169,415,168	208,310,027	29,707,648
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense		705,296	1,040,500	1,202,418	171,480
Deemed related party contribution	14	1,977,497	1,977,497	1,977,497	282,016
Investment income		—	(26,167)	(2,040,583)	(291,013)
Changes in assets and liabilities:
Accounts receivable		300,000	(193,400)	(5,105,931)	(728,170)
Prepaid expense and other current assets		17,071,456	6,578,255	(4,093,197)	(583,743)
Other non-current assets		(6,960,080)	1,926,282	1,930,830	275,361
Accounts payable		(21,426,262)	252,006,272	191,910,225	27,368,828
Customer advances		51,057,450	(89,638,232)	52,467,975	7,482,598
Accrued expenses and other current liabilities		13,993,927	2,145,467	(867,638)	(123,736)
Taxes payable		14,802,004	12,001,183	8,415,217	1,200,117

Net cash provided by operating activities		213,937,960	357,232,825	454,106,840	64,761,386

Cash flows from investing activities:
Purchase of short-term investments		—	(2,000,000)	(280,000,000)	(39,931,546)
Purchase of long-term investments		—	(6,023,350)	—	—
Purchase of property and equipment		(3,199,106)	(1,110,966)	(255,257)	(36,403)
Proceeds from investment income		—	—	1,861,139	265,422

Net cash used in investing activities		(3,199,106)	(9,134,316)	(278,394,118)	(39,702,527)

Cash flows from financing activities:
Capital injected by the shareholder to establish Universal		—	50,109,995	—	—
Movement of shareholder’s cash and investment accounts / payable to shareholder	14	1,997,250	(85,840,594)	766,967	109,379
Dividends paid	11	(121,515,770)	(174,339,524)	(177,390,728)	(25,298,164)
Net cash distributed in the Reorganization	1(b)	—	—	(370,828,921)	(52,884,900)

Net cash used in financing activities		(119,518,520)	(210,070,123)	(547,452,682)	(78,073,685)

Effect of foreign currency exchange		(2,053,385)	(1,157,143)	(912,908)	(130,192)

Net increase/(decrease) in cash and cash equivalents		89,166,949	136,871,243	(372,652,868)	(53,145,018)
Cash and cash equivalents at beginning of year		284,876,846	374,043,795	510,915,038	72,862,954

Cash and cash equivalents at end of year		374,043,795	510,915,038	138,262,170	19,717,936

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes		9,914,385	15,770,399	6,804,045	970,343
Deemed related party contribution		1,977,497	1,977,497	1,977,497	282,016

The accompanying notes are an integral part of these combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1 Organization, principle activities and reorganization

(a) Organization and principle activities

China Mass Media International Advertising Corp. (the “Company”) was incorporated under the laws of Cayman Islands in November 2007 as a company with limited liability. The Company currently conducts all of its business through Mass Media & Universal International Advertising Co., Ltd. (“Universal”), an operating subsidiary in the People’s Republic of China (the “PRC” or “China”) established in August 2006.

The Company’s predecessor was Mass Media International Advertising Co., Ltd. (“Mass Media”), a PRC company established in October 2003. Both Universal and Mass Media are ultimately controlled by Mr. Shengcheng Wang and his immediate family members. Since the establishment of Universal, the business of Mass Media was gradually assumed by Universal. The Company, its subsidiaries and Mass Media are collectively referred to as the “Group”.

The Group is one of the largest independent television advertising agency companies in China. The Group principally engaged in advertising agency services, in which the Company purchases and sells advertising time slots on leading national television channels, including 4 channels of China Central Television (“CCTV”), to its customers to allow them to reach a large audience across China. The Group also provides sales and marketing services to CCTV for special sport events and provides advertisement production and public service announcement sponsorship services to its customers.

(b) Reorganization

Prior to the consummation of the Reorganization, Universal was 70% owned by Universal International Advertising Limited (“UIAL”), a British Virgin Islands (“BVI”) company established by Mr. Shengcheng Wang’s father, and 30% owned by Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”), a PRC domestic holding company owned by Mr. Shengcheng Wang’s immediate family members. In connection with initial public offering of the Company, the Group reorganized its corporate and shareholding structure (the “Reorganization”). In November 2007, the Company was established by Mr. Shengcheng Wang in the Cayman Islands in anticipation of a listing on New York Stock Exchange. Thereafter, Mr. Shengcheng Wang’s father transferred all of the outstanding shares of UIAL to the Company, and UIAL became a wholly owned subsidiary of the Company. In June 2008, UIAL completed the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This payment was recorded as a distribution to shareholder.

In addition, as part of the Reorganization, Universal has entered into a series of agreements with Mass Media and its employees to ensure all the key business elements of Mass Media were assumed by Universal by December 30, 2007, including the transfer of substantially all equipment and copyrights for public service announcements of Mass Media in exchange for cash consideration of RMB 21,562,056. Since Mass Media and Universal are commonly controlled by Mr. Shengcheng Wang and his immediate family members, the transaction has been accounted for as a transaction between commonly controlled entities. Historical assets and liabilities and results of operations of Mass Media have been included in the historical combined financial statements of the Group for all the periods presented up to December 30, 2007. The consideration paid over carrying value of the transferred assets of RMB 19,107,567. The total consideration of RMB 21,562,056 is included in the RMB 41,485,618 distribution to shareholders.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

Effective from December 30, 2007, Mass Media will not be part of the Group or involved in the continuing business operations of the Group. As a result, Mass Media was excluded from the Group. The exclusion was accounted for as a distribution to shareholders. The fair values of the assets and liabilities that remain with Mass Media approximate their carrying values at December 31, 2007. Mass Media does not have any contingent liabilities and there was no contingent liability arising from the exclusion of Mass Media. The following assets and liabilities of Mass Media were excluded from the combined financial statements as at December 31, 2007:

RMB
Cash and cash equivalents	370,828,921
Short-term investments	62,000,000
Amount due from Universal	21,562,056
Prepaid expenses and other assets (see note (i) below)	37,337,554
Property and equipment, net (see note (ii) below)	349,202
Long-term investments—Chinese government bond (see also Note 4)	1,057,567

Total assets	493,135,300

Accounts payable	368,153,491
Customer advances (see also note 14(b) to the unaudited interim condensed combined financial statements)	1,861,564
Accrued expenses and other current liabilities (see note (iii) below)	20,437,893
Taxes payable (see note (iv) below)	61,196,734

Total liabilities	451,649,682
Shareholder’s equity	41,485,618

Total liabilities and shareholder’s equity	493,135,300

Notes:

(i)	Prepaid expenses and other assets

RMB
Bidding deposits to CCTV	1,700,000
Deferred business tax and related surcharges	29,040,279
Interest receivable from bank deposits	2,712,913
Prepaid rental fee refund receivable from Mr. Zhiyi Wang (see also note 14(c))	2,966,246
Others	918,116

Total	37,337,554

(ii)	Property and equipment

RMB
Computers and electronic equipment	66,614
Office equipment	57,541
Office furniture	225,047

Total	349,202

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(iii)	Accrued expenses and other liabilities

RMB
Accrued expenses	559,150
Statutory staff welfare fund	15,095,001
Accrued interest payable on late payment of income taxes	4,542,436
Other payables	241,306

Total	20,437,893

(iv)	Taxes payable

RMB
Business tax and related surcharges payable	29,920,729
Income tax payable	31,276,005

Total	61,196,734

2 Summary of Significant Accounting Policies

(a) Basis of preparation and combination

The combined financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The Reorganization has been accounted for as a reorganization of businesses under common control in a manner similar to a pooling of interests. The entities that were under common control of Mr. Shengcheng Wang and his immediate family members but were managed separately from the Group were excluded from the Group. The accompanying combined statements of operations and combined statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the years ended December 31, 2005, 2006 and 2007 or since their respective dates of incorporation. The accompanying combined balance sheets have been prepared to present the financial position of the Group as of December 31, 2005, 2006 and 2007 as if the current group structure had been in existence as of these dates. All significant intra-group transactions and balances have been eliminated on combination.

On this basis, the combined financial statements of the Group include the financial statements for each of the three years ended December 31, 2005, 2006 and 2007 of the Company, its subsidiary companies and Mass Media except that the assets and liabilities retained by Mass Media were included up to December 30, 2007, the effective date of the Reorganization. No adjustments have been made to the statements of results of operations for any of the periods presented as a result of the exclusion of Mass Media from the Group on the date of the Reorganization.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Use of estimates

The preparation of the combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s combined financial statements mainly include the estimation of amounts to be recognized as revenues, accounts payable, customer advances and taxes payable in relation to certain contracts with CCTV.

(c) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks, which have original maturities of three months or less.

(d) Short and long-term investments

Short-term investments include time deposits placed with banks with original maturities of more than three months but less than one year, investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity. Realized gains or losses are charged to the combined statements of operations during the period in which the gain or loss is realized. The Group recognized nil and nil, and RMB 1,960,289 gains from the available-for-sale investments for the years ended December 31, 2005, 2006 and 2007, respectively. There were no material unrealized gains (losses) at the end of each reporting period presented.

Long-term investments include time deposits placed with a bank and Chinese government bond with original maturities greater than one year. The investment in Chinese government bond is classified as held-to-maturity investment as the Group has both the intent and the ability to hold the bond until maturity. The difference between the recorded cost and the fair value was not significant at the end of each reporting period presented.

The Group considers available evidences, including the duration and extent to which declines in fair value of the available-for-sale and held-to-maturity investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the decline is considered other than temporary, the unrealized loss is recorded as other expense in the combined statement of operations. For each period presented, the Company did not record any charges to write down investments.

(e) Allowances for doubtful accounts

The Group provides specific provisions for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Allowances for doubtful accounts charged to the statement of operations were RMB 1,000,000, nil, and nil for the years ended December 31, 2005, 2006 and 2007, respectively. Accounts receivable were stated net of such provisions.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(f) Property and equipment, net

Property and equipment is stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight-line basis over the following estimated useful lives:

Computers and electronic equipment	3 years
Office equipment	5 years
Office furniture	5 years
Vehicles	5 years

Expenditures for repairs and maintenance are expenses as incurred. The gain or loss on disposal of property and equipment, if any, is the difference between the net sales proceeds and the carrying amount of the disposed assets, and is recognized in the combined statements of operations upon disposal.

(g) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in the circumstances indicate that the carrying value of an asset may not be recoverable. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flows associated with the related assets. The Group recognizes impairment of long-lived assets in the event that the book value of such assets exceeds the estimated future discounted cash flows attributable to such assets. No impairment of long-lived assets was recognized for any of the periods presented.

(h) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, revenue arrangements involving multiple deliverables are broken down into single-element arrangements based on their relative fair value for revenue recognition purposes, when possible. When there is no objective and reliable evidence of the fair value of the undelivered items, the Group recognizes revenue of the elements delivered as a single unit of accounting.

The Group has adopted the net presentation for business tax (“BT”) and related surcharges pursuant to EITF No. 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements”, i.e., BT and related surcharges are excluded from the net revenues. BT and related surcharges are approximately totalling 8% of the revenues.

Revenues presented in the combined statements of operations include revenues from advertising agency services, special events services, and production and sponsorship services.

Advertising agency services

The revenues from advertising agency services are recognized net of agency rebates, rateably over the period in which the agency fees are earned.

Agency service fees represent the difference of the amount the Group charges to customers and the amount the Group pays to the media suppliers. Agency service fees are generally earned on the date of broadcast. In the vast majority of the advertising agency arrangements, the Group contracts directly with the media

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

suppliers and is responsible for the payments to the media suppliers. In compliance with EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent”, the Group assesses whether itself or the media supplier is the primary obligor. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, discretion in supplier selection and credit risk to the vendor. As a result of the assessment, the Group records the net amounts of gross billings to customers less media fees as revenues because the Group believes that the media suppliers, not the Group, is the primary obligor in these arrangements. In addition, given the industry practice of generally recording revenue on a net versus gross basis, the Group believes that there would have to be strong evidence in place to overcome the presumption of net revenue accounting.

Special events services

On an ad hoc basis, the Group provides sales and market support services for special events to CCTV under general framework agreements. The fees for such services are determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Group generally receives a certain percentage of the total advertising revenues that CCTV Channels 1 and 2 earned from the special events as its compensation; however, the Group does not receive the underlying information with which to estimate the compensation amount. As such, the Group recognizes revenues from such services when it receives statements from CCTV after the services are performed. Costs of special events services are expensed as incurred. No amounts were pending as of December 31, 2007.

Production and sponsorship services

Revenues from production services are recognized in the period in which the advertisement is delivered to clients, provided that no additional performance obligations remain. Revenues from sponsorship services primarily include production of public service announcements with sponsors’ brand names and broadcasting them, as well as the announcements supplied by clients, in the public service announcements time slots that are allocated to the Group. The revenues from sponsorship for public service announcements are recognized ratably over the period in which the public service announcements are broadcast when all other revenue recognition criteria were met.

(i) Customer advances

Customer advances represent advances received from customers for the advertising agency service fees, production and sponsorship service fees and media fees to be paid to the media suppliers. These advances are refundable to the customers if the media suppliers are unable to deliver the broadcast services.

(j) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the combined statements of operations on a straight-line basis over the terms of the underlying lease.

(k) Purchase commitments

The Group evaluates purchase commitments, including commitments made under guaranteed minimum payment contracts, for future losses and will accrue for any losses during the period in which such losses are anticipated.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(l) Advertising expenses

The Group expenses advertising costs as incurred. There were no material advertising expenses during the periods presented.

(m) Foreign Currency Translation

The Group’s functional and reporting currency are the Renminbi (“RMB”). Transactions denominated in currencies other than RMB are translated into RMB at the exchange rate quoted by the People’s Bank of China (“PBOC”) prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the combined statements of operations. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. All such exchange gains and losses are included in the combined statements of operations.

(n) Income taxes

On January 1, 2007, the Group adopted the Financial Accounting Standard Board’s (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 clarified the accounting for uncertainty in an enterprise’s financial statements by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires management to evaluate its open tax positions that exist on the date of initial adoption in each jurisdiction. The Group does not have any significant uncertain tax positions and there was no effect on its financial condition or results of operations as a result of implementing FIN 48.

Under the Enterprise Income Tax Law (the “New EIT Law”) adopted by the Chinese National People’s Congress in March 2007, effective from January 1, 2008, dividends from earnings made after January 1, 2008, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The BVI, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary will reduce the Group’s net income in accordance with APB 23. It is the Company’s intention to permanently reinvest part of the earnings made by our PRC foreign-invested enterprise. Starting from January 1, 2008, we accrue 10% withholding tax on those earnings from China operations that we have no intention to permanently reinvest.

(o) Comprehensive income

The Group has adopted the provision of SFAS No. 130, Reporting Comprehensive Income (“SFAS No. 130”). SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances. SFAS No. 130 defines comprehensive income (loss) to include all changes in equity, including adjustments to minimum pension liabilities, accumulated foreign currency transaction, and unrealized gains or losses on marketable securities, except those resulting from investments by owners and distributions to owners. There have been no sources of other comprehensive income (loss) during the periods covered by these consolidated financials statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(p) Fair value of financial instruments

Financial instruments include cash and cash equivalents, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities. As of December 31, 2005, 2006 and 2007, the carrying values of cash and cash equivalents, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

(q) Earnings per share

In accordance with SFAS No. 128, “Earnings per Share”, the Group presents basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation in loss periods as their effects would be anti-dilutive.

(r) Segment reporting

The Group operates and manages its business as a single segment. As the Group generates all of its revenues from customers in the PRC, no geographical segments are presented.

(s) Recently issued accounting standards

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS No. 157 also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS No. 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. SFAS No. 157 does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently evaluating whether the adoption of SFAS No. 157 will have a significant effect on its combined financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the Group’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the Group has chosen to use fair value on the face of the balance sheet. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Group is currently evaluating whether the adoption of SFAS No. 159 will have a significant effect on its combined results of operations and financial position.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose to investors and other users all of the information they need to

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

evaluate and understand the nature and financial effect of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after December 15, 2008. The Group is currently evaluating whether the adoption of SFAS No. 141(R) will have a significant effect on its combined results of operations and financial position in fiscal year 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160 (revised 2007), “Noncontrolling Interests in Consolidated Financial Statements” (“SAFS No. 160”). SFAS No. 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008, and requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS 160 shall be applied prospectively. The Group is currently evaluating whether the adoption of SFAS No. 160 will have a significant effect on its combined results of operations and financial position in fiscal year 2009.

(t) Convenience translation

Translations of amounts in the combined balance sheets and combined statements of operations as of and for the year ended December 31, 2007 from RMB into United States dollars (“USD”) are solely for the convenience of the reader and were calculated at the rate of USD 1.00 = RMB 7.0120, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on March 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on December 31, 2007, or at any other rate.

3 Concentration and Risks

(a) Media supplier

The Group’s business substantially depends on CCTV. The Group relies on its access to advertising time slots on CCTV, to broadcast the customers’ advertisements. Any unfavorable change of CCTV’s advertising model, any change that adversely affect CCTV’s marketing option or limitation on our access to desired television time slots could harm the effectiveness and attractiveness of the Group’s advertising services.

(b) Major customers

A summary of the customers who accounted for 10% or more of the Group’s combined revenues is as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Customer A	32,763,420	34,264,056	33,861,834
Customer B	*	*	28,173,600
Customer C	*	28,319,780	*
Customer D	30,099,108	33,944,263	27,962,295

*	Revenues from this customer during the period presented were less than 10% of the Group’s combined revenues.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, short and long-term investments and accounts receivable. The Group places its cash, cash equivalents, short and long-term investments with financial institutions that management believes are of high-credit ratings and quality.

The Group primarily collects revenues for advertising services up front and has not experienced significant losses from uncollectible accounts. The Group will continue to evaluate its collection experience and will provide for an allowance for doubtful accounts as appropriate.

(d) Foreign currency risk

A majority of the Group’s sales and expenses transactions and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

4 Short and Long-Term Investments

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Short-term investments:
Investment funds	—	—	220,000,000
Bank time deposits with original maturities more than three months but shorter than one year	—	2,000,000	—

Total	—	2,000,000	220,000,000

Long-term investments:
Chinese government bond (see also note 1(b))	—	1,026,167	—
Bank time deposits with original maturities more than one year	12,105,300	16,736,400	15,638,800

Total	12,105,300	17,762,567	15,638,800

The fair value of above short and long-term investments approximately equal to their carrying value and there were no unrealized gains or losses as of December 31, 2006 and 2007.

At December 31, 2007, the Group has invested RMB 220,000,000 into certain investment funds issued by Industrial and Commercial Bank of China. Industrial and Commercial Bank of China has guaranteed the principal sum invested by the Group.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

5 Prepaid Expenses and Other Current Assets

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Bidding deposits to CCTV	17,608,000	12,000,000	9,500,000
Deferred business tax and related surcharges	—	20,976,515	9,483,741
Others	2,328,560	1,358,305	2,905,239

Total	19,936,560	34,334,820	21,888,980

6 Property and Equipment, Net

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Computers and electronic equipment	790,324	902,462	147,214
Office equipment	230,955	296,433	123,567
Office furniture	498,883	502,233	19,451
Vehicles	2,940,238	3,870,238	2,163,706

Total	4,460,400	5,571,366	2,453,938
Less: accumulated depreciation	(781,459)	(1,821,959)	(894)

Net book value	3,678,941	3,749,407	2,453,044

The depreciation expenses for property and equipment were RMB 705,296, RMB 1,040,500 and RMB 1,202,418 for the years ended December 31, 2005, 2006 and 2007, respectively.

On December 30, 2007, in connection with the Reorganization, Mass Media sold most of its property and equipment to Universal at their net book values. Certain equipment, with net book values of RMB 349,202 (cost of RMB 1,285,539 and accumulated depreciation of RMB 936,337) were retained by Mass Media and distributed to the shareholders as part of the Reorganization (see Note 1(b)).

7 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Deposits from customers	7,400,000	7,100,000	2,700,000
Accrued professional fees	1,275,000	2,550,000	1,500,000
Statutory staff welfare funds	15,146,228	15,095,001	—
Others	92,990	1,314,684	554,154

Total	23,914,218	26,059,685	4,754,154

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

8 Taxation

(a) Taxes payable

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Income tax payable	14,862,938	27,414,519	—
Business tax and related surcharges payable	1,749,199	22,181,605	14,353,264
Other taxes payable	78,406	72,117	80,965

Total	16,690,543	49,668,241	14,434,229

(b) Income tax

The Company was incorporated in Cayman Islands and only has operation in the PRC.

Components of income before income taxes are as follows:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Income subject to Cayman Islands and BVI operation	—	—	—
Income subject to the PRC operation	167,155,155	197,685,934	218,928,890
Income before tax	167,155,155	197,685,934	218,928,890
Income tax expenses applicable to the PRC operations	24,738,483	28,270,766	10,618,863
Effective tax rate for PRC operations	14.8%	14.3%	4.9%

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

China

Pursuant to the PRC Income Tax Laws, the Enterprise Income Taxes (“EIT”) are generally assessed at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Under current PRC rules and policies, an enterprise established in the Shenzhen Special Economic Zone (“SZSEZ”) is entitled to a preferential EIT rate of 15% for the income generated from operations within SZSEZ and the local income tax is exempted for both the operations within and outside of SZSEZ. In addition, such enterprises are further entitled to a one-year EIT exemption followed by two years of a 50% tax reduction when certain criteria can be met, commencing from the first cumulative profit-making year net of losses carried forward. Mass Media and Universal were both established in the Shenzhen Special Economic Zone and enjoying preferential tax treatments.

On March 16, 2007, the National People’s Congress adopted the New EIT Law, which became effective from January 1, 2008 and replaced the existing separate income tax laws for domestic enterprises and foreign-invested enterprises by adopting unified income tax rate of 25% for most enterprises. In accordance with the New

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

EIT Law, there will be a transition period for enterprises, whether foreign-invested or domestic, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. In accordance with the tax holiday grandfathering provision, Universal is under tax holiday preferential treatment for the year ended December 31, 2007. It will continue to enjoy a 50% tax reduction from the preferential EIT rate if certain criteria can be met for the years ended December 31, 2008 and 2009. Thereafter, Universal’s tax rate will transit from then preferential rates to the new uniform tax rate of 25% from 2010 to 2012 and the unused tax holiday is grandfathered till they expire.

Under the New EIT Law, effective from January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary will reduce the Group’s net income. On Feburary 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors.

Under the New EIT Law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of the Group’s management members are based in the PRC. If the PRC tax authorities subsequently determine that the Company or UIAL should be classified as a resident enterprise, then the Group’s or UIAL’s worldwide income will be subject to the income tax at a uniform rate of 25%. The New EIT Law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if the Company and UIAL are classified as resident enterprises, the dividends received from the Group’s PRC subsidiary may be exempted from the withholding income tax. However, it remains unclear how the PRC tax authorities will interpret the treatment of an offshore company having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Year ended December 31,
	2005	2006	2007
Statutory income tax rate	33.0%	33.0%	33.0%
Effect of tax holiday	-14.8%	-14.3%	-26.6%
Effect of preferential tax rate for operations in SZSEZ	-6.4%	-5.0%	-1.9%
Permanent book-tax differences	3.0%	0.6%	0.4%

Effective tax rate	14.8%	14.3%	4.9%

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Year ended December 31,
	2005	2006	2007
The aggregate dollar effect	24,777,323	28,321,981	58,181,558
Per share effect, basic and diluted	0.05	0.06	0.12

(c) Business tax (“BT”) and related surcharges

The Group is subject to BT and related surcharges levied on advertising services in China, which are approximately 8% of the advertising revenues. Deferred business tax and related surcharges assets are recognized when the tax invoice has not been received from the media suppliers for the media fees accrued. Upon receipt of the tax invoice from the media suppliers, the deferred business tax and related surcharges assets are offset against the business tax and related surcharges payable.

9 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Numerator:
Net income	142,416,672	169,415,168	208,310,027
Net income allocated to participating Series A convertible preferred shares	(24,951,401)	(29,681,537)	(36,495,917)

Net income available to ordinary shareholders	117,465,271	139,733,631	171,814,110

Numerator for computing earnings per ordinary share, basic and diluted	117,465,271	139,733,631	171,814,110

Numerator for computing earnings per preferred shares, basic and diluted	24,951,401	29,681,537	36,495,917

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted earnings per ordinary share	412,400,000	412,400,000	412,400,000
Weighted average preferred shares outstanding used in computing basic and diluted earnings per preferred share	87,600,000	87,600,000	87,600,000

Earnings per ordinary share, basic and diluted	0.28	0.34	0.42
Earnings per preferred share, basic and diluted	0.28	0.34	0.42

10 Ordinary Shares and Series A Convertible Preferred Shares (“Preferred Shares”)

The Company is authorized to issue 900,000,000 ordinary shares and 100,000,000 preferred shares, at par value of USD 0.001 per share. On November 13, 2007 the Group issued 1,000 ordinary shares to Mr. Shengcheng Wang, for cash consideration of USD 0.001 (adjusted for the effect of the share split on July 17, 2008).

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

On March 6, 2008, the Company issued 99,000 ordinary shares for cash consideration of USD 99 (adjusted for the effect of the share split on July 17, 2008) to two companies controlled by Mr. Shengcheng Wang, the Company’s chairman and chief executive officer. Such issuance was accounted for in a manner similar to a share split.

On June 16, 2008, the Company issued 412,300,000 ordinary shares for cash consideration of USD 412 (adjusted for the effect of the share split on July 17, 2008). After the issuance, the issued and outstanding ordinary shares of the Company increased to 412,400,000 (adjusted for the effect of the share split on July 17, 2008). At the same time, the Company issued 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 17, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD 88. Both issuances were accounted for in a manner similar to a share split.

On June 16, 2008, the Company issued a total of 87,600,000 Preferred Shares to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD 88 (876 Preferred Shares for each then outstanding ordinary share, adjusted for the effect of the share split on July 17, 2008). Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into investment agreements with a group of third parties and sold the Preferred Shares at USD 60 million. When the existing shareholders controlled by Mr. Shengcheng Wang sold the Preferred Shares, they granted additional rights to the group of third parties with no recourse back to the Company. None of the proceeds from the sale proceeds were received by the Company.

The Preferred Shares have been treated as a stock split because the purpose of the Preferred Shares issuance was to obtain wider distribution and improve marketability of the Company’s equity, and that the issuance did not grant the existing shareholders controlled by Mr. Shengcheng Wang any additional ownership rights to the residual net assets of the Company they did not have previously.

On July 17, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

Accordingly, all shares and per share amounts in the accompanying combined financial statements have been revised on a retroactive basis to reflect the effect of the issuances on March 6, 2008, June 16, 2008, and July 17, 2008.

On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the Preferred Shares for USD 60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company.

Key terms of the Preferred Shares are summarized as follows:

Conversion

Each holder of Preferred Shares shall have the right to convert at any time all the Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Board of Directors at a price per share implying a post-money

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

valuation of the Group of at least US$450 million and raising at least US$45 million (before deduction of underwriting discounts and registration expenses).

The existing shareholders controlled by Mr. Shengcheng Wang have agreed to convert all the existing Preferred Shares into ordinary shares upon completion of the Company’s public offering.

Liquidation

On the event of any liquidation event, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

Voting Rights

Each Preferred Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

11 Dividends

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Ordinary dividend declared and paid attributable to earnings from the period	77,795,951	95,484,319	88,355,415
Ordinary dividend declared and paid attributable to earnings from the previous years	43,719,819	78,855,205	89,035,313

Total dividend declared and paid during the period	121,515,770	174,339,524	177,390,728
Distribution of Mass Media’s net assets to shareholder	—	—	41,485,618

Total	121,515,770	174,339,524	218,876,346

12 Mainland China Contribution Plan and Profit Appropriation

(a) China contribution plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The total contribution for such employee benefits were not material for the periods presented.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Statutory reserves

Universal and Mass Media are required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital. The Group did not contribute to the statutory surplus reserve for the years ended December 31, 2005 and 2006 as Mass Media’s reserve balance has achieved 50% of the registered capital. The Group had appropriated RMB 18,450,237 to the statutory surplus reserve for the year ended December 31, 2007 following the first year of operation for Universal in accordance with the PRC GAAP.

(c) Statutory staff welfare funds

Prior to January 1, 2006, Mass Media was required to make appropriation to statutory staff welfare funds, based on after-tax net income determined in accordance with PRC GAAP. The statutory staff welfare funds are established for the purpose of providing employee facilities and other collective benefits to the employees and are classified as current liabilities in the balance sheets. Subsequent to January 1, 2006, appropriation to the statutory staff welfare funds is made at the discretion of the Board of Directors, and the Board of Directors determined not to appropriate statutory staff welfare funds. As of December 31, 2005 and 2006, the balances of the statutory staff welfare funds were RMB 15,146,228 and RMB 15,095,001, respectively. The balance of statutory staff welfare fund has been retained by Mass Media following the Reorganization and Universal had not made any appropriation to the statutory staff welfare fund for the year ended December 31, 2007.

13 Commitments and Contingencies

(a) Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the years ended December 31, 2005, 2006, and 2007 were RMB 4,075,881, RMB 4,079,527, and 4,140,498, respectively.

On December 30, 2007, the Group has entered into lease arrangements with two related parties, Mr. Shengcheng Wang’s father and Guang Er Gao Zhi Film and Television Production Co., Ltd. for a period of ten years for the premises where the principal office locates.

As at December 31, 2007, the Group has commitments under non-cancelable operating leases to make minimum payments as follows:

RMB
2008	3,753,240
2009	3,753,240
2010	3,753,240
2011	3,753,240
2012	3,753,240
Thereafter	18,766,200

37,532,400

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Operating guaranteed minimum payment contract

To secure exclusive access to some advertising time slots on CCTV, the Group sometimes enters into guaranteed minimum payment contracts with CCTV. Under these agreements, the Group has committed to procure certain time slots at a guaranteed minimum amount. As of December 31, 2007, the Group had a guaranteed minimum payment of RMB 127,500,000 to secure exclusive access to the 2008 Chinese New Year Gala program with CCTV.

(c) Capital and other commitments

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2007.

(d) Legal contingencies

The Group is not currently a party to, nor is it aware of, any legal proceeding, investigation or claim which, in the opinion of the Group, is likely to have a material adverse effect on its business, financial condition or results of operations. The group has not recorded any legal contingencies as of December 31, 2007.

14 Related Party Transactions

(a) The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group
Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang
Shenzhen He Hua Investment Consulting Co., Ltd. (“Shenzhen He Hua”)	Under the control of Mr. Shengcheng Wang’s immediate family members
Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s immediate family members
Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s immediate family members
Guang Er Gao Zhi Film and Television Production Co., Ltd. (“Guang Er Gao Zhi FTP”)	50% controlled by Beijing Guang Er Gao Zhi
Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s immediate family members

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(b) Details of significant related party transactions are as follows during the periods presented:

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Lease office premise from Mr. Zhiyi Wang	1,977,497	1,977,497	1,977,497
Lease office premise from Guang Er Gao Zhi FTP*	1,977,497	1,977,497	1,977,497
Purchase consulting service from Shenzhen He Hua	950,000	300,000	—
Purchase advertising agency service from Guang Er Gao Zhi FTP	400,000	2,561,280	—
Provide advertising agency service to Shenzhen Guang Er Gao Zhi	5,488,535	—	—
Provide advertising agency service to Beijing Guang Er Gao Zhi	556,200	—	—
Purchase of equipment and public service announcement film inventory from Mass Media (see Note 1(b))	—	—	21,562,056

*	Guang Er Gao Zhi FTP allowed the Group to use its office space at no charge during the periods presented. The Group recorded the rent expense for the space used at market price and treated it as contribution from related party. The group recorded the related contribution of RMB 1,977,497, RMB 1,977,497, RMB 1,977,497 as additional paid-in capital for the years ended December 31, 2005, 2006 and 2007, respectively.

Prior to February 15, 2008, UIAL’s shareholder and his immediate family used the cash and investment accounts of UIAL to hold their personal cash and investments. On February 15, 2008, such cash and investment amounts were transferred to a company outside of the Group controlled by the shareholder’s immediate family. The cash and investment balances were included in the combined balance sheets and accounted for as loan from shareholder during the periods presented. Since the cash and investment balances were held on trust for the shareholder, no interest expense for the loan or investment income for the cash and investment account were recognized by the Group. The net movements of these balances were included as financing activities in the combined statements of cash flows.

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Cash and cash equivalent	92,172,874	151,787	5,846
Long-term investments	12,105,300	16,736,400	15,638,800

Total	104,278,174	16,888,187	15,644,646
Payable to shareholder	104,278,174	16,888,187	15,644,646

	Year ended December 31,
	2005	2006	2007
	RMB	RMB	RMB
Movement of shareholder’s cash and investment accounts / payable to shareholder, excluding effect of foreign currency exchange	1,997,250	(85,840,594)	766,967

In December 2007, the Group entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency that has secured advertising rights relating to a number of television programs on CCTV. Guang Er Gao Zhi FTP is 50%-owned by CCTV and 50%-owned by Beijing Guang Er Gao Zhi. Beijing Guang Er Gao Zhi is controlled by the parents of Mr. Shengcheng Wang. Under the framework agreement, the Group has obtained the exclusive right from Guang Er Gao Zhi FTP to procure advertisers for the advertising time slots Guang Er Gao Zhi FTP has secured from CCTV, effective January 1, 2008.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Details of amount due from/to related parties were as follows:

	December 31,
	2005	2006	2007
	RMB	RMB	RMB
Prepaid rental expenses to Mr. Zhiyi Wang	6,921,240	4,943,743	—
Due to Mass Media (see note 1(b))	—	—	21,562,056
Payable to shareholder	104,278,174	16,888,187	15,644,646

As part of the Reorganization, Mass Media will no longer be part of the Group, effective from December 30, 2007. The remaining balance of prepaid rental expenses had been distributed to the shareholders (see Note 1(b)).

The Group loaned RMB 2,000,000 to Beijing Guang Er Gao Zhi in 2005 with no interest, such amount had been repaid before December 31, 2005.

The Group loaned RMB 1,500,000 to Beijing Mass Media Web Media in 2007 with no interest, such amount had been repaid before December 31, 2007.

15 Subsequent Events

(a) On January 22, 2008, Universal entered into an exclusive advertising service agency contract with Guang Er Gao Zhi FTP, a related party, to secure exclusive access to some advertising time slots that Guang Er Gao Zhi FTP obtained from CCTV Channel 2 and Channel 4. In accordance with such agency contract, the Group has guaranteed a minimum payment of RMB 141,120 per day for each day the First News program is broadcast on CCTV Channel 2, a fixed amount of RMB 163,200,000 for advertising time slots for certain CCTV Channel 4 programs and the Group paid a guarantee deposit of RMB 1,000,000 to Guang Er Gao Zhi FTP.

(b) On April 16, 2008, Universal received a subpoena from the Shenzhen Municipal Futian District Court (“Court”) to appear as the defendant of a commercial legal dispute. A customer of Universal complained to the Court alleging that some of the advertisements it had contracted with Universal to be broadcast in February 2008 were not broadcast. The customer applied to the Court to cancel the one year advertising contracts signed with Universal starting from March 15, 2008 and demanded compensation of RMB 3,328,654. The Group believes that Universal did not violate any terms of the corresponding advertising contracts, and no missing advertisements were noted in the broadcasting report issued by a research company authorized by CCTV. The Group continued to broadcast the advertisements according to the contracts until June 30, 2008.

In July 2008, Universal filed countersuits against this customer for its unpaid advertising fees and damages of approximately RMB24.8 million under the contracts.

The Group has not recognized any revenue from this customer since April 1, 2008. As of June 30, 2008, the outstanding receivable balance from this customer was RMB 4.8 million. The unsecured receivable balance of RMB 2.5 million was fully reserved as of June 30, 2008.

The first court hearing date has been scheduled for July 30, 2008. The Group is not able to predict the results of the litigation.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

(c) On May 15, 2008, the board of directors of Universal declared to pay dividends of RMB 97,316,049 to the existing shareholders, including RMB 68,121,234 to UIAL and RMB 29,194,815 to Shenzhen Guang Er Gao Zhi, respectively. On June 20, 2008, the board of directors of Universal declared to pay dividends of RMB 28, 213, 880 to the existing shareholder, UIAL. On June 23, 2008, the directors of UIAL declared to pay dividends of RMB 96,335,114 to its existing shareholder, the Company. On the same day, the directors of the Company declared to pay dividends of RMB 96,335,114 to its existing shareholders.

(d) On June 16, 2008, the Company issued a total of 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 17, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD 88. Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders entered into investment agreements with a group of third parties and sold the shares for USD 60 million. On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the shares for USD 60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company. The Preferred Shares issuance was treated as a stock split. The existing shareholders controlled by Mr. Shengcheng Wang have agreed to convert all the existing Preferred Shares into ordinary shares upon completion of the Company’s public offering.

(e) On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

(f) On July 1, 2008 the Company adopted the 2008 Equity Incentive Plan and awarded share options to certain executive officers, directors, employees and consultants to purchase 42,891,000 ordinary shares of the Company at an exercise price of US$0.68 per share (adjusted for the effect of the share split on July 17, 2008). The share options granted vest over 4 years and have a contractual term of 10 years. Some of the share options are subject to certain performance conditions. For share options granted to executive officers, directors and employees, the Company will account for these share options in accordance with SFAS 123(R) “Share-Based Payment”. For share options granted to consultants, the Company will account for these share options in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company will estimate the fair value of the share options using an option pricing model and the assumption of the fair market value of underlying shares will be based on the mid-point of the estimated range of the initial public offering price of this offering.

(g) On July 17, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

16 Additional Information—Condensed Financial Statements of the Company

Rule 12-04(a) and 4-08(e)(3) of Regulation S-X require condensed financial information as to financial position, changes in financial position and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. As of December 31, 2007, approximately RMB 68,450,237 of the Group’s combined net assets was not available for distribution. However, the Company was only incorporated in the Cayman Islands on November 13, 2007 and became the ultimate holding company of the Group following the Reorganization as described in Note 1. The Company did not have any activities other than holding its equity investment in its subsidiary since inception. Hence, only the condensed balance sheet of the Company was presented.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

CONDENSED FINANCIAL INFORMATION OF

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

CONDENSED BALANCE SHEET

December 31, 2007
RMB
Assets
Investment in subsidiaries	128,714,803

Total assets	128,714,803

Liabilities and Shareholders’ equity
Total liabilities	—

Shareholder’s equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized; 412,400,000 shares issued and outstanding)	2,812,149
Series A convertible preferred shares (US$0.001 par value; 100,000,000 shares authorized, 87,600,000 shares issued and outstanding)	597,343
Reserves	125,305,311

Total Shareholder’s Equity	128,714,803

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE COMBINED FINANCIAL STATEMENTS—(Continued)

CONDENSED FINANCIAL INFORMATION OF

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

Notes to the Condensed financial statements

(a)	The condensed balance sheet of the Company has been prepared in accordance with accounting principles generally accepted in the United States (“US GAAP”) except for accounting of the Company’s subsidiaries and certain footnote disclosures as described below.

(b)	The Company records its investment in its subsidiaries under the equity method of accounting as prescribed in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. Such investment is presented on the balance sheet as “Investment in subsidiaries” and 100% of the net income of the subsidiaries as “Equity in net results of subsidiaries” on the statement of operations.

(c)	The Subsidiaries did not pay any dividend to the Company for the periods presented.

(d)	Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company and, as such, these statements should be read in conjunction with the notes to the combined financial statements of the Company.

(e)	The Company did not have any significant commitment as at December 31, 2007.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

CONDENSED COMBINED BALANCE SHEETS

	Notes	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED	UNAUDITED
		December 31, 2007	March 31, 2008	March 31, 2008	March 31, 2008	March 31, 2008
		RMB	RMB	US$	RMB	US$
				See Note 2 (e)	Pro-forma See Note 15(c)	See Note 2(e)
Assets
Current assets:
Cash and cash equivalents		138,262,170	163,455,470	23,310,820	163,455,470	23,310,820
Short-term investments	2(b),4	220,000,000	455,000,000	64,888,762	455,000,000	64,888,762
Notes receivable		—	5,944,241	847,724	5,944,241	847,724
Accounts receivable	3(c)	5,299,331	26,143,957	3,728,459	26,143,957	3,728,459
Prepaid expenses and other current assets	5	21,888,980	43,795,282	6,245,762	43,795,282	6,245,762
Deposit paid to a related party	14	—	1,000,000	142,613	1,000,000	142,613

Total current assets		385,450,481	695,338,950	99,164,140	695,338,950	99,164,140

Non-current assets:
Property and equipment, net	6	2,453,044	2,289,169	326,464	2,289,169	326,464
Long-term investments	2(b),4	15,638,800	—	—	—	—

Total non-current assets		18,091,844	2,289,169	326,464	2,289,169	326,464

Total Assets		403,542,325	697,628,119	99,490,604	697,628,119	99,490,604

Liabilities and Shareholder’s Equity
Current liabilities:
Accounts payable		118,546,766	343,246,331	48,951,274	343,246,331	48,951,274
Customer advances		99,885,671	35,006,225	4,992,331	35,006,225	4,992,331
Dividend payable		—	—	—	125,529,929	17,902,158
Accrued expenses and other current liabilities	7	4,754,154	11,334,234	1,616,405	11,334,234	1,616,405
Taxes payable	8(a)	14,434,229	45,246,053	6,452,660	45,246,053	6,452,660
Amount due to related parties	14	21,562,056	68,704,412	9,798,119	83,704,412	11,937,309
Payable to shareholder	14	15,644,646	—	—	—	—

Total current liabilities		274,827,522	503,537,255	71,810,789	644,067,184	91,852,137

Total Liabilities		274,827,522	503,537,255	71,810,789	644,067,184	91,852,137

Commitments and Contingencies	13
Shareholder’s equity:
Ordinary shares (US$0.001 par value; 900,000,000 shares authorized; 412,400,000 shares issued and outstanding; 500,000,000 outstanding on a pro-forma basis as of March 31, 2008)	10	2,812,149	2,812,149	401,048	3,409,492	486,237
Series A convertible preferred shares (US$0.001 par value; 100,000,000 shares authorized, 87,600,000 shares issued and outstanding; none outstanding on a pro-forma basis as of March 31, 2008)	10	597,343	597,343	85,189	—	—
Additional paid-in capital		46,700,503	46,701,206	6,660,183	31,701,206	4,520,993
Statutory reserves	12(b)	18,450,237	18,450,237	2,631,237	18,450,237	2,631,237
Retained earnings		60,154,571	125,529,929	17,902,158	—	—

Total Shareholder’s Equity		128,714,803	194,090,864	27,679,815	53,560,935	7,638,467

Total Liabilities and Shareholder’s Equity		403,542,325	697,628,119	99,490,604	697,628,119	99,490,604

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF OPERATIONS

	Notes	Three months ended March 31,
		2007	2008	2008
		RMB	RMB	US$
				See Note 2 (e)
Revenues:	2(c)
Advertising agency services		86,880,143	130,366,258	18,591,879
Special events services		15,990,464	—	—
Advertisement production and sponsorship services		5,962,850	11,523,772	1,643,436

Total revenues		108,833,457	141,890,030	20,235,315
Less: Business tax		(8,869,955)	(7,573,932)	(1,080,138)

Total net revenues		99,963,502	134,316,098	19,155,177

Operating costs and expenses:
Cost of revenues		(11,535,360)	(52,934,824)	(7,549,176)
Sales and marketing expenses		(1,189,200)	(1,430,383)	(203,991)
General and administrative expenses		(2,347,360)	(3,576,152)	(510,005)

Total operating costs and expenses		(15,071,920)	(57,941,359)	(8,263,172)

Operating income		84,891,582	76,374,739	10,892,005
Interest and investment income		1,671,301	1,938,434	276,445
Other expense, net		(456,542)	(3,928)	(560)

Income before tax	8(b)	86,106,341	78,309,245	11,167,890
Income tax expense	8(b)	(4,222,516)	(12,933,887)	(1,844,536)

Net income		81,883,825	65,375,358	9,323,354

Net income allocated to participating preferred shares		(14,346,046)	(11,453,763)	(1,633,452)

Net income available to ordinary shareholders		67,537,779	53,921,595	7,689,902

Earnings per ordinary share, basic and diluted	9	0.16	0.13	0.02

Shares used in calculating earnings per ordinary share, basic and diluted	9	412,400,000	412,400,000	412,400,000

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF SHAREHOLDER’S EQUITY

	Ordinary Shares		Series A Convertible Preferred Shares		Additional paid-in capital	Statutory reserve	Retained earnings	Total shareholder’s equity
	Shares	Amount	Shares	Amount
		RMB		RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2008	412,400,000	2,812,149	87,600,000	597,343	46,700,503	18,450,237	60,154,571	128,714,803
Issuance of ordinary shares (see note 10)	—	—	—	—	703	—	—	703
Net income	—	—	—	—	—	—	65,375,358	65,375,358

Balance at March 31, 2008	412,400,000	2,812,149	87,600,000	597,343	46,701,206	18,450,237	125,529,929	194,090,864

Balance at January 1, 2007	412,400,000	2,812,149	87,600,000	597,343	70,656,669	13,920,037	49,317,427	137,303,625
Deemed related party contribution (see note 14(b))	—	—	—	—	494,374	—	—	494,374
Net income	—	—	—	—	—	—	81,883,825	81,883,825
Dividend declared	—	—	—	—	—	—	(89,035,313)	(89,035,313)

Balance at March 31, 2007	412,400,000	2,812,149	87,600,000	597,343	71,151,043	13,920,037	42,165,939	130,646,511

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

UNAUDITED INTERIM CONDENSED COMBINED STATEMENTS OF CASH FLOWS

	Note	Three months ended March 31,
		2007	2008	2008
		RMB	RMB	US$
				See Note 2 (e)
Cash flows from operating activities:
Net income		81,883,825	65,375,358	9,323,354
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense		304,754	228,643	32,607
Deemed related party contribution	14	494,374	—	—
Investment income		(7,850)	(1,368,856)	(195,216)
Changes in assets and liabilities:
Notes receivable		—	(5,944,241)	(847,724)
Accounts receivable		60,480	(20,844,626)	(2,972,708)
Prepaid expense and other current assets		811,486	697,915	99,532
Amount due from a related party		—	(1,000,000)	(142,613)
Other non-current assets		494,374	—	—
Accounts payable		118,255,239	224,699,565	32,045,004
Customer advances		(35,121,782)	(64,879,446)	(9,252,631)
Accrued expenses and other current liabilities		2,142,306	6,580,080	938,403
Taxes payable		6,045,815	8,444,600	1,204,307
Amount due to related parties		—	49,825,564	7,105,756

Net cash provided by operating activities		175,363,021	261,814,556	37,338,071

Cash flows from investing activities:
Purchase of short-term investments		—	(235,000,000)	(33,513,976)
Proceed from sale of long-term investments held on behalf of shareholder		—	15,037,390	2,144,522
Purchase of property and equipment		(8,800)	(64,768)	(9,237)
Proceeds from investment income		—	1,131,863	161,418

Net cash used in investing activities		(8,800)	(218,895,515)	(31,217,273)

Cash flows from financing activities:
Proceeds from issuance of shares		—	703	99
Movement of shareholder’s cash and investment accounts/payable to shareholder	14	—	(15,043,236)	(2,145,354)
Distribution made to shareholder in connection with the Reorganization		—	(2,683,208)	(382,659)

Net cash used in financing activities		—	(17,725,741)	(2,527,914)

Effect of foreign currency exchange		(1,457)	—	—

Net increase in cash and cash equivalents		175,352,764	25,193,300	3,592,884
Cash and cash equivalents at beginning of the period		510,915,038	138,262,170	19,717,936

Cash and cash equivalents at end of the period		686,267,802	163,455,470	23,310,820

Supplemental disclosures of cash flow and non-cash information:
Cash paid for income taxes		2,641,941	—	—
Deemed related party contribution		494,374	—	—

The accompanying notes are an integral part of these unaudited interim condensed combined financial statements.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS

1 Basis of preparation and combination

The accompanying unaudited interim condensed combined financial statements have been prepared on the same basis as the annual combined financial statements. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of March 31, 2008, and the results of operations and cash flows for the three-month periods ended March 31, 2007 and 2008 have been made. The results of operations for the three-month period ended March 31, 2008, are not necessarily indicative of the operating results for the full fiscal year or any future periods.

The Reorganization has been accounted for as a reorganization of businesses under common control in a manner similar to a pooling of interests. The entities that were under common control of Mr. Shengcheng Wang and his immediate family members but were managed separately from the Group were excluded from the Group. The accompanying combined statements of operations and combined statements of cash flows include the results of operations and cash flows of the Group, as if the current group structure had been in existence throughout the year ended December 31, 2007 and the three months ended March 31, 2008. The accompanying combined balance sheets have been prepared to present the financial position of the Group as of December 31, 2007 and March 31, 2008 as if the current group structure had been in existence as of these dates. During the course of the Reorganization, the legal entity, Mass Media and certain assets and liabilities were separated from the Group on December 30, 2007. Subsequent to this date, Mass Media will not be engaged in the continuing business of the Group and accordingly has been excluded. All significant intra-group transactions and balances have been eliminated on combination.

Subsidiary companies are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast majority of votes at the meeting of directors.

2 Summary of Significant Accounting Policies

(a) Use of estimates

The preparation of the interim condensed combined financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reported periods. Actual results could differ from these estimates. Significant accounting estimates reflected in the Group’s combined financial statements mainly include the estimation of amounts to be recognized as revenues, allowances for doubtful accounts, accounts payable, customer advances and taxes payable in relation to certain contracts with CCTV and a related party.

(b) Short and long-term investments

Short-term investments include time deposits placed with banks with original maturities of more than three months but less than one year, investment funds with no fixed term or with terms less than one year. The investment funds are classified as available-for-sale investments and they are reported at fair value with unrealized gains (losses), if any, recorded as accumulated other comprehensive income in shareholder’s equity.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Realized gains or losses are charged to the combined statements of operations during the period in which the gain or loss is realized. The Group recognized nil and RMB 1,368,856 gains from the available-for-sale investments for the three months ended March 31, 2007 and 2008, respectively. There are no material unrealized gains (losses) at the end of each reporting period presented.

Long-term investments include time deposits placed with a bank.

The Group considers available evidences, including the duration and extent to which declines in fair value of the available-for-sale investments compared to cost, in determining whether an unrealized loss is “other-than-temporary”. If the decline is considered other than temporary, the unrealized loss is recorded as other expense in the combined statement of operations. For each period presented, the Company did not record any charges to write down investments.

(c) Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is reasonably assured. In accordance with Emerging Issues Task Force (“EITF”) No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, revenue arrangements involving multiple deliverables are broken down into single element arrangements based on their relative fair value for revenue recognition purposes, when possible. When there is no objective and reliable evidence of the fair value of the undelivered items, the Group recognizes revenue of the elements delivered as a single unit of accounting.

The Group has adopted the net presentation for business tax (“BT”) and related surcharges pursuant to EITF No. 06-3, “How taxes collected from customers and remitted to governmental authorities should be presented in the income statements”, i.e., BT and related surcharges are excluded from the net revenues. BT and related surcharges are approximately 8% of certain revenues.

Revenues presented in the combined statements of operations include revenues from advertising agency services, special events services, and production and sponsorship services.

Advertising agency services

The Group earns advertising agency services fee income from arranging broadcast of customers’ advertisements during its selected media suppliers’ programs. The revenues from advertising agency services are recognized net of agency rebates, rateably over the period in which the agency services are performed.

The Group contracts separately with its customers and the media suppliers and is responsible for the payments to the media suppliers and collections from the customers. In compliance with EITF No. 99-19, “Reporting Revenue Gross as Principal Versus Net as an Agent”, the Group assesses whether itself or the media supplier is the primary obligor in these service contracts. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of its earnings, ability to change the programs media supplier provides, discretion in supplier selection and credit risk to the vendor.

Since the first year operation, the Group has been arranging its customers’ advertisements on the regular daily programs advertising time slots on CCTV-1 and CCTV-2 and annual Chinese New Year Gala program, the

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Group generally is not obligated to pay the media fees until it has sold the time slots to its customers. In these cases, the Group records the net amounts of gross billings to customers less media fees as revenues on the date of broadcast in accordance with the guidance in EITF No. 99-19 because the Group believes that the media supplier, not the Group, is the primary obligor and undertakes the majority of the risks and rewards in these arrangements.

In order to obtain exclusive access to the CCTV-4 news related programs advertising time slots, starting from 2008, the Group purchased those CCTV Channel 4 advertising time slots for a fixed media cost and attempts to sell the time slots to its customers. The Group believes it undertakes the majority of the risks and rewards in these arrangements. Therefore, revenues are recognized at gross billings to customers in accordance with the guidance from EITF No. 99-19 on the date of broadcast of their advertisements. Cost of purchasing the advertising time slots from the media supplier is recorded to cost of revenues when the time slots purchased are consumed on a straight line basis (see also note 13(b)). The revenues recognized at gross billing were approximately nil and RMB 28.8 million for the three months ended March 31, 2007 and 2008, respectively.

Special events services

On an ad hoc basis, the Group provides sales and market support services for special events to CCTV under general framework agreements. The fees for such services are determined on a case-by-case basis by CCTV based on its evaluation of the Group’s performance. The Group generally receives a certain percentage of the total advertising revenues related to this program that CCTV Channels 1 and 2 earned from the special events as its compensation; however, the Group does not receive the underlying information with which to estimate the compensation amount. As such, the Group recognizes revenues from such services when it receives statements from CCTV after the services are performed. No amounts were pending as of March 31, 2007 and 2008.

Production and sponsorship services

Revenues from production services are recognized in the period in which the advertisement is delivered to clients, provided that no additional performance obligations remain. Revenues from sponsorship services primarily include production of public service announcements with sponsors’ brand names and broadcasting them, as well as the announcements supplied by clients, in the public service announcements time slots that are allocated to the Group. The revenues from sponsorship for public service announcements are recognized ratably over the period in which the public service announcements are broadcast when all other revenue recognition criteria were met.

(d) Fair value of financial instruments

Financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short and long term investments, accounts payable, accrued expenses and other current liabilities. As of December 31, 2007 and March 31, 2008, the carrying values of cash and cash equivalents, notes receivable, accounts receivable, short and long-term investments, accounts payable, accrued expenses and other current liabilities approximate their fair values.

(e) Convenience translation

Translations of amounts in the combined balance sheets and combined statements of operations as of and for the three months ended March 31, 2008 from RMB into United States dollars (“USD”) are solely for the convenience of the reader and were calculated at the rate of USD 1.00 = RMB 7.0120, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Reserve Bank of New York, on March 31, 2008. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2008, or at any other rate.

3 Concentration and Risks

(a) Media supplier

The Group’s business substantially depends on CCTV. The Group relies on its access to advertising time slots on CCTV, to broadcast the customers’ advertisements. Any unfavorable change of CCTV’s advertising model, any change that adversely affect CCTV’s marketing option or limitation on our access to desired television time slots could harm the effectiveness and attractiveness of the Group’s advertising services.

(b) Major customers

A summary of the customers who accounted for 10% or more of the Group’s combined revenues is as follows:

	Three months ended March 31,
Customers	2007	2008
	RMB	RMB
Customer A	11,006,655	*

*	Revenues from this customer during the period presented were less than 10% of the Group’s combined revenues.

No one single customer’s contribution to the Group’s revenue was more than 10% of the Group’s combined revenue for the three months ended March 31, 2008.

(c) Credit risk

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, cash equivalents, short and long-term investments, notes receivable and accounts receivable. The Group places its cash, cash equivalents, short and long-term investments with financial institutions that management believes are of high-credit ratings and quality.

The Group primarily collects revenues for advertising services up front and has not experienced significant losses from uncollectible accounts. The Group will continue to evaluate its collection experience and will provide for an allowance for doubtful accounts as appropriate.

(d) Foreign currency risk

A majority of the Group’s sales and expenses transactions and a significant portion of the Group’s assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

4 Short and Long-Term Investments

	December 31, 2007	March 31, 2008
	RMB	RMB
Short-term investments:
Investment funds	220,000,000	455,000,000

Long-term investments:
Bank time deposits with original maturities more than one year	15,638,800	—

The fair value of above short and long-term investments approximately equal to their carrying value and there were no unrealized gains or losses as of December 31, 2007 and March 31, 2008.

At March 31, 2008, the Group has invested RMB 455,000,000 (December 31, 2007: RMB 220,000,000) into certain investment funds issued by Industrial and Commercial Bank of China. Industrial and Commercial Bank of China has guaranteed the principal sum invested by the Group.

5 Prepaid Expenses and Other Current Assets

	December 31, 2007	March 31, 2008
	RMB	RMB
Bidding and agency deposits to CCTV	9,500,000	9,500,000
Deferred business tax and related surcharges	9,483,741	31,850,965
Others	2,905,239	2,444,317

Total	21,888,980	43,795,282

6 Property and Equipment, Net

	December 31, 2007	March 31, 2008
	RMB	RMB
Computers and electronic equipment	147,214	211,982
Office equipment	123,567	123,567
Office furniture	19,451	19,451
Vehicles	2,163,706	2,163,706

Total	2,453,938	2,518,706
Less: accumulated depreciation	(894)	(229,537)

Net book value	2,453,044	2,289,169

The depreciation expenses for property and equipment were RMB 304,754 and RMB 228,643 for the three months ended March 31, 2007 and 2008, respectively.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

7 Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following:

	December 31, 2007	March 31, 2008
	RMB	RMB
Deposits from customers	2,700,000	5,100,000
Accrued professional fees	1,500,000	187,500
Accrued production fees	181,930	682,600
Accrued payroll	372,224	460,048
Deferred income tax liabilities	—	4,447,757
Others	—	456,329

Total	4,754,154	11,334,234

8 Taxation

(a) Taxes payable:

	December 31, 2007	March 31, 2008
	RMB	RMB
Income tax payable	—	8,486,130
Business tax and related surcharges payable	14,353,264	36,569,799
Other taxes payable	80,965	190,124

Total	14,434,229	45,246,053

(b) Income tax

The Company was incorporated in Cayman Islands and only has operations in the PRC.

Components of income before income taxes are as follows:

	Three months ended March 31,
	2007	2008
	RMB	RMB
Loss subject to Cayman Islands and BVI operations	—	(266,034)
Income subject to the PRC operations	86,106,341	78,575,279
Income before taxes	86,106,341	78,309,245
Income tax expenses applicable to the PRC operations	4,222,516	12,933,887
Effective tax rate for PRC operations	4.9%	16.5%

Cayman Islands and BVI

Under the current laws of the Cayman Islands and BVI, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands or BVI withholding tax will be imposed.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

China

Prior to January 1, 2008, pursuant to the Income Tax Law of the People’s Republic of China concerning Foreign Investment Enterprises and Foreign Enterprises and local income tax laws (“the previous income tax laws and rules”), the income taxes were generally assessed at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. Under the previous income tax laws and rules, an enterprise established in the Shenzhen Special Economic Zone (“SZSEZ”) was entitled to a preferential tax rate of 15% for the income generated from operations within SZSEZ and the local income tax was exempted for both the operations within and outside of SZSEZ. In addition, such enterprises were further entitled to a one-year income tax exemption followed by two years of a 50% tax reduction when certain criteria could be met, commencing from the first cumulative profit-making year net of losses carried forward. Mass Media and Universal were both established in SZSEZ and enjoying tax holidays ended at December 31, 2006 and 2009, respectively. For the three months ended March 31, 2007, operations of Mass Media in SZSEZ were subject to the preferential tax rate of 15%, and Universal was exempted from income taxes.

On January 1, 2008, the New EIT Law, which unifies the statutory income tax rate of enterprises in China to 25%, became effective. In accordance with the New EIT Law, there will be a transition period for enterprises, which currently receive preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transit to the new tax rate within five years after the effective date of the New EIT Law. During the transition period, the preferential tax rates for operations within SZSEZ are 18%, 20%, 22%, 24% and 25% for the years ending December 31, 2008, 2009, 2010, 2011 and 2012, respectively. In addition, the tax holiday grandfathering provision allows enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Universal will continue to enjoy a 50% tax reduction from the preferential tax rate if certain criteria can be met for the years ending December 31, 2008 and 2009. Thereafter, Universal’s tax rate will transit from the preferential rates to the new uniform tax rate of 25% from 2010 to 2012. Accordingly, the tax rates for Universal’s operations in SZSEZ are 9% and 10% for the years ending December 31, 2008 and 2009, respectively.

Under the New EIT Law, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The British Virgin Islands, where UIAL is incorporated, does not have such tax treaty with the PRC. This new 10% withholding tax imposed on the dividend income received from the Group’s PRC subsidiary will reduce the Group’s net income. On February 22, 2008, the Ministry of Finance and State Tax Bureau jointly issued a circular which stated that for foreign invested enterprises, all profits accumulated up to December 31, 2007 are exempted from withholding tax when they are distributed to foreign investors. Accordingly, the Group accrued 10% withholding tax, amounted to RMB 4,447,757, on net income attributable to UIAL, the foreign investor of Universal, which arose in the three months ended March 31, 2008. No withholding taxes were accrued for the profits accumulated up to December 31, 2007.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Reconciliation of the difference between statutory tax rate and the effective tax rate for the PRC operation for the periods presented:

	Three months ended March 31,
	2007	2008
Statutory income tax rate	33.0%	25.0%
Effect of tax holiday	-26.6%	-12.5%
Effect of preferential tax rate for operations in SZSEZ	-1.9%	-1.7%
Effect of withholding income tax in relation to net income attributable to foreign investor of the PRC operation	—	5.7%
Permanent book-tax differences	0.4%	—

Effective tax rate	4.9%	16.5%

The aggregate amount and per share effect of the benefit of the tax holiday are as follows:

	Three months ended March 31,
	2007	2008
	RMB	RMB
The aggregate dollar effect	22,904,287	9,788,656
Per share effect	0.05	0.02

(c) Business tax (“BT”) and related surcharges

The Group is subject to BT and related surcharges levied on advertising services in China, which are approximately 8% of certain advertising revenues. Deferred business tax and related surcharges assets are recognized when the tax invoice has not been received from the media suppliers for the media fees accrued. Upon receipt of the tax invoice from the media suppliers, the deferred business tax and related surcharges assets are offset against the business tax and related surcharges payable.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

9 Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share for the periods indicated:

	Three months ended March 31,
	2007	2008
	RMB	RMB
Numerator:
Net income	81,883,825	65,375,358
Net income allocated to participating Series A convertible preferred shares	(14,346,046)	(11,453,763)

Net income available to ordinary shareholders	67,537,779	53,921,595

Numerator for computing earnings per ordinary share, basic and diluted	67,537,779	53,921,595

Numerator for computing earnings per preferred share, basic and diluted	14,346,046	11,453,763

Denominator:
Weighted average ordinary shares outstanding used in computing basic and diluted earnings per ordinary share	412,400,000	412,400,000
Weighted average preferred shares outstanding used in computing basic and diluted earnings per preferred share	87,600,000	87,600,000

Earnings per ordinary share, basic and diluted	0.16	0.13
Earnings per preferred share, basic and diluted	0.16	0.13

10 Ordinary Shares and Series A Convertible Preferred Shares (“Preferred Shares”)

The Company was authorized to issue 900,000,000 ordinary shares and 100,000,000 preferred shares at par value of USD 0.001 per share. On November 13, 2007 the Group issued 1,000 ordinary shares to Mr. Shengcheng Wang, for cash consideration of USD 0.001 (adjusted for the effect of the share split on July 17, 2008).

On March 6, 2008, the Company issued 99,000 ordinary shares for cash consideration of USD 99 (adjusted for the effect of the share split on July 17, 2008) to a company controlled by Mr. Shengcheng Wang, the Company’s chairman and chief executive officer. Such issuance was accounted for in a manner similar to a share split.

On June 16, 2008, MMIA issued 412,300,000 ordinary shares for cash consideration of USD 412 (adjusted for the effect of the share split on July 17, 2008). After the issuance, the issued and outstanding ordinary shares of MMIA have been increased to 412,400,000 (adjusted for the effect of the share split on July 17, 2008). At the same time, the Company issued 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 17, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang at for cash consideration of USD 88. Both issuances were treated as stock splits.

On June 16, 2008, the Company issued a total of 87,600,000 Preferred Shares to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD 88 (876 Preferred Shares for each then outstanding ordinary share, as adjusted for the effect of the share split on July 17, 2008). Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into investment agreements with a group of third parties and sold the Preferred Shares at USD 60 million.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

When the existing shareholders sold the Preferred Shares, they granted additional rights to the group of third parties with no recourse back to the Company. None of the proceeds from the sale proceeds were received by the Company.

The Preferred Shares have been treated as a stock split because the purpose of the Preferred Shares issuance was to obtain wider distribution and improve marketability of the Company’s equity, and that the issuance did not grant the existing shareholders controlled by Mr. Shengcheng Wang any additional ownership rights to the residual net assets of the Company they did not have previously.

On July 17, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

Accordingly, all shares and per share amounts in the accompanying unaudited condensed combined financial statements have been revised on a retroactive basis to reflect the effect of the issuances on March 6, 2008, June 16, 2008, and July 17, 2008.

On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the Preferred Shares for USD 60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company.

Key terms of the Preferred Shares are summarized as follows:

Conversion

Each holder of Preferred Shares shall have the right to convert at any time all the Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments.

The Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified public offering, which means a firm commitment underwritten initial public offering and listing on an internationally recognized stock exchange by the Board of Directors at a price per share implying a post-money valuation of the Group of at least US$450 million and raising at least US$45 million (before deduction of underwriting discounts and registration expenses).

The existing shareholders controlled by Mr. Shengcheng Wang have agreed to convert all the existing Preferred Shares into ordinary shares upon completion of the Company’s public offering.

Liquidation

On the event of any liquidation event, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Preferred Shares (on an as-if-converted basis) together with the holders of the ordinary shares.

Dividends

If the Group declares and pays any dividends on the ordinary shares, then, holders of Preferred Shares shall be entitled to share in such dividends on a pro rata basis, as if their shares have been converted into ordinary shares.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Voting Rights

Each Preferred Share carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares. The Preferred Shares generally vote together with the Ordinary Shares and not as a separate class.

11 Dividends

	Three months ended March 31,
	2007	2008
	RMB	RMB
Ordinary dividend declared but unpaid attributable to earnings from the previous years	89,035,313	—

Total dividend declared but unpaid during the period	89,035,313	—

12 Mainland China Contribution Plan and Profit Appropriation

(a) China contribution plan

Full-time employees of the Group are entitled to staff welfare benefits including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries. The Group is required to make contributions to the plans out of the amounts accrued. The Chinese government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed. The total contribution for such employee benefits were not material for the periods presented.

(b) Statutory reserves

Universal and Mass Media are required to make appropriations to reserves, comprising the statutory surplus reserve and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after-tax net income determined in accordance with the legal requirements in the PRC until the reserve is equal to 50% of the entities’ registered capital. Appropriation to the discretionary surplus reserve is made at the discretion of the Board of Directors. Statutory surplus reserve and discretionary surplus reserve are established for the purpose of offsetting accumulated losses, enlarging productions or increasing share capital.

(c) Statutory staff welfare funds

The appropriation to the statutory staff welfare funds is made at the discretion of the Board of Directors, and the Board of Directors determined not to appropriate statutory staff welfare funds. Mass Media and Universal had not made any appropriation to the statutory staff welfare fund for the three months ended March 31, 2007 and 2008.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

13 Commitments and Contingencies

(a) Operating lease commitments

The Group has entered into certain leasing arrangements relating to the lease of the Group’s office premises. Rental expense under operating leases for the three months ended March 31, 2007 and 2008 were RMB 1,056,768 and RMB 967,420, respectively.

On December 30, 2007, the Group has entered into lease arrangements with two related parties, Mr. Shengcheng Wang’s father and Guang Er Gao Zhi Film and Television Production Co., Ltd. (“Guang Er Gao Zhi FTP”) for a period of ten years for the premises where the principal office locates.

As of March 31, 2008, the Group has commitments under non-cancelable operating leases to make minimum payments as follows:

RMB
2008	2,814,930
2009	3,753,240
2010	3,753,240
2011	3,753,240
2012	3,753,240
Thereafter	18,766,200

36,594,090

(b) Operating guaranteed minimum payment and fixed payment contracts

Under the agency contract with Guang Er Gao Zhi FTP, the Group has committed to procure certain time slots throughout 2008 at guaranteed minimum amount and fixed amount for CCTV Channel 2 and Channel 4, respectively. In accordance with such agency contract, for time slots of CCTV Channel 2, the Group guaranteed minimum payment of RMB 141,120 per day if the program is broadcast. The broadcast schedule for the program in 2008 has not been fixed. The Group guaranteed a fixed payment of RMB 163,200,000 to secure exclusive access to certain advertising time slots that Guang Er Gao Zhi FTP obtained from CCTV Channel 4. The Group recognized the guaranteed fixed payment as cost of revenue to each quarter of 2008 on a straight-line basis. As of March 31, 2008, the Group accrued RMB 40,577,049 media fee related to the guaranteed fixed payment contract.

(c) Capital and other commitments

The Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2008.

(d) Legal contingencies

On April 16, 2008, Universal received a subpoena from the Shenzhen Municipal Futian District Court (“Court”) to appear as the defendant of a commercial legal dispute. A customer of Universal complained to the Court alleging that some of the advertisements it had contracted with Universal to be broadcast in February 2008 were not broadcast. The customer applied to the Court to cancel the one year advertising contracts signed with Universal starting from March 15, 2008 and demanded compensation of RMB 3,328,654. The Group believes

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

that Universal did not violate any terms of the corresponding advertising contracts, and no missing advertisements were noted in the broadcasting report issued by a research company authorized by CCTV. The Group continued to broadcast the advertisements according to the contracts until June 30, 2008.

In July 2008, Universal filed countersuits against this customer for its unpaid advertising fees and damages of approximately RMB 24.8 million under the contracts.

The Group has not recognized any revenue from this customer since April 1, 2008. As of June 30, 2008, the outstanding receivable and deposit balance from this customer was RMB 4.8 million and RMB 2.3 million, respectively. The unsecured receivable balance of RMB 2.5 million was fully reserved as of June 30, 2008.

The first court hearing date has been scheduled for July 30, 2008. The Group is not able to predict the results of the litigation.

14 Related Party Transactions

(a) The table below sets forth the major related parties and their relationships with the Group:

Related party’s name	Relationship with the Group
Mr. Zhiyi Wang	Father of Mr. Shengcheng Wang, controlling shareholder of the Group before reorganization

Shenzhen Guang Er Gao Zhi Co., Ltd. (“Shenzhen Guang Er Gao Zhi”)	Shareholder of Mass Media (51%), under the control of Mr. Shengcheng Wang’s immediate family members

Beijing Guang Er Gao Zhi Media Advertising Co., Ltd. (“Beijing Guang Er Gao Zhi”)	Under the control of Mr. Shengcheng Wang’s immediate family members

Guang Er Gao Zhi Film and Television Production Co., Ltd. (“Guang Er Gao Zhi FTP”)	50% controlled by Beijing Guang Er Gao Zhi

Beijing Mass Media Web Media Co., Ltd. (“Beijing Mass Media Web Media”)	Under the control of Mr. Shengcheng Wang’s immediate family members

Mass Media International Advertising Co., Ltd. (Mass Media)	Predecessor of Universal, which was excluded from the Group, effective from December 30, 2007

(b) Details of significant related party transactions are as follows during the periods presented:

	Three months ended March 31,
	2007	2008
	RMB	RMB
Lease office premise from Mr. Zhiyi Wang	494,374	473,358
Lease office premise from Guang Er Gao Zhi FTP*	494,374	464,952
Purchase of advertising time slots from Guang Er Gao Zhi FTP	—	52,668,778
Provision of advertising services to Guang Er Gao Zhi FTP		1,290,800
Film production and advertising services to Mass Media	—	2,025,772

*	Guang Er Gao Zhi FTP allowed the Group to use its office space at no charge before December 31, 2007. The Group recorded the rent expense for the space used at market price and treated it as contribution from related party. The group recorded the related contribution of RMB 494,374 as additional paid-in capital for the three months ended March 31, 2007.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

Prior to February 15, 2008, UIAL’s shareholder and his immediate family used the cash and investment accounts of UIAL to hold their personal cash and investments. On February 15, 2008, such cash and investment amounts were transferred to a company outside of the Group, which is controlled by Mr. Shengcheng Wang’s immediate family. The cash and investment balances were included in the combined balance sheets and accounted for as loan from shareholder as of December 31, 2007. Since the cash and investment balances were held on trust for the shareholder, no interest expense for the loan or investment income for the cash and investment account were recognized by the Group. The net movements of these balances were included in financing activities in cash flow statements.

	December 31, 2007	March 31, 2008
	RMB	RMB
Cash and cash equivalent	5,846	—
Long-term investments	15,638,800	—

Total	15,644,646	—
Payable to a shareholder	15,644,646	—

	Three months ended March 31,
	2007	2008
	RMB	RMB
Movement of shareholder’s cash and investment accounts/payable to shareholder, excluding effect of foreign currency exchange	—	(15,043,236)

In December 2007, the Group entered into a framework agreement with Guang Er Gao Zhi FTP, an advertising agency that has secured advertising rights relating to a number of television programs on CCTV. Guang Er Gao Zhi FTP is 50%-owned by CCTV and 50%-owned by Beijing Guang Er Gao Zhi. Beijing Guang Er Gao Zhi is controlled by the parents of Mr. Shengcheng Wang. Under the framework agreement, the Group has obtained the exclusive right from Guang Er Gao Zhi FTP to procure advertisers for the advertising time slots Guang Er Gao Zhi FTP has secured from CCTV, effective from January 1, 2008.

On January 22, 2008, Universal entered into an exclusive advertising service agency contract with Guang Er Gao Zhi FTP to secure exclusive access to some advertising time slots that Guang Er Gao Zhi FTP obtained from CCTV Channel 2 and Channel 4. In accordance with such agency contract, the Group has a guaranteed minimum payment of RMB 141,120 per day for the First News program advertising time slots broadcast on CCTV Channel 2 if the program is broadcast, a fixed payment to Guang Er Gao Zhi FTP of RMB 163,200,000 for the year ending December 31, 2008 for advertising time slots on CCTV Channel 4 (see note 13(b)) and paid a guarantee deposit of RMB 1,000,000 to Guang Er Gao Zhi FTP. For three months ended March 31, 2008, the purchase of advertising time slots on CCTV Channel 2 and Channel 4 from Guang Er Gao Zhi FTP was RMB 12,091,729 and RMB 40,577,049 respectively.

According to the Reorganization agreement, starting from January 1, 2008, Mass Media ceased all its advertising and film production operations. However, there were three advertisement production and sponsorship service contracts outstanding to be completed as at December 31, 2007, and the customers declined to sign another set of agreements with Universal as those projects were close to completion. In order to deliver uncompleted services, Mass Media engaged Universal as a service contractor and paid the net income earned from these service contracts, amounted to RMB 2,025,772, to Universal as advertisement production and sponsorship service fees.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(c) Details of amount due from/to related parties were as follows:

	December 31, 2007	March 31, 2008
	RMB	RMB
Due from Guang Er Gao Zhi FTP	—	1,000,000
Accounts payable to Guang Er Gao Zhi FTP	—	51,377,978
Due to Mass Media	21,562,056	16,853,076
Due to Mr. Zhiyi Wang	—	473,358
Payable to a shareholder	15,644,646	—

The Group loaned RMB 500,000 to Beijing Mass Media Web Media in three months ended March 31, 2007 with no interest. Such amount had been repaid before December 31, 2007.

15 Subsequent Events

(a)	On May 15, 2008, the board of directors of Universal declared to pay dividends of RMB 97,316,049 to the existing shareholders, including RMB 68,121,234 to UIAL and RMB 29,194,815 to Shenzhen Guang Er Gao Zhi, respectively. On June 20, 2008, the board of directors of Universal declared to pay dividends of RMB 28, 213, 880 to the existing shareholder, UIAL. On June 23, 2008, the directors of UIAL declared to pay dividends of RMB 96,335,114 to its existing shareholder, the Company. On the same day, the directors of the Company declared to pay dividends of RMB 96,335,114 to its existing shareholders.

(b)	On June 16, 2008, the Company issued a total of 87,600,000 Preferred Shares (adjusted for the effect of the share split on July 17, 2008) to the existing shareholders controlled by Mr. Shengcheng Wang for cash consideration of USD88. Subsequent to the issuance of the shares, on June 24, 2008, the existing shareholders entered into investment agreements with a group of third parties and sold the shares for USD 60 million. On July 23, 2008, the existing shareholders controlled by Mr. Shengcheng Wang entered into an agreement to repurchase all the shares for USD 60 million plus one month of interest at an annual rate of 8.0%. None of the repurchase cost was borne by the Company. The Preferred Shares issuance was treated as a stock split (see Note 10). The existing shareholders controlled by Mr. Shengcheng Wang have agreed to convert all the existing Preferred Shares into ordinary shares upon completion of the Company’s public offering.

(c)	On June 23, 2008, the directors of the Company declared to pay dividends of RMB 96,335,114 to its existing shareholders.

In June 2008, UIAL completed the purchase of the remaining 30% equity interests of Universal held by Shenzhen Guang Er Gao Zhi for RMB 15,000,000, which represents the initial cost of investment made and capital contributed by Shenzhen Guang Er Gao Zhi. This payment was recorded as a distribution to shareholder.

The pro-forma balance sheet as of March 31, 2008 presents an adjusted financial position as if the conversion of the Series A convertible preferred shares into ordinary shares, the dividends declared on June 23, 2008 and the completion of the purchase of the remaining 30% equity interest occurred on March 31, 2008.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED COMBINED FINANCIAL STATEMENTS—(Continued)

(d)	On June 20, 2008, Universal entered into a five-year contract to secure the exclusive advertising rights to CCTV’s Spanish and French Channels, under which Universal is committed to pay media fees of RMB 1.0 million in the second year and RMB 2.0 million in the third year of the contract. The media fees for the remaining term will be determined by CCTV and Universal in the future.

(e)	On July 1, 2008 the Company adopted the 2008 Equity Incentive Plan and awarded share options to certain executive officers, directors, employees and consultants to purchase 42,891,000 ordinary shares of the Company at an exercise price of US$0.68 per share (adjusted for the effect of the share split on July 17, 2008). The share options granted vest over 4 years and have a contractual term of 10 years. Some of the share options are subject to certain performance conditions. For share options granted to executive officers, directors and employees, the Company will account for these share options in accordance with SFAS 123(R) “Share-Based Payment”. For share options granted to consultants, the Company will account for these share options in accordance with EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. The Company will estimate the fair value of the share options using an option pricing model and the assumption of the fair market value of underlying shares will be based on the mid-point of the estimated range of the initial public offering price of this offering.

(f)	On July 17, 2008, the Company issued 999 additional shares for every outstanding ordinary and Preferred Share. The share issuances were accounted for as a 1,000-for-one share split.

MMIA specializes in identifying and sourcing the
right media resources for its advertising clients.

Through and including                    , 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

China Mass Media International Advertising Corp.

7,212,500 American Depositary Shares

Representing

216,375,000 Ordinary Shares

PROSPECTUS

Merrill Lynch & Co. Oppenheimer & Co. BMO Capital Markets

                    , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own dishonesty, fraud or default.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). No underwriters were involved in these issuances. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

Purchaser	Date of Issuance	Number of Securities	Title of Securities	Consideration
Wide Atlantic Limited(1)	March 6, 2008	99	ordinary shares	US$99.0
Happy Indian Ocean Limited(1)	June 16, 2008(2)	329,840	ordinary shares	US$329.84
Arctic Spring Limited(1)	June 16, 2008(2)	82,460	ordinary shares	US$82.48
Happy Indian Ocean Limited(1)	June 16, 2008(2)	70,080	preferred shares	US$70.08
Arctic Spring Limited(1)	June 16, 2008(2)	17,520	preferred shares	US$17.52
Certain Directors, Officers, Employees and Consultants	July 1, 2008	42,891	options to purchase ordinary shares	N/A
Happy Indian Ocean Limited(1)	July 17, 2008(3)	329,590,080	ordinary shares	N/A
Arctic Spring Limited(1)	July 17, 2008(3)	82,397,520	ordinary shares	N/A
Winner Wide Limited	July 17, 2008(3)	24,795,180	preferred shares	N/A
CTF Capital Ltd.	July 17, 2008(3)	24,795,180	preferred shares	N/A
Goldcorn Development Limited	July 17, 2008(3)	11,668,320	preferred shares	N/A
Jumbo Right Holdings Limited	July 17, 2008(3)	4,375,620	preferred shares	N/A
True Wise Investments Limited	July 17, 2008(3)	14,585,400	preferred shares	N/A
Ever Kingdom Limited	July 17, 2008(3)	7,292,700	preferred shares	N/A
Certain Directors, Officers, Employees and Consultants	July 17, 2008	42,848,109	options to purchase ordinary shares	N/A

(1)	Controlled by Mr. Shengcheng Wang, our chairman and chief executive officer.
(2)	In connection with our issuance of ordinary and series A preferred shares for the purpose of facilitating the sale by these entities of their holdings in our company.
(3)	In connection with our issuance of 999 additional shares for every outstanding ordinary and series A preferred share.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

2.1*	English Translation of Asset Transfer Agreement between Mass Media International Advertising Co., Ltd. and Mass Media & Universal International Advertising Co., Ltd.

3.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

Exhibit Number	Description of Document
4.1*	Registrant’s form of American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of the American Depositary Shares(1)

4.4*

Investor Rights Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

5.1*	Opinion of Maple and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maple and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters

10.1*	Form of 2008 Share Incentive Plan

10.2*

Termination Agreement dated July 23, 2008, among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

10.3*	English Translation of Non-Competition Agreement dated January 31, 2008, among Mr. Shengcheng Wang, Ms. Kun Zhang, Mr. Zhiyi Wang, Ms. Wenkai Zhang and Mass Media & Universal International Advertising Co., Ltd.

10.4*	Form of Employment Agreement

10.5*	English Translation of Equity Transfer Agreement between Universal International Advertising Limited and Shenzhen Guang Er Gao Zhi Co., Ltd.

10.6*	English Translation of Framework Agreement dated December 20, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.7*	English Translation of Advertising Agency Agreement dated January 22, 2008 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.8*	English Translation of Advertising Agency Agreement on 2008 Chinese New Year Gala Program dated December 6, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

10.9*	English Translation of Advertising Agency Agreement on Special Events dated December 12, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

10.10*	English Translation of Form of Media Resource Purchase Agreement between Mass Media & Universal International Advertising Co., Ltd. and CCTV

10.11*	English Translation of Form of Advertising Agency Agreement between Mass Media & Universal International Advertising Co., Ltd. and advertising clients

10.12*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.13*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Zhiyi Wang

Exhibit Number	Description of Document
10.14*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Winner Wide Limited

10.15*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and CTF Capital Ltd.

10.16*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Goldcorn Development Limited

10.17*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Jumbo Right Holdings Limited

10.18*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and True Wise Investments Limited

10.19*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Ever Kingdom Limited

10.20*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.21*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, True Wise Investments Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.22*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.23*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Shearman & Sterling LLP (included in Exhibit 8.2)

23.4*	Consent of Commerce & Finance Law Offices

23.5*	Consent of Jiming Ha

23.6*	Consent of Jianmin Qu

23.7*	Consent of Xingzhao Liu

24.1*	Powers of Attorney (included on signature page)

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Commerce & Finance Law Offices

(1)	Filed with the SEC as an exhibit to the Registration Statement on Form F-6 (Registration No. 333-152416) with respect to American depositary shares representing ordinary shares.
*	Previously filed.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Combined Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability under the Securities Act of 1993 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on August 1, 2008.

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

By:	/s/ Shengcheng Wang
Name:	Shengcheng Wang
Title:	Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Shengcheng Wang Name: Shengcheng Wang	Chairman and Chief Executive Officer	August 1, 2008

/s/ Julie Zhili Sun Name: Julie Zhili Sun	Director	August 1, 2008

/s/ Haiyan Xing Name: Haiyan Xing	Director	August 1, 2008

/s/ Eric Wang Lam Cheung Name: Eric Wang Lam Cheung	Chief Financial Officer (principal financial and accounting officer)	August 1, 2008

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States, of China Mass Media International Advertising Corp., has signed this registration statement or amendment thereto in the City of Newark, Delaware, on August 1, 2008.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement

2.1*	English Translation of Asset Transfer Agreement between Mass Media International Advertising Co., Ltd. and Mass Media & Universal International Advertising Co., Ltd.

3.1*	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect

3.2*	Form of Third Amended and Restated Memorandum and Articles of Association of the Registrant

4.1*	Registrant’s form of American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for ordinary shares

4.3*	Form of Deposit Agreement, among the Registrant, the depositary and owners and holders of the American Depositary Shares(1)

4.4*

Investor Rights Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

5.1*	Opinion of Maples and Calder, Cayman Islands counsel to the Registrant, regarding the validity of the ordinary shares being registered

8.1*	Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)

8.2*	Opinion of Shearman & Sterling LLP, United States counsel to the Registrant, regarding certain U.S. tax matters

10.1*	Form of 2008 Share Incentive Plan

10.2*	Termination Agreement dated July 23, 2008, among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, True Wise Investments Limited and Ever Kingdom Limited

10.3*	English Translation of Non-Competition Agreement dated January 31, 2008, among Mr. Shengcheng Wang, Ms. Kun Zhang, Mr. Zhiyi Wang, Ms. Wenkai Zhang and Mass Media & Universal International Advertising Co., Ltd.

10.4*	Form of Employment Agreement

10.5*	English Translation of Equity Transfer Agreement between Universal International Advertising Limited and Shenzhen Guang Er Gao Zhi Co., Ltd.

10.6*	English Translation of Framework Agreement dated December 20, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.7*	English Translation of Advertising Agency Agreement dated January 22, 2008 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.8*	English Translation of Advertising Agency Agreement on 2008 Chinese New Year Gala Program dated December 6, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

10.9*	English Translation of Advertising Agency Agreement on Special Events dated December 12, 2007 between Mass Media & Universal International Advertising Co., Ltd. and CCTV

10.10*	English Translation of Form of Media Resource Purchase Agreement between Mass Media & Universal International Advertising Co., Ltd. and CCTV

Exhibit Number	Description of Document
10.11*	English Translation of Form of Advertising Agency Agreement between Mass Media & Universal International Advertising Co., Ltd. and advertising clients

10.12*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Beijing Guang Er Gao Zhi Film and Television Production Company Ltd.

10.13*	English Translation of Lease Agreement dated December 30, 2007 between Mass Media & Universal International Advertising Co., Ltd. and Zhiyi Wang

10.14*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Winner Wide Limited

10.15*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and CTF Capital Ltd.

10.16*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Goldcorn Development Limited

10.17*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Jumbo Right Holdings Limited

10.18*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and True Wise Investments Limited

10.19*	Investment Agreement dated June 24, 2008 among China Mass Media International Advertising Corp., Happy Indian Ocean Limited, Arctic Spring Limited and Ever Kingdom Limited

10.20*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Winner Wide Limited, CTF Capital Ltd., Goldcorn Development Limited, Jumbo Right Holdings Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.21*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, True Wise Investments Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.22*	Share Purchase Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited, Ever Kingdom Limited, China Mass Media International Advertising Corp. and Shengcheng Wang

10.23*	Preferred Share Conversion Agreement dated July 23, 2008 among Happy Indian Ocean Limited, Arctic Spring Limited and China Mass Media International Advertising Corp.

21.1*	Subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm

23.2*	Consent of Maples and Calder (included in Exhibit 5.1)

23.3*	Consent of Shearman & Sterling LLP (included in Exhibit 8.2)

23.4*	Consent of Commerce & Finance Law Offices

23.5*	Consent of Jiming Ha

23.6*	Consent of Jianmin Qu

23.7*	Consent of Xingzhao Liu

24.1*	Powers of Attorney (included on signature page)

Exhibit Number	Description of Document

99.1*	Code of Business Conduct and Ethics of the Registrant

99.2*	Opinion of Commerce & Finance Law Offices

(1)	Filed with the SEC as an exhibit to the Registration Statement on Form F-6 (Registration No. 333-152416) with respect to American depositary shares representing ordinary shares.
*	Previously filed.